BARRICK SECOND QUARTER 2026	1	MANAGEMENT'S DISCUSSION AND ANALYSIS
Exhibit 99.2

Management's Discussion and Analysis (“MD&A”)
Quarterly Report on the Second Quarter of 2026

This portion of the Quarterly Report provides
management’s discussion and analysis (“MD&A”) of the
financial condition and results of operations, to enable a
reader to assess material changes in financial condition and results of operations as at, and for the three and six month period ended June 30, 2026, in comparison to the
corresponding prior-year periods. The MD&A is intended to
help the reader understand Barrick Mining Corporation
(“Barrick”, “we”, “our”, the “Company” or the “Group”), our
operations, financial performance as well as our present
and future business environment. This MD&A, which has
been prepared as of August 10, 2026, is intended to
supplement and complement the condensed unaudited
interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as
issued by the International Accounting Standards Board
applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim
Financial Reporting, for the three and six month period
ended June 30, 2026 (collectively, the “Financial
Statements”), which are included in this Quarterly Report on pages 59 to 63. You are encouraged to review the Financial
Statements in conjunction with your review of this MD&A.
This MD&A should be read in conjunction with both the
annual audited consolidated financial statements for the two years ended December 31, 2025, the related annual MD&A
included in the 2025 Annual Report, and the most recent
Form 40–F/Annual Information Form on file with the U.S.
Securities and Exchange Commission (“SEC”) and
Canadian provincial securities regulatory authorities. These documents and additional information relating to the
Company are available on SEDAR+ at www.sedarplus.ca
and EDGAR at www.sec.gov. Certain notes to the Financial
Statements are specifically referred to in this MD&A and
such notes are incorporated by reference herein. All dollar
amounts in this MD&A are in millions of United States
dollars (“$” or “US$”), unless otherwise specified.
For the purposes of preparing our MD&A, we
consider the materiality of information. Information is
considered material if: (i) such information results in, or
would reasonably be expected to result in, a significant
change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or
(iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with
reference to all relevant circumstances, including potential market sensitivity.
Abbreviations

AISC	All-in Sustaining Costs
BNL	Barrick Niugini Limited
CCV	Critical Control Verifications
CEO	Chief Executive Officer
COS	Cost of Sales
DRC	Democratic Republic of Congo
EPCM	Engineering, Procurement, and Construction Management
G&A	General and administrative
GHG	Greenhouse Gas
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
ICSID	International Centre for the Settlement of Investment Disputes
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
Ktpa	Thousand tonnes per annum
Lb	Pound
LME	London Metal Exchange
LTI	Lost Time Injury

LTIFR	Lost Time Injury Frequency Rate
Mtpa	Million tonnes per annum
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
Oz	Ounce
PFS	Pre-Feasibility Study
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
SOKIMO	Société Minière de Kilo-Moto
TCC	Total Cash Costs
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TWMS	Temporary Water Management Structures
VAT	Value-Added Tax
WGC	World Gold Council
WTI	West Texas Intermediate
YTD	Year to date June 30

BARRICK SECOND QUARTER 2026	2	MANAGEMENT'S DISCUSSION AND ANALYSIS
Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference
in this MD&A, including any information as to our strategy,
projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements,
other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”,
“aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”,
“guidance”, “forecast”, “outlook”, “project”, “intend”,
“develop”, “progress”, “continue”, “temporary”, “estimate”,
“potential”, “future”, “focus”, “ongoing”, “following”, “subject to”, “on track”, “scheduled”, “may”, “will”, “can”, “could”,
“would”, “should” and similar expressions identify forward-
looking statements. In particular, this MD&A contains
forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost
guidance, including our ability to meet our 2026 guidance;
anticipated production growth from Barrick’s organic project pipeline and reserve replacement; estimates of future cost
of sales per ounce for gold and per pound for copper, total
cash costs per ounce and C1 cash costs per pound, and
all-in sustaining costs per ounce/pound; cash flow
forecasts; projected capital, operating and exploration
expenditures; the share buyback program and performance
dividend policy; mine life and production rates; our plans,
timelines, and expected completion and benefits of our
growth projects, including the Goldrush Project, Fourmile,
Ren, Pueblo Viejo plant expansion and mine life extension
project, the Nevada Gold Mines Autonomous Haulage
Program, Veladero Phase 8 Leach Pad, Reko Diq, solar
power project at Kibali, the Lumwana Super Pit Expansion
and the Zaldívar Water Project; anticipated production at
Goldrush, Ren, and Lumwana; estimated capital
expenditures at Fourmile through mid-2030; timing for first
production and 2026 and 2027 estimated spend profile on
the Lumwana Super Pit Expansion project; Barrick’s
decision to slow development activity and reduce capital
expenditures at Reko Diq; the ongoing project review of
Reko Diq; the development and operation of the Reko Diq
project, including project scope, anticipated costs and
timeline for construction and first production; potential
significant increases to previously disclosed total estimated capital budget and timeline for the Reko Diq project; capital expenditures related to upgrades and ongoing management
initiatives; Barrick’s global exploration strategy and planned exploration activities; Barrick’s copper strategy; the
resumption of operations at Loulo-Gounkoto following the
resolution of disputes with the Government of Mali,
including adoption of the 2023 Mining Code and continued
engagement on tax matters; our pipeline of high confidence
projects at or near existing operations; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status, including Fourmile; the incorporation of Fourmile into the NGM joint venture at fair market value;
potential mineralization and metal or mineral recoveries;
Barrick's intention to pursue and the expected timing for
and potential benefits of an initial public offering (“IPO”) of
Barrick’s North American gold assets; the structure and the
ability of the IPO to generate significant value for Barrick;
our ability to convert resources into reserves and future
reserve replacement; asset sales, joint ventures and
partnerships; Barrick’s strategy, plans, targets and goals in respect of sustainability issues, including climate change,
greenhouse gas (“GHG”) emissions reduction targets,
human rights, safety performance, community development
and resettlement, and responsible water use; and
expectations regarding future price assumptions, financial
performance and other outlook or guidance.
Forward-looking statements are necessarily based
upon a number of estimates and assumptions including
material estimates and assumptions related to the factors
set forth below that, while considered reasonable by the
Company as at the date of this MD&A in light of
management’s experience and perception of current
conditions and expected developments, are inherently
subject to significant business, economic and competitive
uncertainties and contingencies. Known and unknown
factors could cause actual results to differ materially from those projected in the forward-looking statements and
undue reliance should not be placed on such statements
and information. Such factors include, but are not limited to:
fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel,
natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional
engineering and other analysis is required; risks related to the possibility that future exploration results will not be
consistent with the Company’s expectations, that quantities
or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the
fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and
exploration successes; risks that exploration data may be
incomplete and considerable additional work may be
required to complete further evaluation, including but not
limited to drilling, engineering and socioeconomic studies
and investment; the speculative nature of mineral
exploration and development; lack of certainty with respect
to foreign legal systems, corruption and other factors that
are inconsistent with the rule of law; changes in national
and local government legislation, taxation, controls or
regulations and/or changes in the administration of laws,
policies and practices, including the expropriation or
nationalization of property and political or economic
developments in Canada, the United States, or other
countries in which Barrick does or may carry on business in
the future; risks relating to the proposed IPO of an entity
that will hold Barrick’s North American assets; risks relating to political instability in certain of the jurisdictions in which
Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key
licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations;
increased costs and physical and transition risks related to climate change, including extreme weather events,
resource shortages, emerging policies and increased
regulations related to GHG emission levels, energy
efficiency and reporting of risks; the Company's ability to
achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which
require reliance on entities within Barrick's value chain, but outside of the Company's direct control, to achieve such
targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required

BARRICK SECOND QUARTER 2026	3	MANAGEMENT'S DISCUSSION AND ANALYSIS
infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation
due to the actual or perceived occurrence of any number of
events, including negative publicity with respect to the
Company’s handling of environmental matters or dealings
with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s
operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical
difficulties in connection with mining or development
activities, including geotechnical challenges, tailings dam
and storage facilities failures, and disruptions in the
maintenance or provision of required infrastructure and
information technology systems; increased costs, delays,
suspensions and technical challenges associated with the
construction of capital projects; risks associated with
working with partners in jointly controlled assets; risks
related to disruption of supply routes which may cause
delays in construction and mining activities, including
disruptions in the supply of key mining inputs due to the
invasion of Ukraine by Russia and conflicts in the Middle
East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure,
information technology systems and the implementation of
Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by
computer viruses, malware, ransomware and other
cyberattacks, or similar information technology system
failures, delays and/or disruptions; the impact of global
liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected
future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the
invasion of Ukraine by Russia and country-specific political and economic factors in Argentina and uncertainty related
to Venezuela; adverse changes in our credit ratings;
fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other
controls on imports and exports, tax, immigration or other
policies that may impact relations with foreign countries,
result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s existing
operations and material growth projects; risks arising from
holding derivative instruments (such as credit risk, market
liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the
ability of management to implement its business strategy
and enhanced political risk in certain jurisdictions;
uncertainty whether some or all of Barrick’s targeted
investments and projects will meet the Company’s capital
allocation objectives and internal hurdle rate; whether
benefits expected from recent transactions are realized;
business opportunities that may be presented to, or
pursued by, the Company; our ability to successfully
integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations
including loss of key employees; availability and increased
costs associated with mining inputs and labor; risks
associated with diseases, epidemics and pandemics; risks
related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In
addition, there are risks and hazards associated with the
business of mineral exploration, development and mining,
including environmental hazards, industrial accidents,
unusual or unexpected formations, pressures, cave-ins,
flooding and gold bullion, copper cathode or gold or copper
concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can
affect our actual results and could cause actual results to
differ materially from those expressed or implied in any
forward-looking statements made by, or on behalf of, us.
Readers are cautioned that forward-looking statements are
not guarantees of future performance. All of the forward-
looking statements made in this MD&A are qualified by
these cautionary statements. Specific reference is made to
the most recent Form 40-F/Annual Information Form on file
with the SEC and Canadian provincial securities regulatory
authorities for a more detailed discussion of some of the
factors underlying forward-looking statements and the risks
that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this
MD&A. We disclaim any intention or obligation to update or
revise any forward-looking statements whether as a result
of new information, future events or otherwise, except as
required by applicable law.

BARRICK SECOND QUARTER 2026	4	MANAGEMENT'S DISCUSSION AND ANALYSIS
Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and
ratios in our MD&A:
■"adjusted net earnings"
■"free cash flow"
■“attributable free cash flow”
■“attributable operating cash flow”
■"EBITDA"
■"adjusted EBITDA"
■"attributable adjusted EBITDA"
■“attributable adjusted EBITDA margin”
■“net leverage”
■"minesite sustaining capital expenditures"
■"project capital expenditures"
■"TCC/oz"
■"C1 cash costs/lb"
■"AISC per oz/lb" and
■"realized price per oz/lb"
For a detailed description of each of the non-GAAP
financial measures used in this MD&A and a detailed
reconciliation to the most directly comparable measure
under IFRS, please refer to the Non-GAAP Financial
Measures section of this MD&A on pages 44 to 56. Each
non-GAAP financial measure has been annotated with a
reference to an endnote on page 57. The non-GAAP
financial measures set out in this MD&A are intended to
provide additional information to investors and do not have
any standardized meaning under IFRS, and therefore may
not be comparable to other issuers, and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS.
Changes in Presentation of Non-GAAP Financial
Measures
Attributable Adjusted EBITDA and Attributable Adjusted
EBITDA Margin
Starting with this MD&A, we have renamed attributable
EBITDA and attributable EBITDA margin to attributable
adjusted EBITDA and attributable adjusted EBITDA margin,
respectively.  There is no change in the way these
measures are calculated.
Attributable Operating Cash Flow
Starting with our Q1 2026 MD&A, we are presenting
attributable operating cash flow. Attributable operating cash flow starts with cash provided by operating activities and
adds our attributable share of cash provided by operating
activities from our equity investees and subtracts the cash
provided by operating activities attributable to the non-
controlling interests. Management believes this to be a
useful indicator of the amount of cash provided by operating activities to Barrick’s ownership share.
Index

5	Overview

	5	Financial and Operating Highlights
	7	Key Business Developments
	7	Sustainability
	9	Outlook

11	Operating Performance

	11	Nevada Gold Mines
	12	Carlin
	14	Cortez
	16	Turquoise Ridge
	18	Pueblo Viejo
	20	Loulo-Gounkoto
	22	Kibali
	24	North Mara
	26	Bulyanhulu
	27	Other Mines - Gold
	28	Lumwana
	30	Other Mines - Copper

31	Future Growth

34	Review of Financial Results

	34	Revenue
	35	Production Costs
	36	General and Administrative Expenses
	36	Exploration, Evaluation and Project Expenses
	37	Finance Costs, Net
	37	Additional Statement of Income Items
	37	Income Tax Expense

39	Financial Condition Review

	39	Balance Sheet Review
	39	Financial Position and Liquidity
	40	Summary of Cash Inflow (Outflow)

42	Commitments and Contingencies

43	Review of Quarterly Results

43	Internal Control over Financial Reporting and Disclosure Controls and Procedures

44	IFRS Critical Accounting Policies and Accounting Estimates

44	Non-GAAP Financial Measures

57	Technical Information

57	Endnotes

59	Financial Statements

64	Notes to Consolidated Financial Statements

BARRICK SECOND QUARTER 2026	5	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Overview

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Financial Results ($ millions)
Revenues	5,292	5,218	1%	3,681	44%	10,510	6,811	54%
Cost of sales	2,395	2,099	14%	1,878	28%	4,494	3,663	23%
Net earnings[a]	1,217	1,602	(24)%	811	50%	2,819	1,285	119%
Adjusted net earnings[b]	1,363	1,648	(17)%	800	70%	3,011	1,403	115%
Attributable adjusted EBITDA[b]	2,545	2,761	(8)%	1,690	51%	5,306	3,051	74%
Attributable adjusted EBITDA margin[b]	60%	66%	(9)%	55%	9%	63%	53%	19%
Minesite sustaining capital expenditures[b,c]	500	380	32%	479	4%	880	1,043	(16)%
Project capital expenditures[b,c]	654	570	15%	439	49%	1,224	708	73%
Total consolidated capital expenditures[c,d]	1,189	979	21%	934	27%	2,168	1,771	22%
Total attributable capital expenditures[e]	978	755	30%	717	36%	1,733	1,348	29%
Net cash provided by operating activities	1,704	2,554	(33)%	1,329	28%	4,258	2,541	68%
Net cash provided by operating activities margin[f]	32%	49%	(35)%	36%	(11)%	41%	37%	11%
Attributable operating cash flow[b]	1,119	1,968	(43)%	929	20%	3,087	1,783	73%
Free cash flow[b]	515	1,575	(67)%	395	30%	2,090	770	171%
Attributable free cash flow[b]	141	1,213	(88)%	212	(33)%	1,354	435	211%
Net earnings per share (basic and diluted)	0.73	0.96	(24)%	0.47	55%	1.69	0.75	125%
Adjusted net earnings (basic)[b] per share	0.82	0.98	(16)%	0.47	74%	1.80	0.82	120%
Weighted average diluted common shares (millions of shares)	1,666	1,675	(1)%	1,716	(3)%	1,671	1,721	(3)%
Operating Results
Gold production[g] (thousands of ounces)	796	719	11%	797	0%	1,515	1,555	(3)%
Gold sold[g] (thousands of ounces)	801	748	7%	770	4%	1,549	1,521	2%
Market gold price ($/oz)	4,506	4,873	(8)%	3,280	37%	4,693	3,067	53%
Realized gold price[b,g] ($/oz)	4,417	4,823	(8)%	3,295	34%	4,613	3,099	49%
Gold COS[g,h] ($/oz)	1,993	1,922	4%	1,654	20%	1,959	1,641	19%
Gold TCC[b,g] ($/oz)	1,426	1,327	7%	1,239	15%	1,378	1,229	12%
Gold AISC[b,g] ($/oz)	1,866	1,708	9%	1,684	11%	1,790	1,728	4%
Copper production (thousands of tonnes)[g]	56	49	14%	59	(5)%	105	103	2%
Copper sold (thousands of tonnes)[g]	54	45	20%	54	0%	99	105	(6)%
Market copper price ($/lb)	6.05	5.83	4%	4.32	40%	5.93	4.28	39%
Realized copper price[b,g] ($/lb)	6.15	5.79	6%	4.36	41%	5.99	4.43	35%
Copper COS (Barrick’s share)[g,i] ($/lb)	3.39	3.41	(1)%	2.56	32%	3.40	2.74	24%
Copper C1 cash costs[b,g] ($/lb)	2.47	2.57	(4)%	1.80	37%	2.52	2.02	25%
Copper AISC[b,g] ($/lb)	3.95	3.67	8%	2.90	36%	3.82	2.98	28%
	As at 6/30/26	As at 3/31/26	% Change	As at 6/30/25	% Change
Financial Position ($ millions)
Debt (current and long-term)	4,682	4,726	(1)%	4,729	(1)%
Cash and equivalents	5,927	7,131	(17)%	4,802	23%
Debt, net of cash	(1,245)	(2,405)	(48)%	(73)	1,605%
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d.Total consolidated capital expenditures also includes capitalized interest of $35 million and $64 million for Q2 2026 and YTD 2026 (Q1 2026: $29 million; Q2 2025:
$16 million, YTD 2025: $20 million).
e.These amounts are presented on the same basis as our guidance.
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
i.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2026	6	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (thousands of tonnes)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c],	COPPER COST OF SALES[b], C1 CASH COSTS[c],
AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

1,654
1,684
1,239
1,562
1,538
1,137
1,904
1,581
1,205
1,922
1,708
1,327
1,993
1,866
1,426
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Cost of sales
Total cash costs
AISC

2.56
2.90
1.80
2.68
3.14
1.96
3.37
3.61
2.45
3.41
3.67
2.57
3.39
3.95
2.47
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Cost of sales
C1 cash costs
AISC

NET EARNINGS, ATTRIBUTABLE ADJUSTED EBITDA[c],	CAPITAL EXPENDITURES[c,d]
AND ATTRIBUTABLE ADJUSTED EBITDA MARGIN[c]	($ millions)

OPERATING CASH FLOW AND ATTRIBUTABLE FREE CASH FLOW[c]	RETURNS TO SHAREHOLDERS[e] ($ millions)
a.On an attributable basis.
b.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).  Refer to endnote 2 for further details.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
d.Capital expenditures also includes capitalized interest.
e.Dividends declared are inclusive of the performance dividend.

BARRICK SECOND QUARTER 2026	7	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Key Business Developments
Nevada Gold Mines
On August 9, 2026 Barrick reached an agreement with
Newmont to expand the assets in the Nevada Gold Mines
Joint Venture by vending in their excluded properties:
Fourmile from Barrick; Mike and Fiberline from Newmont,
early. Newmont will pay Barrick a top-up payment of $1.95
billion cash. The agreement resolves all outstanding
disputes related to NGM and includes revisions to the NGM
joint venture agreement.
North American Barrick IPO
In April 2026, Barrick announced several executive
appointments, dedicated exclusively to our North American
gold assets.  These assets are comprised of four Tier One
Gold Assets5 located in premier mining jurisdictions in North
America: Carlin, Cortez, and Turquoise Ridge in the NGM
complex, and the Pueblo Viejo mine in the Dominican
Republic. North American Barrick will also include the
Fourmile, Mike and Fiberline gold projects, located adjacent to NGM, once they are contributed to NGM as discussed
above.
North American Barrick is expected to have its
primary listing in New York, with a secondary listing in
Toronto, subject to satisfaction of customary listing
conditions of each such exchange and SEC registration and
Canadian prospectus qualification processes.  Mark Hill will be the CEO of North American Barrick. Barrick expects to
complete the IPO by the end of 2026, subject to market and
other conditions and necessary approvals.
New Share Buyback Program
At the May 8, 2026 meeting, the Board of Directors
authorized a new share buyback program for the purchase
of up to $3 billion of Barrick’s outstanding common shares
over the next 12 months. Barrick repurchased $1.209 billion
of shares in Q2 2026 under this share buyback program.
The actual number of common shares that may be
purchased, and the timing of any such purchases, will be
determined by Barrick based on a number of factors,
including the Company’s financial performance, the
availability of cash flows, and the consideration of other
uses of cash, including capital investment opportunities,
returns to shareholders, and debt reduction.
The repurchase program does not obligate the
Company to acquire any particular number of common
shares, and the repurchase program may be suspended or
discontinued at any time at the Company’s discretion.
Executive Leadership Changes
On February 4, 2026, Mark Hill was appointed as President
and Chief Executive Officer, following his appointment as
Group Chief Operating Officer and Interim President and
Chief Executive Officer on September 29, 2025.
Mr. Hill, who was previously responsible for
Barrick’s LATAM and Asia Pacific region, is a seasoned
mining executive with 30 years of experience. He joined
Barrick in 2006 and has experience in strategy, corporate
development and leading major projects across the world,
and was also integral in the initial decision to undertake
exploration at the Fourmile gold project in Nevada.
On March 1, 2026, Helen Cai was appointed as
Senior Executive Vice President and Chief Financial Officer,
following the departure of Graham Shuttleworth.
Ms. Cai has served on the Barrick Board of
Directors since November 2021 and brings more than two
decades of experience in equity research, corporate
finance, strategic planning, capital markets, and M&A
across the mining, industrial, and technology sectors,
primarily with Goldman Sachs and China International
Capital Corporation.
On February 24, 2026, we announced the
appointments of James J. McGuire as Chief Legal and
Policy Officer and Woo Lee as Chief Global Affairs Officer.
Both will report to Barrick’s President and Chief Executive
Officer, Mark Hill, and are now members of the Executive
Committee.
Mr. McGuire brings over 30 years of legal (civil and
criminal) experience representing leading corporations,
financial institutions, and individuals on a wide range of
complex legal and policy matters. Effective June 1, 2026,
Mr. McGuire became the Chief Legal, Compliance and
Policy Officer, and oversees Barrick’s legal, compliance,
regulatory, and public policy functions. Poupak Bahamin
(most recently Barrick’s General Counsel and Chief
Compliance Officer) departed Barrick on June 5, 2026.
Mr. Lee has worked at Barrick for over 11 years,
most recently as Senior Vice President and Head of
Government & Corporate Affairs, Asia Pacific, where he
worked with government officials, business and community
leaders to advance the Company’s strategic objectives. As
Chief Global Affairs Officer, Mr. Lee leads Barrick’s global government affairs strategy in all markets as well as
manages government and sovereign relationships.
Board of Directors Changes
At the February 4, 2026 meeting, Robert Samek was
appointed to the Board of Directors and has joined the Audit
& Risk and Compensation Committees. In addition, Mark
Hill, President and Chief Executive Officer, has joined the
Company’s Board of Directors as a Non-Independent
Director.
Reko Diq
Following the preliminary findings of the review initiated in
February 2026 and the further escalation of security issues
in the region, on April 2, 2026 the Company announced that
it considers it necessary to slow development activity and
extend the project review. The continued review will allow
the Company to assess in a comprehensive manner the
evolving security situation, capital requirements, project
financing, project scope and timeline.
Sustainability
Sustainability, including our license to operate, is
entrenched in our DNA: our sustainability strategy is our
business plan.  Please refer to page 17 of our 2025 Annual
Report and our 2025 Sustainability Report for a full
description of governance, strategy, risk management and
targets.  Key updates for 2026 are summarized below:
Safety remains our priority. During Q2 2026, the
group recorded no fatalities. The TRIFR improved quarter
on quarter from 0.92 to 0.77, reflecting positive progress in reducing the overall rate of recordable injuries across the
group. However, six LTIs were recorded across the group
during the quarter; with the majority being classified as not high potential. The LTIFR increased quarter over quarter
from 0.05 to 0.15, underscoring the need for continued
focus on critical risks and the effectiveness of controls to

BARRICK SECOND QUARTER 2026	8	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
prevent these outcomes. Prevention of fatalities and serious harm requires sustained focus on critical risks and the
effectiveness of critical controls.
Leadership engagement in the field remains
strong, with managers and superintendents actively
completing quality CCVs. During Q2 2026, over 17,000
CCVs were completed, with 28% identifying at‑risk
conditions. Importantly, 82% of these at‑risk conditions
were resolved in the field, demonstrating effective
intervention at the point of risk and reinforcing the desired focus on eliminating hazards before they lead to serious
incidents.
On June 12, 2026, Barrick published its annual
Sustainability Report alongside its 2025 performance data
and associated independent Assurance Statements.
During Q2 2026, the Group's total Scope 1 and 2
(location-based) GHG emissions were 1,797 kt CO2-e. YTD
absolute emissions are trending 5% lower than 2025 due to
the divestments of Hemlo and Tongon, and lower emissions
from the Goldstrike Roaster and TS Power Plant, partially
offset by the restart of Loulo-Gounkoto.

	For the three months ended
	6/30/2026[a]	3/31/2026[a]	6/30/25
LTIFR[3]	0.15	0.05	0.08
TRIFR[3]	0.77	0.92	0.57
Community Development Spend ($ millions)	10	13	15
Class 1[4] Environmental Incidents	0	0	0
GHG Scope 1 and 2 emissions (kt CO2-e) (location based)	1,797	1,721	1,815
Water Recycling and Reuse Rate	78%	81%	83%
a.Data presented is provisional data and is subject to change as a result of external assurance during annual reporting.

BARRICK SECOND QUARTER 2026	9	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Full Year 2026 Outlook
We continue to expect our 2026 gold production to be in the
range of 2.90 to 3.25 million ounces with sequential
increases each quarter. At the halfway point of the year,
gold production is tracking slightly ahead of plan. The
quarter on quarter changes through the year are driven by
the ramp-up of Loulo-Gounkoto, the timing of shutdowns
which mainly occur in H1, the Goldrush ramp-up and mine
sequencing across the NGM sites and at Kibali.
Our 2026 gold cost guidance remains unchanged
noting the ranges in the table to the right are based on a
gold price assumption of $4,500/oz which compares to the
average realized gold price1 for H1 of $4,613/oz. We have
previously disclosed that our cost sensitivity is $5/oz for
every $100/oz change in the gold price. Although higher
fuel prices started to impact our costs in Q2, to date we
have been able to mitigate some of that cost pressure.
We continue to expect 2026 copper production to
be in the range of 190 to 220 thousand tonnes. Production
in Q3 2026 and Q4 2026 is expected to stabilize around the
Q2 2026 level. We are also on track to achieve our copper
cost guidance metrics for 2026 albeit at the top end of the
range given the impact of higher fuel prices and local
currency appreciation. Our guidance is based on a LME
copper price assumption of $5.50/lb which compares to the
average realized copper price1 for H1 of $5.99/lb. We have
previously disclosed that our cost sensitivity is $0.01/lb per
$0.25/lb change in the copper price.
In terms of the sensitivity of our costs to the oil
price assumptions, we have calculated that for every $10/
barrel change in these oil prices, the direct impact on our
costs associated with our diesel consumption is $12/oz
across our gold operations and $0.04/lb across our copper
sites.
We previously disclosed guidance for 2026 total
attributable capital expenditure of $4.0 to $4.45 billion which was inclusive of $600-700 million for the Reko Diq project.
Although the timing and quantum of capital expenditures for
the Reko Diq project remains under review as part of the
overall project review, the expected range for 2026
attributable capital expenditure has been reduced to $450
to $500 million (50% basis). This change has had a
consequential impact on the copper and total group capital
expenditure ranges for 2026 as per the table to the right.
The group guidance for 2026 total attributable capital
expenditure has also reduced to $3.8 to $4.2 billion.
Further detail on our 2026 company guidance is
provided below and on the next page, inclusive of the key
assumptions that were used as the basis for this guidance
as released on February 5, 2026 and as qualified by the
comments above.

Company Guidance ($ millions, except per oz/lb data)	2026 Estimate
Gold production (millions of ounces)	2.90 - 3.25
Gold cost metrics
COS - gold ($/oz)	1,870 - 2,070
TCC ($/oz)[a]	1,330 - 1,470
Depreciation ($/oz)	470 - 520
AISC ($/oz)[a]	1,760 - 1,950
Attributable minesite sustaining[a]	1,100 - 1,250
Attributable project[a]	900 - 1,000
Total attributable capital expenditures	2,000 - 2,250
Copper production (thousands of tonnes)	190 - 220
Copper cost metrics
COS - copper ($/lb)	3.05 - 3.35
C1 cash costs ($/lb)[a]	2.20 - 2.45
Depreciation ($/lb)	0.90 - 1.00
AISC ($/lb)[a]	3.45 - 3.75
Attributable minesite sustaining[a]	400 - 450
Attributable project[a]	1,400 - 1,500
Total attributable capital expenditures	1,800 - 1,950
Exploration and project expenses	450 - 500
Exploration and evaluation	320 - 350
Project expenses	130 - 150
General and administrative expenses	~180
Corporate administration	~120
Share-based compensation[b]	~60
Other expense	70 - 90
Finance costs, net	230 - 250
Effective income tax rate[c]	24% - 28%
Key assumptions (used for guidance)
Gold Price ($/oz)	4,500
Copper Price ($/lb)	5.50
Oil Price (WTI) ($/barrel)	70
Oil Price (Brent) ($/barrel)	75
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	1,513
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	900
EUR Exchange Rate (EUR:USD)	1.10

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.Based on a share price of US$45.76.
c.Based on key assumptions included in this table.

BARRICK SECOND QUARTER 2026	10	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Operating Division Guidance
Our 2026 forecast gold and copper production, COSa, TCCb, AISCb, and C1 cash costsb ranges by operating division were originally released on February 5, 2026 as follows:

Operating Division	2026 forecast attributable production (koz)	2026 forecast COS[a] ($/oz)	2026 forecast TCC[b] ($/oz)	2026 forecast AISC[b] ($/oz)
Gold
Carlin (61.5%)	600 - 670	1,770 - 1,960	1,340 - 1,490	1,900 - 2,100
Cortez (61.5%)[c]	430 - 480	1,980 - 2,190	1,390 - 1,540	1,690 - 1,870
Turquoise Ridge (61.5%)	300 - 330	1,610 - 1,790	1,220 - 1,360	1,490 - 1,650
Phoenix (61.5%)	80 - 100	2,440 - 2,710	900 - 1,000	1,180 - 1,310
Nevada Gold Mines (61.5%)	1,420 - 1,580	1,850 - 2,050	1,300 - 1,440	1,720 - 1,900
Pueblo Viejo (60%)	350 - 400	1,720 - 1,910	1,160 - 1,290	1,590 - 1,760
North America	1,770 - 1,980	1,820 - 2,010	1,270 - 1,410	1,690 - 1,870

Veladero (50%)	180 - 200	2,000 - 2,210	1,160 - 1,280	1,460 - 1,620
Porgera (24.5%)	80 - 100	1,610 - 1,790	1,190 - 1,320	1,610 - 1,780
South America & Asia Pacific	260 - 300	1,870 - 2,070	1,170 - 1,300	1,500 - 1,660

Loulo-Gounkoto (80%)[d]	260 - 290	2,860 - 3,140	2,180 - 2,390	2,640 - 2,900
Kibali (45%)	270 - 310	1,520 - 1,680	1,130 - 1,250	1,330 - 1,470
North Mara (84%)	200 - 230	1,700 - 1,880	1,300 - 1,430	1,520 - 1,680
Bulyanhulu (84%)	140 - 160	1,750 - 1,940	1,230 - 1,360	1,870 - 2,070
Africa and Middle East	870 - 970	1,990 - 2,200	1,490 - 1,640	1,840 - 2,040
Total Attributable to Barrick[e,f,g]	2,900 - 3,250	1,870 - 2,070	1,330 - 1,470	1,760 - 1,950

	2026 forecast attributable production (kt)	2026 forecast COS[a] ($/lb)	2026 forecast C1 cash costs[b] ($/lb)	2026 forecast AISC[b] ($/lb)
Copper
Lumwana	130 - 150	2.85 - 3.15	2.05 - 2.30	3.40 - 3.75
Zaldívar (50%)	30 - 35	4.80 - 5.10	3.70 - 3.90	5.40 - 5.70
Jabal Sayid (50%)	25 - 30	2.10 - 2.30	1.25 - 1.45	1.45 - 1.65
Total Copper[g]	190 - 220	3.05 - 3.35	2.20 - 2.45	3.45 - 3.75
a.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.Includes Goldrush.
d.2026 forecast cost of sales does not include the impact of the Loulo-Gounkoto purchase price allocation.  Refer to note 4 to the Financial Statements for further information.
e.TCC/oz and AISC/oz include costs allocated to non-operating sites.
f.Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.Includes corporate administration costs.

BARRICK SECOND QUARTER 2026	11	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Operating Performance

Our presentation of reportable operating segments consists
of eight gold mines (Carlin, Cortez, Turquoise Ridge,
Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and
Bulyanhulu) and one copper mine (Lumwana).  The
remaining operating segments, including our remaining gold
and copper mines, have been grouped into an “Other
Mines” category and will not be reported on individually.
Segment performance is evaluated based on a number of
measures including operating income before tax, production
levels and unit production costs. Certain costs are managed
on a consolidated basis and are therefore not reflected in
segment income.
Nevada Gold Mines (61.5%)a, Nevada, USA
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	33,789	29,947	13%	37,304	(9)%	63,736	74,265	(14)%
Open pit ore	4,994	7,028	(29)%	3,988	25%	12,022	7,962	51%
Open pit waste	27,127	21,273	28%	31,724	(14)%	48,400	63,258	(23)%
Underground	1,668	1,646	1%	1,592	5%	3,314	3,045	9%
Average grade (grams/tonne)
Open pit mined	0.57	0.62	(8)%	0.96	(41)%	0.60	0.97	(38)%
Underground mined	7.86	8.24	(5)%	8.16	(4)%	8.05	7.91	2%
Processed	1.93	1.86	4%	2.97	(35)%	1.89	2.73	(31)%
Ore tonnes processed (000s)	8,454	8,919	(5)%	5,941	42%	17,373	12,084	44%
Oxide mill	2,005	1,887	6%	1,847	9%	3,892	3,727	4%
Roaster	1,329	1,337	(1)%	1,362	(2)%	2,666	2,488	7%
Autoclave	1,128	1,160	(3)%	929	21%	2,288	2,027	13%
Heap leach	3,992	4,535	(12)%	1,803	121%	8,527	3,842	122%
Recovery rate	82%	83%	(1)%	82%	0%	82%	82%	0%
Oxide Mill	74%	72%	3%	79%	(6)%	74%	78%	(5)%
Roaster	85%	85%	0%	86%	(1)%	85%	85%	0%
Autoclave	80%	83%	(4)%	77%	4%	82%	79%	4%
Gold produced (000s oz)	382	376	2%	381	0%	758	723	5%
Oxide mill	62	53	17%	77	(19)%	115	149	(23)%
Roaster	203	204	0%	212	(4)%	407	384	6%
Autoclave	100	108	(7)%	82	22%	208	168	24%
Heap leach	17	11	55%	10	70%	28	22	27%
Gold sold (000s oz)	386	380	2%	376	3%	766	721	6%
Revenue ($ millions)	1,740	1,925	(10)%	1,272	37%	3,665	2,302	59%
Cost of sales ($ millions)	759	687	10%	637	19%	1,446	1,207	20%
Income ($ millions)	929	1,233	(25)%	624	49%	2,162	1,077	101%
EBITDA ($ millions)[b,c]	1,095	1,398	(22)%	742	48%	2,493	1,308	91%
EBITDA margin[d]	63%	73%	(14)%	58%	9%	68%	57%	19%
Capital expenditures ($ millions)[e]	231	207	12%	201	15%	438	458	(4)%
Minesite sustaining[b]	155	140	11%	151	3%	295	360	(18)%
Project[b]	74	65	14%	48	54%	139	96	45%
COS ($/oz)	1,961	1,800	9%	1,685	16%	1,881	1,665	13%
TCC ($/oz)[b]	1,418	1,255	13%	1,319	8%	1,337	1,295	3%
AISC ($/oz)[b]	1,843	1,645	12%	1,749	5%	1,745	1,821	(4)%
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%.  NGM is accounted for as a subsidiary with a 38.5%
non-controlling interest.  These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix and non-mine site related activity.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $166 million and $331 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $165 million, Q2 2025: $118 million, YTD 2025: $231 million).
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.
Across the NGM sites, gold production for Q2 2026 was 2% higher than Q1 2026, primarily due to improved underground mining and processing performance. Highlights were:
■Carlin achieved its best second quarter refractory plant performance since 2020
■Cortez continued to benefit from the Goldrush ramp-up, and also delivered its highest underground tonnes mined since the ramp up of Goldrush
■Turquoise Ridge underground delivered its best quarterly development run rates since the formation of the JV
1 xx Numerical annotations throughout the text of this document refer to the endnotes found starting on page 57.

BARRICK SECOND QUARTER 2026	12	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin (61.5%), Nevada, USA
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	14,764	10,054	47%	16,042	(8)%	24,818	32,752	(24)%
Open pit ore	444	954	(53)%	378	17%	1,398	506	176%
Open pit waste	13,481	8,234	64%	14,814	(9)%	21,715	30,600	(29)%
Underground	839	866	(3)%	850	(1)%	1,705	1,646	4%
Average grade (grams/tonne)
Open pit mined	0.36	2.13	(83)%	1.38	(74)%	1.57	1.36	15%
Underground mined	7.15	7.12	0%	7.28	(2)%	7.13	7.27	(2)%
Processed	3.23	4.42	(27)%	4.50	(28)%	3.74	4.24	(12)%
Ore tonnes processed (000s)	2,016	1,500	34%	1,432	41%	3,516	2,809	25%
Roasters	982	960	2%	1,049	(6)%	1,942	1,909	2%
Autoclave	642	540	19%	305	110%	1,182	804	47%
Heap leach	392	0	100%	78	403%	392	96	308%
Recovery rate	81%	82%	(1)%	81%	0%	81%	81%	0%
Roasters	84%	85%	(1)%	85%	(1)%	84%	84%	0%
Autoclave	65%	67%	(3)%	43%	51%	66%	56%	18%
Gold produced (000s oz)	172	173	(1)%	170	1%	345	315	10%
Roasters	147	151	(3)%	157	(6)%	298	282	6%
Autoclave	23	20	15%	10	130%	43	26	65%
Heap leach	2	2	0%	3	(33)%	4	7	(43)%
Gold sold (000s oz)	173	173	0%	166	4%	346	308	12%
Revenue ($ millions)	769	860	(11)%	552	39%	1,629	969	68%
Cost of sales ($ millions)	322	311	4%	264	22%	633	510	24%
Income ($ millions)	446	547	(18)%	285	56%	993	453	119%
EBITDA ($ millions)[a,b]	519	624	(17)%	327	59%	1,143	533	114%
EBITDA margin[c]	67%	73%	(8)%	59%	14%	70%	55%	27%
Capital expenditures ($ millions)[d]	120	115	4%	98	22%	235	272	(14)%
Minesite sustaining[a]	96	87	10%	78	23%	183	234	(22)%
Project[a]	23	25	(8)%	18	28%	48	36	33%
COS ($/oz)	1,856	1,794	3%	1,589	17%	1,825	1,649	11%
TCC ($/oz)[a]	1,405	1,315	7%	1,330	6%	1,360	1,390	(2)%
AISC ($/oz)[a]	1,971	1,838	7%	1,826	8%	1,904	2,169	(12)%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $73 million and $150 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $77 million, Q2 2025: $42 million, YTD 2025: $80 million).
c.Represents EBITDA divided by revenue.
d.Includes capitalized interest.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	1	1
LTIFR[3]	0.41	0.43
TRIFR[3]	1.23	2.98
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production in Q2 2026 was largely in line with Q1
2026 as lower open pit grades mined and processed were
offset by higher throughput with the Carlin refractory
facilities processing the highest tonnes since the formation of NGM, despite the planned Gold Quarry roaster
shutdown. The lower open pit grade was driven by the re-
entry into the Gold Quarry Pit which is the main open pit ore source in the coming years. Goldstrike and the Portal
underground mines focused on development during the
quarter driving improvements in development rates
following the successful implementation of the self perform
development crews, temporarily impacting ore delivery.
COS/oz2 and TCC/oz1 in Q2 2026 were 3% and
7% higher, respectively, than Q1 2026, driven by the lower
grades processed, in addition to higher fuel prices. In Q2
2026, AISC/oz1 was 7% higher than Q1 2026, due to higher
sustaining capital expenditures1 and higher TCC/oz1.
Capital expenditures increased by 4% compared
to Q1 2026 mainly due to higher minesite sustaining capital
expenditures1 driven by increased open pit waste stripping
at Gold Quarry and higher capitalized drilling.

BARRICK SECOND QUARTER 2026	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 1% higher than Q2 2025,
primarily due to improved processing performance at the
Goldstrike Autoclave, resulting in the highest Q2 refractory performance at the Carlin refractory facilities since 2020,
despite the planned Gold Quarry roaster shutdown. This
was partially offset by lower grades due to the re-entry into the Gold Quarry open pit and the focus on capital
development at Goldstrike and the Portal underground
mines.
COS/oz2 and TCC/oz1 for Q2 2026 were 17% and
6% higher, respectively, than Q2 2025, as a result of the
lower grades processed in addition to higher royalties
driven by the higher realized gold price, higher fuel prices, the planned shutdown at the Gold Quarry roaster and the
ongoing impact of tariffs. For Q2 2026, AISC/oz1 was 8%
higher than Q2 2025 owing to higher TCC/oz1 combined
with higher minesite sustaining capital expenditures1.
Capital expenditures were 22% higher than Q2
2025, mainly due to higher minesite sustaining capital
expenditures1 driven by increased open pit waste stripping
at Gold Quarry, higher underground capital development
and higher capitalized drilling. Project capital expenditures1 also increased with the additional investment in growth
related exploration drilling.
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was 10% higher than YTD
2025, mainly due to higher throughput and grades
processed at the roasters and the autoclave. Higher grades
were driven by the Arturo open pit where mining was
completed in Q1 2026 whereas there was mainly waste
stripping in Q1 2025. Overall processed grades were lower
due to higher heap leach tonnes placed.
COS/oz2 for YTD 2026 was 11% higher than YTD
2025, as higher depreciation expense associated with the
Arturo open pit was partially offset by lower TCC/oz1.  TCC/
oz1 for YTD 2026 was 2% lower than YTD 2025, primarily
due to improved runtime at both the Goldstrike roaster and
autoclave driving down unit rates, with the improved
production providing increased fixed cost dilution, partially offset by higher fuel prices, tariffs and higher royalties due to the higher average gold price. For YTD 2026, AISC/oz1
was 12% lower than YTD 2025, mainly due to lower TCC/
oz1 and lower minesite sustaining capital expenditures1.
Capital expenditures were lower than YTD 2025
driven by lower minesite sustaining capital expenditures1
primarily due to the final payment on the Komatsu-930 truck
fleet occurring in Q1 2025, offset by higher project capital expenditures1 relating to the continuation of the Ren project and the additional investment in growth exploration drilling.

BARRICK SECOND QUARTER 2026	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez (61.5%), Nevada, USA
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	12,841	14,058	(9)%	14,639	(12)%	26,899	29,036	(7)%
Open pit ore	2,233	4,446	(50)%	1,092	104%	6,679	2,483	169%
Open pit waste	10,028	9,079	10%	13,019	(23)%	19,107	25,569	(25)%
Underground	580	533	9%	528	10%	1,113	984	13%
Average grade (grams/tonne)
Open pit mined	0.44	0.27	63%	0.99	(56)%	0.33	1.08	(69)%
Underground mined	7.56	7.93	(5)%	7.88	(4)%	7.73	7.20	7%
Processed	1.16	0.87	33%	2.69	(57)%	1.00	2.25	(56)%
Ore tonnes processed (000s)	3,698	4,425	(16)%	1,553	138%	8,123	3,335	144%
Oxide mill	561	543	3%	455	23%	1,104	981	13%
Roasters	339	372	(9)%	313	8%	711	579	23%
Autoclave	2	2	0%	128	(98)%	4	141	(97)%
Heap leach	2,796	3,508	(20)%	657	326%	6,304	1,634	286%
Recovery rate	83%	81%	2%	82%	1%	82%	83%	(1)%
Oxide Mill	79%	70%	13%	82%	(4)%	76%	82%	(7)%
Roasters	86%	87%	(1)%	89%	(3)%	86%	88%	(2)%
Autoclave	86%	63%	37%	46%	87%	74%	46%	61%
Gold produced (000s oz)	104	89	17%	108	(4)%	193	200	(4)%
Oxide Mill	34	28	21%	45	(24)%	62	82	(24)%
Roasters	55	52	6%	55	0%	107	101	6%
Autoclave	1	0	100%	1	0%	1	2	(50)%
Heap leach	14	9	56%	7	100%	23	15	53%
Gold sold (000s oz)	104	89	17%	107	(3)%	193	203	(5)%
Revenue ($ millions)	457	442	3%	356	28%	899	637	41%
Cost of sales ($ millions)	235	192	22%	181	30%	427	329	30%
Income ($ millions)	220	249	(12)%	173	27%	469	304	54%
EBITDA ($ millions)[a,b]	276	299	(8)%	211	31%	575	377	53%
EBITDA margin[c]	60%	68%	(12)%	59%	2%	64%	59%	8%
Capital expenditures ($ millions)	74	68	9%	75	(1)%	142	135	5%
Minesite sustaining[a]	29	32	(9)%	45	(36)%	61	77	(21)%
Project[a]	45	36	25%	30	50%	81	58	40%
COS ($/oz)	2,267	2,149	5%	1,687	34%	2,213	1,618	37%
TCC ($/oz)[a]	1,713	1,569	9%	1,326	29%	1,647	1,253	31%
AISC ($/oz)[a]	2,028	1,957	4%	1,774	14%	1,995	1,662	20%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $56 million and $106  million  for Q2 2026  and YTD 2026, respectively (Q1 2026: $50 million, Q2 2025: $38 million, YTD 2025: $73 million).
c.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	1
LTIFR[3]	0.00	0.92
TRIFR[3]	1.78	2.77
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production in Q2 2026 was 17% higher than Q1 2026,
primarily driven by higher oxide tonnes mined and
processed from the Cortez Hills underground due to mine
sequencing, an increase in Goldrush underground
production due to the continued ramp up driving record total underground tonnes mined at Cortez, and higher open pit
leach recoveries from Q1 2026 placement.
COS/oz2 and TCC/oz1 in Q2 2026 were 5% and
9% higher, respectively, than Q1 2026, primarily reflecting
higher processing costs related to the planned shutdown at
the Gold Quarry roaster and higher fuel prices, partially
offset by increased fixed cost dilution driven by higher sales volume and higher underground development. In Q2 2026,
AISC/oz1 was 4% higher than Q1 2026, driven by higher
TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures in Q2 2026 were 9% higher
than Q1 2026 due to higher project capital driven by the
ongoing ramp-up at Goldrush. This was partially offset by

BARRICK SECOND QUARTER 2026	15	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
lower sustaining capital in Q2 2026 due to equipment down
payments and deliveries in Q1 2026.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 4% lower than Q2 2025,
primarily driven by open pit mine sequencing with lower
grade ore processed from Crossroads replacing higher
grade ore processed from Cortez Pits phase 1, partially
offset by the continued ramp-up at Goldrush. This was
combined with a 104% increase in open pit ore mined,
consistent with the planned mining sequence as stripping
was completed at Crossroads.
COS/oz2 and TCC/oz1 for Q2 2026 were 34% and
29% higher, respectively, than Q2 2025, reflecting lower
grades processed, lower capitalized stripping, higher
royalties due to increased gold prices and increased
production from higher royalty regions, higher fuel prices,
and impact of higher tariffs. For Q2 2026, AISC/oz1 was
14% higher than Q2 2025 driven by higher TCC/oz1,
partially offset by lower minesite sustaining capital
expenditures1.
Capital expenditures in Q2 2026 were 1% lower
than Q2 2025, primarily due to lower minesite sustaining
capital expenditures1 due to waste stripping in Crossroads
Phase 6 in the prior period, partially offset by higher project capital expenditures1 related to the autonomous haul truck
project and the continued ramp-up at Goldrush.
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was 4% lower than YTD
2025 primarily driven by open pit mine sequencing with
lower grade ore processed from Crossroads replacing
higher grade ore processed from Cortez Pits phase 1,
partially offset by the ramp-up at Goldrush. This resulted in lower grade ore processed at the oxide mill, higher
refractory production, and an increase in tonnes placed on
the leach pad.
COS/oz2 and TCC/oz1 for YTD 2026 were 37%
and 31% higher, respectively, than YTD 2025, reflecting an
increased proportion of higher-cost refractory ounces
processed at Carlin in the sales mix, lower capitalized
stripping, higher royalties due to increased gold prices and increased production from higher royalty regions, higher
fuel prices, and the impact of higher tariffs. For YTD 2026,
AISC/oz1 increased by 20% compared to YTD 2025, due to
higher TCC/oz1, partially offset by lower minesite sustaining capital expenditures1.
Capital expenditures for YTD 2026 were 5%
higher than YTD 2025, due to an increase in project capital
expenditures1 driven by the ongoing ramp-up at Goldrush
and the autonomous haul truck project, partially offset by
lower minesite sustaining capital expenditures1 due to
waste stripping in Crossroads Phase 6 in the prior period.

BARRICK SECOND QUARTER 2026	16	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada, USA
Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	1,496	887	69%	221	577%	2,383	422	465%
Open pit ore	22	5	340%	—	100%	27	—	100%
Open pit waste	1,225	635	93%	7	17,400%	1,860	7	26,471%
Underground	249	247	1%	214	16%	496	415	20%
Average grade (grams/tonne)
Open pit mined	1.86	0.50	272%	n/a	n/a	1.61	n/a	n/a
Underground mined	10.60	12.40	(15)%	11.93	(11)%	11.49	11.28	2%
Processed	4.88	4.70	4%	4.74	3%	4.78	4.39	9%
Ore tonnes processed (000s)	572	713	(20)%	570	0%	1,285	1,225	5%
Oxide Mill	80	90	(11)%	74	8%	170	143	19%
Roasters	8	5	60%	n/a	n/a	13	n/a	n/a
Autoclave	484	618	(22)%	496	(2)%	1,102	1,082	2%
Recovery rate	86%	86%	0%	89%	(3)%	86%	87%	(1)%
Oxide Mill	81%	81%	0%	85%	(5)%	81%	85%	(5)%
Roasters	90%	89%	1%	n/a	n/a	90%	n/a	n/a
Autoclave	86%	87%	(1)%	89%	(3)%	86%	88%	(2)%
Gold produced (000s oz)	80	91	(12)%	76	5%	171	150	14%
Oxide Mill	4	3	33%	5	(20)%	7	10	(30)%
Autoclave	75	88	(15)%	71	6%	163	140	16%
Heap leach	1	—	100%	—	100%	1	—	100%
Gold sold (000s oz)	82	96	(15)%	75	9%	178	153	16%
Revenue ($ millions)	363	475	(24)%	252	44%	838	476	76%
Cost of sales ($ millions)	136	128	6%	133	2%	264	258	2%
Income ($ millions)	228	350	(35)%	122	87%	578	221	162%
EBITDA ($ millions)[a,b]	254	379	(33)%	149	70%	633	277	129%
EBITDA margin[c]	70%	80%	(13)%	59%	19%	76%	58%	31%
Capital expenditures ($ millions)	24	17	41%	16	50%	41	30	37%
Minesite sustaining[a]	18	13	38%	16	13%	31	29	7%
Project[a]	6	4	50%	0	100%	10	1	900%
COS ($/oz)	1,657	1,327	25%	1,761	(6)%	1,479	1,682	(12)%
TCC ($/oz)[a]	1,319	1,011	30%	1,394	(5)%	1,153	1,310	(12)%
AISC ($/oz)[a]	1,552	1,153	35%	1,621	(4)%	1,337	1,513	(12)%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $26 million and $55 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $29 million, Q2 2025: $27 million, YTD 2025: $56 million).
c.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	1.33	6.21
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production in Q2 2026 was 12% lower than Q1 2026,
mainly due to lower throughput at the Sage Autoclave as a
result of a planned shutdown and lower underground
grades mined and processed driven by mining lower grade
Vista underground ore (to be completed in Q4 2026) and
mine sequencing at Turquoise Ridge underground.
Turquoise Ridge underground operations have sustained
the increase in tonnage mined over the last several
quarters.
COS/oz2 and TCC/oz1 in Q2 2026 were 25% and
30% higher, respectively, than Q1 2026, primarily due to
higher maintenance costs given the planned autoclave
shutdown in Q2 2026. AISC/oz1 was 35% higher than Q1
2026, primarily reflecting higher TCC/oz1, combined with
increased minesite sustaining capital expenditures1 .
Capital expenditures were 41% higher than Q1
2026 driven by higher minesite sustaining capital
expenditures1 due to an increase in process improvement
capital aligning with the Sage Autoclave planned shutdown.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 5% higher than Q2 2025,
primarily driven by efforts to keep gold in circuit inventory levels low offsetting lower underground grades mined and

BARRICK SECOND QUARTER 2026	17	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
processed due to mining lower grade Vista underground
ore (to be completed in Q4 2026).
COS/oz2 and TCC/oz1 for Q2 2026 were 6% and
5% lower, respectively, than Q2 2025, primarily owing to
increased fixed cost dilution, partially offset by the impact of higher tariffs. AISC/oz1 was 4% lower than Q2 2025,
reflecting lower TCC/oz1, while minesite sustaining capital
expenditures1 were 13% higher than the prior period.
Capital expenditures were 50% higher than Q2
2025 driven by higher minesite sustaining capital
expenditures1 driven by process improvement projects and
higher project capital expenditures1 to expand open pit
operations.
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was 14% higher compared to
YTD 2025, primarily due to higher mining rates at Turquoise
Ridge underground increasing the average grade
processed at the Sage Autoclave.
COS/oz2, TCC/oz1, and AISC/oz1 for YTD 2026
were all 12% lower due to an increase in fixed cost dilution due to higher grades processed and underground
efficiencies driving lower unit costs compared to YTD 2025,
partially offset by the impact of higher tariffs.
Capital expenditures for YTD 2026 were 37%
higher than YTD 2025 driven by higher minesite sustaining
capital expenditures1 and higher project capital
expenditures1 to expand open pit operations.

BARRICK SECOND QUARTER 2026	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pueblo Viejo (60%)a, Dominican Republic
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Open pit tonnes mined (000s)	6,261	4,365	43%	3,876	62%	10,626	5,258	102%
Open pit ore	1,301	355	266%	673	93%	1,656	762	117%
Open pit waste	4,960	4,010	24%	3,203	55%	8,970	4,496	100%
Average grade (grams/tonne)
Open pit mined	2.22	2.10	6%	2.22	0%	2.19	2.22	(1)%
Processed	2.28	2.29	0%	2.34	(3)%	2.28	2.26	1%
Autoclave ore tonnes processed (000s)	1,862	1,574	18%	1,611	16%	3,436	2,905	18%
Recovery rate	75%	74%	1%	77%	(3)%	74%	79%	(6)%
Gold produced (000s oz)	112	81	38%	95	18%	193	169	14%
Gold sold (000s oz)	108	82	32%	93	16%	190	169	12%
Revenue ($ millions)	463	395	17%	306	51%	858	534	61%
Cost of sales ($ millions)	182	139	31%	160	14%	321	301	7%
Income ($ millions)	277	253	9%	142	95%	530	226	135%
EBITDA ($ millions)[b,c]	328	293	12%	188	74%	621	316	97%
EBITDA margin[d]	71%	74%	(4)%	61%	16%	72%	59%	22%
Capital expenditures ($ millions)[e]	62	61	2%	56	11%	123	102	21%
Minesite sustaining[b]	32	35	(9)%	37	(14)%	67	73	(8)%
Project[b]	30	26	15%	16	88%	56	24	133%
COS ($/oz)	1,683	1,702	(1)%	1,715	(2)%	1,691	1,781	(5)%
TCC ($/oz)[b]	1,016	1,019	0%	1,147	(11)%	1,018	1,166	(13)%
AISC ($/oz)[b]	1,322	1,457	(9)%	1,552	(15)%	1,380	1,605	(14)%
a.Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%.  Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $51 million and $91 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $40 million, Q2 2025: $46 million, YTD 2025: $90 million).
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.49	0.81
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production in Q2 2026 increased 38% over Q1 2026,
mainly due to higher throughput driven by improved
processing circuit availability following the completion of the planned total plant shutdown in Q1. Production also
benefited from improved recoveries supported by stronger
flotation performance, enabling additional mass pull to be
converted into recovered ounces.
COS/oz2 and TCC/oz1 for Q2 2026 were in line
compared to Q1 2026, as the benefit of higher production
was offset by higher fuel prices. For Q2 2026, AISC/oz1 was
9% lower than Q1 2026, driven primarily by lower minesite
sustaining capital expenditures1.
Capital expenditures for Q2 2026 increased by 2%
compared to Q1 2026, due to higher project capital
expenditures1 mainly related to timing on execution of major projects.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 18% higher than Q2
2025, driven by sustained throughput improvements from
the debottlenecking program and higher plant availability
resulting from shorter planned shutdowns. Grades
processed remained broadly consistent with Q2 2025, while
recoveries were lower due to reduced flotation selectivity
associated with higher mass pull.
COS/oz2 and TCC/oz1 for Q2 2026 were 2% and
11% lower, respectively compared to Q2 2025, primarily
reflecting higher costs allocated to by-products. For Q2
2026, AISC/oz1 was 15% lower than Q2 2025, driven by
lower TCC/oz1, and lower minesite sustaining capital
expenditures1.
Capital expenditures for Q2 2026 increased by
11% compared to Q2 2025, primarily due to increased
project capital expenditures1 related to the Naranjo Tailings
Storage Facility.
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was 14% higher than YTD
2025, reflecting sustained throughput improvements
delivered through the debottlenecking program, partially
offset by lower metallurgical recoveries associated with
stockpile weathering.
COS/oz2 and TCC/oz1 for YTD 2026 were 5% and
13% lower, respectively, than YTD 2025, primarily reflecting higher costs allocated to by-products. For YTD 2026, AISC/

BARRICK SECOND QUARTER 2026	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
oz1 decreased by 14% compared to YTD 2025, primarily
reflecting lower TCC/oz1, and lower minesite sustaining
capital expenditures1.
Capital expenditures for YTD 2026 increased by
21% compared to YTD 2025, primarily due to higher project
capital expenditures1, related to the Naranjo Tailings
Storage Facility.

BARRICK SECOND QUARTER 2026	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto (80%)a,b, Mali
Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	2,738	390	602%	—	100%	3,128	1,709	83%
Open pit ore	149	—	100%	—	100%	149	57	161%
Open pit waste	2,052	—	100%	—	100%	2,052	1,366	50%
Underground	537	390	38%	—	100%	927	286	224%
Average grade (grams/tonne)
Open pit mined	1.69	—	100%	—	100%	1.69	1.98	(15)%
Underground mined	5.04	4.57	10%	—	100%	4.86	6.66	(27)%
Processed	3.25	3.13	4%	—	100%	3.20	3.54	(10)%
Ore tonnes processed (000s)	914	689	33%	—	100%	1,603	169	849%
Recovery rate	92%	92%	0%	—	100%	92%	91%	1%
Gold produced (000s oz)	88	64	38%	—	100%	152	18	744%
Gold sold (000s oz)	86	69	25%	—	100%	155	0	100%
Revenue ($ millions)	385	341	13%	—	100%	726	0	100%
Cost of sales ($ millions)	203	193	5%	6	3,283%	396	11	3,500%
Income (loss) ($ millions)	171	131	31%	(58)	(395)%	302	(127)	(338)%
EBITDA ($ millions)[c,d]	204	161	27%	(52)	(492)%	365	(116)	(415)%
EBITDA margin[e]	53%	47%	13%	—	100%	50%	—	100%
Capital expenditures ($ millions)[c,f]	30	—	100%	4	650%	30	18	67%
Minesite sustaining[c]	28	—	100%	3	833%	28	13	115%
Project[c,f]	2	—	100%	—	100%	2	3	(33)%
COS ($/oz)	2,352	2,801	(16)%	—	100%	2,551	—	100%
TCC ($/oz)[c]	1,897	1,918	(1)%	—	100%	1,906	—	100%
AISC ($/oz)[c]	2,240	1,933	16%	—	100%	2,104	—	100%
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%.  Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share.
b.As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025.  On November 24, 2025, Barrick announced that an agreement had been entered into with the
Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
d.EBITDA represents income less depreciation.  Depreciation expense is $33 million and $63 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $30 million, Q2 2025: $6 million, YTD 2025: $11 million).
e.Represents EBITDA divided by revenue.
f.Includes capitalized interest.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.25	0.00
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production for Q2 2026 was 38% higher than Q1 2026
driven by increased throughput and higher grades
processed.  The ramping up of operations has continued to
progress ahead of schedule with both mining and
processing outperforming the restart plan.
COS/oz2 was 16% lower than Q1 2026, as we sold
more freshly mined ore rather than material that was in
inventory when we regained control of the mine in Q4 2025
(this acquired ore carries a fair value increment). TCC/oz1
for Q2 2026 was 1% lower, primarily reflecting higher
grades processed. For Q2 2026, AISC/oz1 was 16% higher
than Q1 2026, driven by higher minesite sustaining capital
expenditures1 in line with the ramp up of operations. Capital expenditure is expected to increase over H2 2026 as part of
the continued ramp-up of operations.
Q2 2026 compared to Q2 2025
There was no gold production in Q2 2025 due to the
suspension of operations midway through January 2025 as
a result of the dispute with the Government of Mali that was ultimately resolved in December 2025. This resulted in no
gold sales in Q2 2025 and also explains zero TCC/oz1,
AISC/oz1 and COS/oz2 for Q2 2025 given there were no
sales.
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was substantially higher than
YTD 2025, with YTD 2025 impacted by the suspension of
operations resulting in minimal gold production. This
resulted in no gold sales in YTD 2025 and also explains
zero TCC/oz1, AISC/oz1 and COS/oz2 for 2025 given there
were no sales.

BARRICK SECOND QUARTER 2026	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital expenditures1 for YTD 2026 were 67%
higher compared to YTD 2025, primarily driven by the
resumption of operations and spend on critical capital such
as mining equipment and underground development
expenditure.

BARRICK SECOND QUARTER 2026	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali (45%)a, Democratic Republic of Congo
Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	6,701	6,834	(2)%	5,421	24%	13,535	10,667	27%
Open pit ore	674	694	(3)%	624	8%	1,368	1,016	35%
Open pit waste	5,626	5,790	(3)%	4,393	28%	11,416	8,865	29%
Underground	401	350	15%	404	(1)%	751	786	(4)%
Average grade (grams/tonne)
Open pit mined	1.43	1.42	1%	1.45	(1)%	1.43	1.46	(2)%
Underground mined	4.30	4.74	(9)%	5.36	(20)%	4.50	5.19	(13)%
Processed	2.82	2.24	26%	2.73	3%	2.53	2.55	(1)%
Ore tonnes processed (000s)	923	910	1%	946	(2)%	1,833	1,877	(2)%
Recovery rate	90%	89%	1%	90%	0%	90%	90%	0%
Gold produced (000s oz)	76	58	31%	75	1%	134	138	(3)%
Gold sold (000s oz)	71	69	3%	69	3%	140	136	3%
Revenue ($ millions)	314	342	(8)%	226	39%	656	418	57%
Cost of sales ($ millions)	133	132	1%	108	23%	265	221	20%
Income ($ millions)	172	198	(13)%	89	93%	370	161	130%
EBITDA ($ millions)[b,c]	206	231	(11)%	121	70%	437	225	94%
EBITDA margin[d]	66%	68%	(3)%	54%	22%	67%	54%	24%
Capital expenditures ($ millions)	60	38	58%	30	100%	98	62	58%
Minesite sustaining[b]	20	11	82%	10	100%	31	22	41%
Project[b]	40	27	48%	20	100%	67	40	68%
COS ($/oz)	1,873	1,906	(2)%	1,565	20%	1,889	1,627	16%
TCC ($/oz)[b]	1,381	1,418	(3)%	1,094	26%	1,399	1,152	21%
AISC ($/oz)[b]	1,702	1,614	5%	1,273	34%	1,659	1,348	23%
a.Barrick owns 45% of Kibali Goldmines SA with the Government of DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively.
The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with
Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $34 million and $67 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $33 million, Q2 2025: $32 million, YTD 2025: $64 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	2
LTIFR[3]	0.00	0.37
TRIFR[3]	0.39	0.75
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Gold production for Q2 2026 was 31% higher than Q1
2026, driven by higher grades processed resulting from
consistent underground performance, as per plan. Ongoing
improvements in equipment utilization and the
commissioning of additional underground haulage capacity
are expected to support higher underground tonnes mined
in the second half of 2026.
COS/oz2 and TCC/oz1 for Q2 2026 were 2% and
3% lower, respectively, primarily reflecting higher grades
processed and lower royalty costs mainly due to a lower
realized gold price1.  For Q2 2026, AISC/oz1 was 5% higher
than in Q1 2026, primarily reflecting higher sustaining
capital expenditure1 associated with additional underground
equipment purchases and increased rebuild activity during
Q2 2026.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 1% higher than Q2 2025,
driven by higher grades processed resulting from an
improved blended feed grade. The stronger blended grade
was supported by the successful ramp-up of open-pit
operations, which delivered 8% more ore tonnes and
enhanced operational flexibility.
COS/oz2 and TCC/oz1 for Q2 2026 were 20% and
26% higher, respectively, compared to Q2 2025 driven by
increased labor costs and fuel prices, driving higher unit
costs coupled with higher royalties resulting from a higher
realized gold price1. For Q2 2026, AISC/oz1 was 34%
higher than Q2 2025, driven by higher TCC/oz1 and
increased minesite sustaining capital expenditures1.
Capital expenditures for Q2 2026 were 100%
higher than Q2 2025, driven by higher minesite sustaining
capital expenditures1 in order to expand underground
haulage capacity, as well as increased project capital
expenditure1 related to the development of new
underground mining areas and construction of the Pamao
TSF project.

BARRICK SECOND QUARTER 2026	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
YTD 2026 compared to YTD 2025
Gold production for YTD 2026 was 3% lower compared to
YTD 2025, mainly due to lower grades processed resulting
from reduced underground ore tonnes mined following
unplanned shaft bull gear maintenance in Q1 2026. The
maintenance related disruption delayed access to and
processing of higher grade underground ore, impacting
production during the period.
COS/oz2 and TCC/oz1 for YTD 2026 were 16%
and 21% higher, respectively, than YTD 2025. The increase
was driven by lower grades processed, higher labor and
fuel costs, and increased royalty costs resulting from a
higher realized gold price1.
For YTD 2026, AISC/oz1 was 23% higher
compared to YTD 2025, mainly due to the higher TCC/oz1,
and higher minesite sustaining capital expenditures1.
Capital expenditures in YTD 2026 were 58%
higher than YTD 2025, mainly due to an increase in
minesite sustaining capital expenditures1 to drive
improvements in underground equipment utilization and
increased underground haulage capacity to support higher
underground production, as well as increased project
capital expenditure related to the development of new
underground mining areas and construction of the Pamao
TSF project.

BARRICK SECOND QUARTER 2026	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
North Mara (84%)a, Tanzania
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Total tonnes mined (000s)	5,043	3,952	28%	3,271	54%	8,995	7,114	26%
Open pit ore	109	7	1,457%	488	(78)%	116	1,545	(92)%
Open pit waste	4,628	3,599	29%	2,398	93%	8,227	4,796	72%
Underground	306	346	(12)%	385	(21)%	652	773	(16)%
Average grade (grams/tonne)
Open pit mined	1.29	0.99	n/a	1.90	n/a	1.27	2.00	(37)%
Underground mined	2.65	2.64	0%	3.73	(29)%	2.64	3.72	(29)%
Processed	1.80	1.81	(1)%	3.16	(43)%	1.81	3.36	(46)%
Ore tonnes processed (000s)	688	664	4%	698	(1)%	1,352	1,370	(1)%
Recovery rate	85%	85%	0%	88%	(3)%	85%	88%	(3)%
Gold produced (000s oz)	35	33	6%	62	(44)%	68	129	(47)%
Gold sold (000s oz)	37	36	3%	50	(26)%	73	118	(38)%
Revenue ($ millions)	163	183	(11)%	168	(3)%	346	366	(5)%
Cost of sales ($ millions)	99	83	19%	71	39%	182	157	16%
Income ($ millions)	61	97	(37)%	88	(31)%	158	197	(20)%
EBITDA ($ millions)[b,c]	80	115	(30)%	104	(23)%	195	231	(16)%
EBITDA margin[d]	49%	63%	(22)%	62%	(21)%	56%	63%	(11)%
Capital expenditures ($ millions)	53	44	20%	43	23%	97	77	26%
Minesite sustaining[b]	14	7	100%	10	40%	21	27	(22)%
Project[b]	39	37	5%	33	18%	76	50	52%
COS ($/oz)	2,736	2,287	20%	1,430	91%	2,511	1,330	89%
TCC ($/oz)[b]	2,164	1,758	23%	1,073	102%	1,961	1,022	92%
AISC ($/oz)[b]	2,577	1,990	29%	1,292	99%	2,283	1,272	79%
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that
Barrick controls the asset.  The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $19 million and $37 for Q2 2026 and YTD 2026, respectively (Q1 2026: $18 million, Q2
2025: $16 million, YTD 2025: $34 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.47	0.00
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
In  Q2 2026, the focus at North Mara was on open pit
mining activity centered around waste material movement
in the Gokona pit while addressing delayed delivery of ore
from the underground operations. In Q2 2026, gold
production was 6% higher than Q1 2026 mainly driven by
increased throughput with higher open pit tonnes offsetting
lower volumes from the underground.
COS/oz2 and TCC/oz1 for Q2 2026 were 20% and
23% higher, respectively, compared to Q1 2026 mainly due
to the impact of higher fuel costs driven by increased diesel powered generation to overcome grid power fluctuations.
AISC/oz1 in Q2 2026 was 29% higher than Q1 2026, mainly
due to higher TCC/oz1, and higher sustaining capital
expenditures1.
Capital expenditures for Q2 2026 were 20% higher
compared to Q1 2026 mainly driven by higher minesite
sustaining capital expenditures due to higher underground
development costs resulting from a higher unit rate and
slightly higher project capital expenditures with the
increased focus on pre-stripping at Gokona.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was 44% lower compared to
Q2 2025 mainly due to lower grades processed and lower
recoveries.
COS/oz2 and TCC/oz1 for Q2 2026 were 91% and
102% higher, respectively, compared to Q2 2025, mainly
due to the lower grades processed, combined with higher
fuel prices and higher royalties associated with the higher
realized gold price1. AISC/oz1 in Q2 2026 was 99% higher
than Q2 2025, mainly due to the higher TCC/oz1, and
higher sustaining capital expenditures1 than Q2 2025.
For Q2 2026, capital expenditures increased by
23% compared to Q2 2025, mainly due to higher project
capital expenditures1 relating to the Gokona pre-stripping
project.

BARRICK SECOND QUARTER 2026	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
YTD 2026 compared to YTD 2025
For YTD 2026, gold production was 47% lower than YTD
2025, mainly due to lower grades processed driven by
lower grades mined.
COS/oz2 and TCC/oz1 for YTD 2026 were 89%
and 92% higher respectively than YTD 2025, driven by the
impact of lower grades processed, combined with higher
fuel prices and higher royalties associated with the higher
realized gold price1. AISC/oz1 for YTD 2026 was 79% higher
than YTD 2025 reflecting the increase in TCC/oz1,
combined with higher minesite sustaining capital
expenditures1 on a per ounce basis.
For YTD 2026, capital expenditures increased by
26% compared to YTD 2025, mainly driven by higher
project capital expenditures1 reflecting the ramp-up of the
Gokona open pit and second crushing line.

BARRICK SECOND QUARTER 2026	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu (84%)a, Tanzania
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Underground tonnes mined (000s)	401	349	15%	377	6%	750	681	10%
Average grade (grams/tonne)
Underground mined	5.95	5.47	9%	5.29	12%	5.73	5.28	9%
Processed	6.03	5.15	17%	5.37	12%	5.62	5.32	6%
Ore tonnes processed (000s)	236	204	16%	231	2%	440	468	(6)%
Recovery rate	97%	96%	1%	95%	2%	97%	94%	3%
Gold produced (000s oz)	44	33	33%	38	16%	77	75	3%
Gold sold (000s oz)	45	36	25%	31	45%	81	69	17%
Revenue ($ millions)	198	187	6%	112	77%	385	235	64%
Cost of sales ($ millions)	82	73	12%	53	55%	155	118	31%
Income ($ millions)	116	112	4%	58	100%	228	114	100%
EBITDA ($ millions)[b,c]	133	127	5%	69	93%	260	139	87%
EBITDA margin[d]	67%	68%	(1)%	62%	8%	68%	59%	15%
Capital expenditures ($ millions)	43	36	19%	36	19%	79	71	11%
Minesite sustaining[b]	23	19	21%	22	5%	42	45	(7)%
Project[b]	20	17	18%	14	43%	37	26	42%
COS ($/oz)	1,854	2,008	(8)%	1,722	8%	1,923	1,718	12%
TCC ($/oz)[b]	1,249	1,379	(9)%	1,189	5%	1,307	1,201	9%
AISC ($/oz)[b]	1,748	1,922	(9)%	1,885	(7)%	1,826	1,856	(2)%
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%.  Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that
Barrick controls the asset.  The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $17 million and $32 million for Q2 2026  and YTD 2026, respectively (Q1 2026: $15 million, Q2 2025: $11 million, YTD 2025: $25 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.37	0.48
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Q2 2026 production was 33% higher than Q1 2026 driven
by higher grades processed and increased throughput. The
Upper West project continues to advance well and remains
on track.
COS/oz2 and TCC/oz1 in Q2 2026 were 8% and
9% lower than Q1 2026, respectively, due to the impact of
the higher grades processed, partially offset by higher unit rates in the underground. AISC/oz1 in Q2 2026 was 9%
lower than Q1 2026, primarily due to lower TCC/oz1.
Capital expenditures in Q2 2026 were 19% higher
compared to Q1 2026, reflecting higher project capital
expenditures1 driven by the timing of spend on the Upper
West decline.
Q2 2026 compared to Q2 2025
For Q2 2026, gold production was 16% higher than Q2
2025 mainly driven by higher grades processed.
COS/oz2 and TCC/oz1 for Q2 2026 were 8% and
5% higher compared to Q2 2025, due to higher royalties
associated with the higher realized gold price1.  AISC/oz1 in
Q2 2026 was 7% lower than Q2 2025, as higher TCC/oz1
was more than offset by lower sustaining capital
expenditures1 on a per ounce basis.
For Q2 2026, capital expenditures were 19%
higher than Q2 2025, mainly due to higher project capital
expenditures1 related to the Upper West project.
YTD 2026 compared to YTD 2025
For YTD 2026, gold production was 3% higher than YTD
2025, due to higher grades processed, partially offset by
lower throughput, in line with our mine plan.
COS/oz2 and TCC/oz1 in YTD 2026 were 12% and
9% higher, respectively, than YTD 2025, due to higher
royalties associated with the higher realized gold price1
partially offset by higher grades processed. AISC/oz1 for
YTD 2026 was 2% lower than YTD 2025, mainly due to
lower minesite sustaining capital expenditures1 partially
offset by higher TCC/oz1.
For YTD 2026, capital expenditures increased by
11% compared to YTD 2025, mainly due to higher project
capital expenditures1 related to the Upper West project.

BARRICK SECOND QUARTER 2026	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Gold
Summary of Operating and Financial Data

						For the three months ended
	6/30/26					3/31/26
	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	26	2,343	640	917	6	23	2,485	574	862	5
Veladero (50%)	36	2,098	1,176	1,487	20	55	1,816	1,037	1,253	25
Porgera (24.5%)	23	1,899	1,385	1,811	14	19	1,665	1,346	1,740	10
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.
Phoenix (61.5%), Nevada, USA
Gold production for Phoenix in Q2 2026 was higher than Q1
2026 due to higher grades mined and processed and higher
plant throughput. COS/oz2 was 6% lower due to  higher
fixed cost dilution driven by higher sales volume compared
to Q1 2026 while TCC/oz1 in Q2 2026 was 11% higher,
mainly due to lower costs allocated to by-products. In Q2
2026, AISC/oz1 increased by 6% compared to Q1 2026 due
to higher TCC/oz1 partially offset by lower minesite
sustaining capital expenditures1 and exploration costs on a
per ounce basis.
Veladero (50%), Argentina
Gold production for Veladero in Q2 2026 was 35% lower
compared to Q1 2026 driven by lower throughput and lower
recovery. COS/oz2 and TCC/oz1 in Q2 2026 were 16% and
13% higher, respectively, mainly driven by lower fixed cost
dilution as a result of lower sales volumes, combined with
increased mining costs, primarily from higher fuel prices
and mine maintenance, as well as the impact of the gap
between local currency devaluation and inflation. AISC/oz1
increased by 19% due to higher TCC/oz1, combined with
higher minesite sustaining capital expenditures1 compared
to Q1 2026, due to mine fleet component replacement work
in Q2.
Porgera (24.5%), Papua New Guinea
Gold production in Q2 2026 was 21% higher than Q1 2026
driven by higher grades and improved throughput. COS/oz2
and TCC/oz1 were 14% and 3% higher, respectively, driven
by higher fuel prices and power costs, partially offset by
higher fixed cost dilution driven by higher sales volumes
compared to Q1 2026. COS/oz2 was further impacted by
higher depreciation. AISC/oz1 increased by 4% as result of
higher TCC/oz1, combined with higher minesite sustaining
capital expenditures1, mainly related to mud pumping
equipment and underground ancillary fleet investments.

BARRICK SECOND QUARTER 2026	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Lumwana (100%), Zambia
Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/26	3/31/26	% Change	6/30/25	% Change	6/30/26	6/30/25	% Change
Open pit tonnes mined (000s)	41,542	31,064	34%	37,481	11%	72,606	67,791	7%
Open pit ore	6,164	5,784	7%	7,667	(20)%	11,948	13,671	(13)%
Open pit waste	35,378	25,280	40%	29,814	19%	60,658	54,120	12%
Average grade
Open pit mined	0.72%	0.58%	24%	0.63%	14%	0.65%	0.61%	7%
Processed	0.64%	0.59%	8%	0.67%	(4)%	0.62%	0.63%	(2)%
Tonnes processed (000s)	6,946	5,911	18%	7,082	(2)%	12,857	12,319	4%
Recovery rate	91%	91%	0%	92%	(1)%	91%	92%	(1)%
Copper produced (kt)	41	32	28%	44	(7)%	73	71	3%
Copper sold (kt)	40	30	33%	39	3%	70	73	(4)%
Revenue ($ millions)	505	347	46%	340	49%	852	645	32%
Cost of sales ($ millions)	280	217	29%	194	44%	497	402	24%
Income ($ millions)	222	124	79%	144	54%	346	239	45%
EBITDA ($ millions)[a,b]	293	167	75%	213	38%	460	368	25%
EBITDA margin[c]	58%	48%	21%	63%	(8)%	54%	57%	(5)%
Capital expenditures ($ millions)[d]	242	155	56%	151	60%	397	221	80%
Minesite sustaining[a]	87	45	93%	78	12%	132	128	3%
Project[a]	146	104	40%	72	103%	250	92	172%
COS ($/lb)	3.14	3.31	(5)%	2.25	40%	3.21	2.51	28%
C1 cash costs ($/lb)[a]	2.35	2.67	(12)%	1.58	49%	2.49	1.88	32%
AISC ($/lb)[a]	3.83	3.83	0%	2.79	37%	3.83	2.98	29%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $71 million and $114 million for Q2 2026 and YTD 2026, respectively (Q1 2026: $43 million, Q2 2025: $69 million, YTD 2025: $129 million).
c.Represents EBITDA divided by revenue.
d.Includes capitalized interest.
Safety and Environment

For the three months ended
	6/30/26	3/31/26
LTI	2	0
LTIFR[3]	0.29	0.00
TRIFR[3]	0.86	0.00
Class 1[4] environmental incidents	0	0
Financial Results
Q2 2026 compared to Q1 2026
Copper production in Q2 2026 was 28% higher than in Q1
2026 due to a planned shutdown for a mill reline in
February 2026. In addition, the higher grade processed was
also a driver due to higher mined grades, as per the mine
plan.
COS/lb2 and C1 cash costs/lb1 were 5% and 12%
lower, respectively, than Q1 2026. This is predominantly
driven by the higher grades, offset by higher mining costs
as a result of higher fuel prices, higher payroll costs due to local currency appreciation as well as increased spend on
preventative maintenance costs to improve fleet
availabilities and address premature equipment failures. In
Q2 2026, AISC/lb1 was in line with Q1 2026, with lower C1
cash costs/lb1 offset by higher royalties and higher minesite sustaining capital1 expenditures1.
Capital expenditures for Q2 2026 were 56% higher
than Q1 2026. This was attributable to higher Super Pit
Expansion project spend on fleet, EPCM costs,
construction works, as well as milestone payments for the
mills. Minesite sustaining capital expenditure1 relates to
ultra class fleet purchases as well as mine haul road
construction. Additionally, minesite sustaining capital
expenditures1 were higher in Q2 due to the lower
capitalized waste stripping in Q1.
Q2 2026 compared to Q2 2025
Copper production for Q2 2026 was 7% lower than Q2
2025, mainly due to lower throughput due to down time for
the pebble crusher tie in on the existing plant, as well as
lower grades processed. This was in line with the
production plan for Q2 2026.
COS/lb2 and C1 cash costs/lb1 for Q2 2026
increased by 40% and 49%, respectively, compared to Q2
2025, mainly due to the local currency appreciation driving
higher payroll costs and higher fuel prices. For Q2 2026,
AISC/lb1 was 37% higher than Q2 2025 mainly due to
higher C1 cash cost/lb1, as well as higher royalties due to
the higher realized copper price and higher minesite
sustaining capital expenditures1.
Capital expenditures for Q2 2026 were 60% higher
than Q2 2025, mainly due to increased project capital
expenditures1 on the Super Pit Expansion project (2026
and 2027 are expected to have the highest spend profiles
across the four year project execution period).

BARRICK SECOND QUARTER 2026	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
YTD 2026 compared to YTD 2025
Copper production for YTD 2026 was 3% higher than YTD
2025, primarily due to the prolonged SAG mill shutdown
experienced in Q1 2025.
COS/lb2 and C1 cash costs/lb1 for YTD 2026
increased by 28% and 32%, respectively, compared to YTD
2025, mainly as a result of the higher mining costs
attributable to higher fuel prices and local currency
appreciation as discussed above. For YTD 2026, AISC/lb1
increased by 29% compared to YTD 2025, mainly due to
higher C1 cash costs/lb1 and higher royalty costs driven by
the higher realized copper price1.
Capital expenditures for YTD 2026 were 80%
higher than YTD 2025 due to higher project capital
expenditures1 on the Super Pit Expansion project, as
described above.

BARRICK SECOND QUARTER 2026	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Copper
Summary of Operating and Financial Data

						For the three months ended
	6/30/26					3/31/26
	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]
Zaldívar (50%)	9	4.89	3.71	5.50	53	8	4.87	3.70	5.02	30
Jabal Sayid (50%)	6	2.63	1.08	1.42	4	9	2.07	0.79	0.94	3
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1.
Zaldívar (50%), Chile
Copper production for Zaldívar in Q2 2026 was 13% higher
than Q1 2026 driven by higher throughput, partially offset
by lower grades. COS/lb2 and C1 cash costs/lb1 were in line
with Q1 2026, as higher mining costs from higher
maintenance were offset by the benefit of fixed cost dilution from the higher sales volumes. AISC/lb1 in Q2 2026 was
10% higher compared to Q1 2026, due to increased open
pit sustaining capital expenditures1.
Our investment in this asset, of which we are not
the operator, continues to be a non-core part of our
portfolio.
Jabal Sayid (50%), Saudi Arabia
Jabal Sayid's copper production in Q2 2026 ended 33%
below Q1 2026 driven by lower grades mined and
processed coupled with marginally lower recoveries. This
was due to a mining sequence change that will result in the
deferral of higher grade stopes from Q2 into Q3. COS/lb2
for Q2 2026 was 27% higher than Q1 2026 resulting from
higher processing cost due to increased maintenance
combined with higher depreciation expense. C1 cash costs/
lb1 increased by 37% driven by lower costs allocated to by-
products resulting from lower concentrate sales during the
quarter. AISC/lb1 in Q2 2026 increased by 51% compared
to Q1 2026, mainly due to higher C1 cash costs/lb1 coupled
with higher sustaining capital expenditures1.

BARRICK SECOND QUARTER 2026	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Future Growth

Fourmile, Nevada, USA
Fourmile is a 100% owned Barrick asset in Nevada, located
adjacent to Goldrush, that has the potential to be a
standalone Tier One Gold Asset5. Barrick announced the
summary results of a preliminary economic assessment
(“PEA”) for Fourmile in September 2025, which outlined a
conceptual underground mining operation with an indicative
project capital estimate of approximately $1.5 to $1.7 billion, approximately 600,000 to 750,000 oz per annum of gold
production, and life of mine COS2 of approximately
$850-900 per ounce and AISC1 of approximately $650 to
$750 per ounce at a long-term gold price assumption of
$2,585 per ounce6.  Estimated AISC1 figures are inclusive
of a net profits interest royalty that will apply to production from certain portions of the Fourmile deposit and provide
the royalty holder with a royalty equal to 10% of net profits from the property subject to the royalty until 6 million
ounces of gold has been produced and increasing to 15%
thereafter, as well as two gross smelter return royalties that will apply to the entire Fourmile deposit ranging from 1.2%
to 1.3%. Ongoing PFS studies point to the potential for
significant resource growth in support of a PFS expected to
be completed in 2028.
Drilling activities have safely ramped up through
Q2 2026, with a total of 20 rigs active on site. Resource
conversion drilling remains a key priority in support of the
PFS, while exploration efforts continue to unlock additional value across the project area. Building on a successful
winter program in the south, exploration drilling is now
targeting several high-priority northern targets. Meanwhile, the team is advancing interpretation of this year's Charlie
Zone results, which have helped define opportunities for
follow-up drilling during the upcoming winter season.
The Fourmile studies continued to advance
ventilation, mine design, paste backfill, geotechnical,
hydrogeology, and metallurgical workstreams throughout
Q2 2026.  These studies contribute to the PFS, which
remains on track for completion in 2028.
In Q2 2026, the Bullion Hill Decline Development
contract was awarded to Barminco and other key
infrastructure contracts have also been awarded to enable
the decline development to start.  Long-lead materials are
being manufactured and the construction is expected to
commence in Q3 2026.
As previously disclosed, Barrick anticipates
Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met following the completion of drilling and the requisite independent
feasibility work.
Across drilling, studies, and capital activities, we
spent $41 million in Q2 2026 and $69 million year to date.
Total spend for 2026 includes an anticipated drilling spend
of $150 to $160 million together with $20 million of spend
on studies work (both expensed) and $70 million on
construction and decline commencement (capital). This
phase of the project has been approved with an estimated
total cost of $360 to $430 million now extending through
mid-2030.
Goldrush Project, Nevada, USA7
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual
production in excess of 400,000 ounces of gold per year
(100% basis) once in full production by 2028.
In Q2 2026, execution planning continued for key
infrastructure projects. Construction of the second surface
ventilation shaft progressed slightly ahead of plan and is on track to be completed early in Q4 2026. The main
underground fans are scheduled to be commissioned in
early 2027. Ventilation modeling and optimization for the
third surface ventilation shaft was completed in Q2 2026
and geotechnical drilling is planned for Q3 2026 to validate shaft location and provide contractual details for shaft
sinking contract negotiations. Detailed engineering for the
underground paste backfill plant progressed and major
equipment procurement is on track to begin in Q3 2026.
The surface and underground mixing plant locations were
finalized and development underground is planned to start
early in 2027. Contract negotiations for an EPCM
agreement were initiated in Q2 2026 and execution is
expected in  Q3 2026.
The portal pad access road widening started and
is on track to be completed in Q3 2026 to improve traffic
flow and allow for optimized ore hauling to mill staging
stockpile pads near Cortez Hills Underground.
Goldrush advanced the underground water
filtration system design to 90% completion, finished
development of the top level of the system, and plans to
mobilize contractors in Q3 2026 to construct sumps and
pump foundations for the two-stage water treatment
system. Completion of an additional cement storage silo will support mining operations, while trailers have been secured
and will expand existing dry and office buildings, with units arriving in Q3 2026 and utility connections scheduled for Q4
2026.
As of June 30, 2026, project spend was $517
million on a 100% basis (including $17 million in Q2 2026)
inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production
capital, is in line with the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).
Ren, Nevada, USA8
Ren is a new ore deposit at Goldstrike Underground and a
key expansion project at Carlin. Located north of Goldstrike
Underground’s Meikle and Banshee deposits, Ren is
anticipated to produce an average of 140,000 ounces per
year (contained ounces, 100% basis) once in full production
in 2027.
To develop the deposit, the existing exploration
drift has been duplicated, allowing for increased ventilation and secondary egress into the working area. Additional
exploration drilling platforms have been constructed from
the duplicate drift to support further drilling for both existing resource conversion and further deposit growth. Work has
been started on installing paste backfilling infrastructure
from Meikle to the new stope locations.
To support production mining of the deposit, an
additional set of twin declines will be driven from the Betze-
Post West Barrel open pit layback, extending to the north
with the intent to provide life of mine ventilation and a direct path for material to be hauled and hoisted out via the
existing Meikle Headframe. To complete the project, a
ventilation shaft will be sunk 550 meters to serve as an
exhaust raise and utility conduit for mining the orebody.
For Q2 2026, exploration drilling continued with
12,100 meters drilled this year. Work at the West Barrel
declines continued with 605 meters of decline development.
The Ren ventilation shaft completed sinking infrastructure

BARRICK SECOND QUARTER 2026	32	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
commissioning and started ramp up of the main sinking
phase, reaching a sinking depth of 100 meters below collar.
Production sinking commenced in early Q2 2026 with
expected fan commissioning completion and ventilation
benefit realized in Q2 2027.
As of June 30, 2026, project spend was $218
million (including $25 million in Q2 2026) out of an
estimated capital cost of $410 to $470 million (100% basis).
Autonomous Haulage Program, Nevada, USA
The Autonomous Haulage Program is a strategic NGM
initiative to improve safety, productivity, and operating
consistency. This will be a phased deployment, starting at
Cortez and expanding to other NGM operations as fleet,
infrastructure, and site readiness milestones are met.
At Cortez, the retrofit of 23 haul trucks was
completed in May 2026. The transition to the new Fleet
Management System for the primary production fleet has
been completed. Systems are being tested ahead of a Q3
2026 site-wide rollout.
At Carlin, we plan to undertake 40 truck retrofits
with the work having commenced in Q2 2026. Fleet
conversion, mine planning, traffic controls, and workforce
engagement are advancing with autonomous operations
planned to commence in Q1 2027.
As of June 30, 2026, Cortez has spent $37 million
of an approved capital budget of approximately $50 million
(100% basis). Carlin project expenditures are progressing
in line with planned retrofit schedule and deployment
activities are expected to be ~$30 million in 2026 and total program spending through 2027 to be ~$65 million (100%
basis).
Pueblo Viejo Expansion, Dominican Republic9
The Pueblo Viejo life of mine expansion continues to shift
focus from housing and resettlement, to the Naranjo TSF
and related facilities. The permits were received for the
TWMS and construction is now underway, while
the permitting package for the starter dam was submitted
with a target receipt date of Q1 2027. Haul Road 19
continues to advance and a contract has been awarded for
the second phase along with Haul Road 17 including all
bridges, with works ongoing. Construction of the new
effluent treatment plant and the new diorite crusher are
underway, while the engineering for the Reverse Osmosis
Plant continues to advance. Finally, scope definition is
planned to advance in H2 2026 for the new water
management project, in line with the long term sustainability plan.
The housing project at Pueblo Viejo continues with
over 632 homes completed and more than 570 families now
resettled. Our current area of focus is on advancing the
church and polytechnical school design, along with the
agreed 63 government houses. 95% of resettlement
packages have now been accepted.
As at June 30, 2026, total project spend was
$1,301 million (including $36 million in Q2 2026) on a 100%
basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6
billion (100% basis).
Veladero Phase 8 Leach Pad, Argentina
The construction of the Phase 8 leach pad is being
executed in three phases which are named 8A, 8B and 8C.
Phase 8A and 8B have been completed on schedule. The
phased execution of the project provides flexibility to align future stages with economic conditions and the applicable
regulatory framework. Construction of the project includes
cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant
leaching solution collection.
Overall, the total Phase 8 leach pad project spend
at June 30, 2026 was $131 million ($12 million in Q2 2026)
out of an estimated capital cost of approximately $250
million (100% basis).
Reko Diq Project, Pakistan10
On February 5, 2026, the Company announced that it was
reviewing all aspects of the Reko Diq project in light of the escalation of security risks and increased security incidents.
On April 2, 2026, Barrick announced that following the
preliminary findings of the review and further escalation of security issues in the region, the Company considers it
necessary to slow the development activity and extend the
project review. This review is ongoing and will assess in a
comprehensive manner the evolving security situation,
capital requirements, project financing, project scope and
timeline.
Capital expenditures commenced in Q2 2024, with
total capitalized spend to date of $1,338 million (including
$255 million in Q2 2026) (100% basis).
The expected range for 2026 attributable capital
expenditure has been reduced to $450 to $500 million (50%
basis). It is anticipated that there could be significant
increases to the previously disclosed total estimated capital budget and timeline for the project. The previously
disclosed total estimated capital cost of Phase 1 was
between $5.6 billion and $6.0 billion (100% basis, exclusive of capitalization of financing costs) and of Phase 2 was
between $3.3 billion and $3.6 billion (100% basis, exclusive of capitalization of financing costs), with first production targeted by the end of 2028.  These estimates were based
on the feasibility study completed at the end of 2024.
Kibali Solar Project, DRC
This project entails the design, supply and installation of a
16 MW photovoltaic solar farm with a 15 MW battery energy
storage system to complement the existing hydroelectric
power stations raising the renewable component of the
mine’s energy mix from 81% to 85%. The completion of this
project is projected to deliver a 53% reduction in fuel
consumption in the power plant. During Q1 2026, the
project was completed and the solar photovoltaic field
injected 14,925MWh into the Kibali grid.  The project spend
was $46 million which was below the estimated capital cost
of $55 million (100% basis).
Lumwana Super Pit Expansion, Zambia11
The Lumwana Super Pit Expansion is projected to deliver
240,000 tonnes of copper production per annum, from a
52Mtpa process plant expansion, with a mine life of more
than 30 years.
The project is tracking on schedule with the target
of first copper production at the end of Q1 2028. The main
critical path for the process plant expansion is the mill
building, where good progress was made during Q2 2026
with the completion of the second lift of the mill walls and the roller slab. The primary crusher construction remains on track, and the civil construction for the overland conveyor
transfer towers commenced. Most of the long-lead
equipment has arrived on site which includes mill shells and trunnions, primary crusher, tailings thickener and all mill
liners. The manufacturing of the structural steel made good
progress and the first loads of steel arrived on site. This
was supported by the completion of the pre-assembly yard
during Q2 2026. Construction of the third phase of site

BARRICK SECOND QUARTER 2026	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
accommodation continued steadily with continual hand over
of housing units. The expanded TSF construction scope
was submitted to the market during Q2 2026 and is on track
for awarding in Q3 2026.  Road construction to Kamisengo,
where the Kamisengo inflow control dam will be constructed
made steady progress. Expansion of the mine fleet is
continuing with the completion and commissioning of 4
Komatsu 930E dump trucks during Q2 2026.
With ongoing progress on the detailed
engineering, procurement and construction, the total project remains on schedule and we are focused on delivery of
critical milestones in line with the execution schedule. As at
June 30, 2026, the total spend on the expansion project
was $610 million (including $120 million in Q2 2026) with
2026 expenditure now expected to be at the lower end of
the $750 to $850 million range. The total project capital cost
(exclusive of capitalized stripping) is expected to be $2
billion based on the approved feasibility study.
Zaldívar Water Project, Chile
The Third-Party Water Supply Project, involving the
construction of an approximately 160 km pipeline and
pumping system to deliver around 200 liters per second of
reprocessed wastewater from Antofagasta, has been
approved. The project will enable the transition away from
continental water sources by mid-2028, as required under
the environmental permit approved in 2025, securing a
long-term water supply and supporting a potential extension
of the mine life to 2051.
As at June 30, 2026, the total spend on the water
project was $73 million (including $33 million in Q2 2026).
The estimated capital cost is anticipated to be
approximately $950 million (100% basis).
Exploration12, 13
During Q2 2026, Barrick’s exploration teams have been
active across all our operations, with strong results returned from drilling across NGM, and at Fourmile, Kibali in the
DRC and Jabal Sayid in Saudi Arabia.
In North America, during Q2 2026 Barrick
established dedicated greenfield exploration teams for the
Great Basin and the Western Cordillera to accelerate the
identification and advancement of district-scale gold
opportunities. In support of this strategy, Barrick executed a binding term sheet with Greenlight Metals for an earn-in
agreement to acquire up to an 80% interest in the Kalium
Canyon Project within Nevada's Walker Lane Corridor.
Subsequent to quarter end, we completed a strategic
private placement in Kingfisher Metals, securing an equity
interest and establishing a framework for technical
collaboration at the Highway 37 Project. In the Great Basin, the team is systematically evaluating the broader NGM land
position for new stand-alone gold systems through the
integration of historical datasets, acquisition of new
geoscience data, and staged target testing. The team is
also advancing a pipeline of early-stage epithermal
opportunities outside the NGM land position, with
hyperspectral and geophysical surveys planned from Q3
2026 and initial framework drilling expected in the second
half of the year. In the Western Cordillera, exploration
activities are directed toward identifying, securing, and
advancing prospective district-scale gold opportunities to
support long-term portfolio growth. Also during the quarter, the dedicated New Exploration Opportunities team was
significantly expanded to support the identification,
evaluation, and consolidation of new district-scale
opportunities across the Company's priority areas. In the
Carlin District, brownfields exploration at the Leeville
Underground and Goldstrike Ren projects continues to
expand the resource base beyond current life-of-mine
designs while testing additional exploration opportunities.
Deep surface core drilling commenced at the Super K
target, immediately south of the Four Corners deposit at
Leeville Underground, with early geological observations
confirming the presence of altered and structurally
deformed favorable host lithologies at the target depths.
Assay results are expected in Q3 2026. At the Cortez
District, drilling continued along the northeastern edge of
Goldrush Underground, with two deep surface core holes
completed near the end of Q2 2026. Geological
observations confirm the presence of brecciated and
altered favorable host lithologies within the target horizons in both holes, with assay results expected in mid-Q3 2026.
A third deep-capacity surface core rig was mobilized to
Goldrush late in Q2 2026, in line with plans to accelerate
the program following encouraging geological observations
and drilling results from Q1 2026. At Turquoise Ridge,
underground drilling at the Dune target returned 33.5
meters at 16.98 g/t Au and 16.5 meters at 10.16 g/t Au in
hole TUM-26024 (true widths remain uncertain at this stage
of modelling), outside current Resource shapes, confirming
the presence of high-grade mineralization approximately
150 to 250 meters beyond existing underground
infrastructure. Early-stage exploration continued to advance across the Canadian portfolio. Framework drilling was
completed at Norris West and Authier, while geophysical
surveys progressed at Norris East. At LaFlamme, the
shallow till geochemical drilling program was completed,
with results expected in Q4 2026 to guide follow-up
exploration. Results are being integrated to prioritize the
next phase of exploration across the portfolio.
In South America, early-stage exploration activities
continued in Peru and Jamaica. In Peru, work in the Yauri
District continues with results identifying new targets
supporting the potential for clustered porphyries, while land consolidation is well advanced in the new Tartaro District in northern Peru. In Jamaica, exploration efforts are
advancing in three prioritized camp-scale areas, focusing
efforts on delineating epithermal gold and porphyry copper–
gold targets. In Argentina, within the Lama District, further drilling has been completed at the Porfiada target, with a
total of 2,300 meters drilled. Hole DDH-POR-11A returned
63.5 meters at 0.5 g/t Au from 292.5 meters, including 15.6
meters at 0.9 g/t Au, while hole DDH-POR-12 returned 98.5
meters at 0.59 g/t Au from 282 meters, including 20.5
meters at 1.32 g/t Au. A second follow-up drilling campaign
is planned for H2 2026, after the winter season,  with the
objective of defining the full extents of mineralization.
In the Africa and Middle East region, exploration
activity will ramp up through the remainder of the year
following the end of the annual wet season hiatus, with
intensive drilling and geophysics campaigns planned across
the exploration portfolios in Tanzania, Zambia and the DRC.
At Kibali, the ARK target continues to grow, with high-grade assays returned from the deepest drill fence to date,
approximately 2km down-plunge from surface, confirming
extensions to the high-grades in the system and pointing to
further growth potential as the system remains open. In Q3
2026 drilling on multiple additional high-priority targets
across the core KCD corridor will begin, each carrying
discovery potential for significant satellite deposits. In Saudi
Arabia, a newly discovered mineralized system 10km south
of the Jabal Sayid mine has returned assay results at
economic grades, with drilling currently underway to test the continuity of the high grades and the broader potential of
the target.

BARRICK SECOND QUARTER 2026	34	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Financial Results

Revenue

($ millions, except per oz/lb data in dollars)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Gold
000s oz sold[a]	801	748	770	1,549	1,521
000s oz produced[a]	796	719	797	1,515	1,555
Market price ($/oz)	4,506	4,873	3,280	4,693	3,067
Realized price ($/oz)[b]	4,417	4,823	3,295	4,613	3,099
Revenue	4,665	4,756	3,280	9,421	6,046
Copper
000s tonnes sold[a]	54	45	54	99	105
000s tonnes produced[a]	56	49	59	105	103
Market price ($/lb)	6.05	5.83	4.32	5.93	4.28
Realized price ($/lb)[b]	6.15	5.79	4.36	5.99	4.43
Revenue	499	343	337	842	641
Other sales	128	119	64	247	124
Total revenue	5,292	5,218	3,681	10,510	6,811
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
Q2 2026 compared to Q1 2026
In Q2 2026, gold revenues on a consolidated basis
decreased by 2% compared to Q1 2026, driven by a lower
realized gold price1 although this was largely offset by
higher sales volumes. The average market price for Q2
2026 was $4,506/oz, representing an 8% decrease versus
the $4,873/oz average in Q1 2026. The realized gold price1
in Q2 2026 was 2% lower than the market gold price due to
the timing of sales and the realized loss impact of the zero cost collars (refer to note 13 for further details). During Q2
2026, the gold price ranged from $3,943/oz to $4,889/oz,
and closed the quarter at $4,026/oz. Gold price volatility in
Q2 2026 was driven primarily by economic and geopolitical
concerns, in particular the conflict in the Middle East.
In Q2 2026, gold production on an attributable
basis increased by 11% compared to Q1 2026 mainly due
to increased throughput at Pueblo Viejo and at Loulo-
Gounkoto (where operations continued to ramp up),
improved grades at Kibali, more oxide tonnes mined and
processed at Cortez and increased grade and throughput at
Bulyanhulu.
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2026 compared to Q1 2026
In Q2 2026, copper revenues on a consolidated basis
increased by 45% compared to Q1 2026, primarily due to
higher sales volumes and a higher realized copper price1
compared to Q1 2026. The average market price in Q2
2026 was $6.05/lb, representing an all-time high quarterly
average and an increase of 4% from the $5.83/lb average
in Q1 2026. The realized copper price1 in Q2 2026 was
higher than the market copper price due to the timing of
sales and the impact of positive provisional pricing
adjustments, whereas the realized copper price1 was
slightly lower than the market copper price in Q1 2026  due
to the impact of negative provisional pricing adjustments.
During Q2 2026, the copper price traded in a range of
$5.54/lb to $6.44/lb, and closed the quarter at $6.05/lb.
Copper prices in Q2 2026 were impacted by concerns
about the global economy resulting from global trade
disputes, supply disruptions, the conflict in the Middle East, and demand forecasts in China, which is the world’s largest
consumer of copper.
Attributable copper production in Q2 2026 was 7
thousand tonnes higher compared to Q1 2026 mainly due
to higher throughput at Lumwana following the planned
shutdown for a mill reline completed in February 2026, as
well as the higher grade processed due to higher mined
grades, as per the mine plan.
Q2 2026 compared to Q2 2025
For Q2 2026, gold revenues on a consolidated basis
increased by 42% compared to Q2 2025, primarily due to a
higher realized gold price1 and higher sales volumes. The
average market price for Q2 2026 was $4,506/oz versus
$3,280/oz for Q2 2025.

BARRICK SECOND QUARTER 2026	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2026 compared to Q2 2025
a.Divested mines refer to the ounces produced by Hemlo and Tongon in
Q2 2025.
For Q2 2026, attributable gold production (excluding the
divested mines) was 8% higher than Q2 2025, primarily
due to the ramp up of operations at Loulo-Gounkoto
following the resolution of the dispute with the Government
of Mali that was ultimately resolved in December 2025 and
had shutdown the mine for close to 12 months commencing
in January 2025.  This was combined with higher
production at Pueblo Viejo due to sustained throughput
improvements from the debottlenecking program and a
shorter planned shutdown. These impacts were partially
offset by lower production from North Mara driven by lower
grades processed and lower recoveries and at Veladero
(included within “Other” in the chart above) due to lower
throughput and recoveries.
For Q2 2026, copper revenues on a consolidated
basis increased by 48% compared to Q2 2025, due to a
higher realized copper price1, In Q2 2026, the realized
copper price1 was higher than the market copper price, as
discussed above, consistent with Q2 2025.
Attributable copper production for Q2 2026 was 3
thousand tonnes lower than Q2 2025, mainly due to lower
throughput and lower grades processed at Lumwana.
YTD 2026 compared to YTD 2025
For YTD 2026, gold revenues increased by 56% compared
to YTD 2025, primarily due to an increase in the realized
gold price1 and higher sales volumes. The average market
price for YTD 2026 was $4,693/oz versus $3,067/oz for
YTD 2025.
For YTD 2026, attributable gold production
(excluding the divested mines) was 6% higher than YTD
2025, primarily  due to the ramp up of operations at Loulo-
Gounkoto, as discussed above.  This was combined with
higher production at Carlin due to improved processing
performance at the Goldstrike Autoclave, as well as
sustained throughput improvements delivered at Pueblo
Viejo.
Copper revenues for YTD 2026 increased by 31%
compared to YTD 2025, as a result of a higher realized
copper price1. For YTD 2026 and YTD 2025 the realized
copper price1 was higher than the market copper price due
to the impact of positive provisional pricing adjustments.
Attributable copper production for YTD 2026,
increased by 2 thousand tonnes compared to YTD 2025,
mainly due to the prolonged SAG mill shutdown at
Lumwana in Q1 2025.
Production Costs

($ millions, except per oz/lb data in dollars)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Gold
Site operating costs	1,357	1,179	1,179	2,536	2,276
Depreciation	478	449	359	927	701
Royalty expense	196	193	103	389	198
Mining and production taxes	68	46	25	114	48
Community relations	10	7	10	17	21
Cost of sales	2,109	1,874	1,676	3,983	3,244
COS ($/oz)[a]	1,993	1,922	1,654	1,959	1,641
TCC ($/oz)[b]	1,426	1,327	1,239	1,378	1,229
AISC ($/oz)[b]	1,866	1,708	1,684	1,790	1,728
Copper
Site operating costs	165	143	99	308	225
Depreciation	71	43	68	114	128
Royalty expense	43	30	25	73	46
Community relations	1	1	1	2	2
Cost of sales	280	217	193	497	401
COS ($/lb)[a]	3.39	3.41	2.56	3.40	2.74
C1 cash costs ($/lb)[b]	2.47	2.57	1.80	2.52	2.02
AISC ($/lb)[b]	3.95	3.67	2.90	3.82	2.98
a.Gold COS/oz is calculated as cost of sales across our gold operations
(excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using
Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
Q2 2026 compared to Q1 2026
In Q2 2026, gold cost of sales on a consolidated basis was
13% higher than Q1 2026, primarily due to higher sales
volumes. Our 45% interest in Kibali and 24.5% interest in
Porgera are equity accounted, and therefore each mine's
cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold COS/oz2 and TCC/oz1,
includes our proportionate share of cost of sales at our
equity method investees, and were 4% and 7% higher than
Q1 2026, mainly due to higher fuel costs across the
operations as well as higher maintenance costs at
Turquoise Ridge related to the planned autoclave
shutdown, and at Carlin and Cortez related to the planned
shutdown of the Gold Quarry roaster. The impact on COS/
oz2 was partially offset by Loulo-Gounkoto where more gold
production was from recently mined ore rather than material
that was included in inventory when control of the mine was
regained in Q4 2025 (as the acquired ore carries a fair
value increment).
In Q2 2026, gold AISC/oz1, which also includes
our proportionate share of equity method investees,
increased by 9% compared to Q1 2026. This was primarily
due to higher TCC/oz1, as explained above, combined with
increased minesite sustaining capital expenditures1.
In Q2 2026, copper cost of sales on a consolidated
basis was 29% higher than Q1 2026  primarily due to the
impact of higher copper sales volumes.  Our 50% interests
in Zaldívar and Jabal Sayid are equity accounted and

BARRICK SECOND QUARTER 2026	36	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
therefore, we do not include their cost of sales in our
consolidated copper cost of sales. Our per pound metrics,
copper COS/lb2 and C1 cash costs/lb1, include our
proportionate share of cost of sales at our equity method
investees. Copper COS/lb2 and C1 cash costs/lb1 were 1%
and 4% lower, respectively, compared to Q1 2026, primarily
driven by the higher grades processed, partially offset by
higher mining and payroll costs due to higher fuel prices
and local currency appreciation, as well as increased spend
on preventative maintenance costs at Lumwana.
In Q2 2026, copper AISC/lb1, which also includes
our proportionate share of equity method investees, was
8% higher compared to Q1 2026, mainly due to higher
royalties and higher minesite sustaining capital1
expenditures at Lumwana .
Q2 2026 compared to Q2 2025
For Q2 2026, gold cost of sales on a consolidated basis
was 26% higher than Q2 2025, mainly due to higher sales
volumes and higher royalties driven by the higher realized
gold price1. As described above, our per ounce metrics,
gold COS/oz2 and TCC/oz1, include our proportionate share
of cost of sales at our equity method investees, and were
20% and 15% higher, respectively, compared to Q2 2025.
This was mainly due to the impact of lower grades
processed at Carlin, Cortez and North Mara, combined with
higher fuel prices across all operations and higher royalties associated with the higher realized gold price1.
For Q2 2026, gold AISC/oz1 was 11% higher than
Q2 2025, primarily due to higher TCC/oz1 partially offset by lower minesite sustaining capital expenditures1.
For Q2 2026, copper cost of sales on a
consolidated basis was 45% higher than Q2 2025, primarily
due to higher site operating costs as well as higher royalties associated with the higher realized copper price1. As
described above, our per pound metrics, copper COS/lb2
and C1 cash costs/lb1, include our proportionate share of
cost of sales at our equity method investees. Copper COS/
lb2 and C1 cash costs/lb1 were 32% and 37% higher,
respectively, compared to Q2 2025, mainly due  to higher
payroll costs at Lumwana in part due to the strengthening of the local currency as well as higher fuel prices.
For Q2 2026, copper AISC/lb1 was 36% higher
than Q2 2025, mainly due to higher C1 cash cost/lb1, as
well as higher royalties due to the higher realized copper
price1.
YTD 2026 compared to YTD 2025
For YTD 2026, gold cost of sales on a consolidated basis
was 23% higher than YTD 2025, mainly due to higher
royalties associated with the higher realized gold price1 and higher gold sales volumes. On a per ounce basis, gold
COS/oz2 and TCC/oz1, after including our proportionate
share of COS at our equity method investees (refer to
explanation above), were 19% and 12% higher,
respectively, than YTD 2025. This was primarily due to
lower grades processed at Cortez, Kibali and North Mara,
combined with higher fuel prices and higher royalties
(impact approximately $75/oz) associated with the higher
realized gold price1.
For YTD 2026, gold AISC/oz1 increased by 4%
compared to YTD 2025, primarily due to an increase in
TCC/oz1, partially offset by lower minesite sustaining capital expenditures1 on a per ounce basis.
For YTD 2026, copper cost of sales on a
consolidated basis was 24% higher than YTD 2025,
primarily due to higher site operating costs as well as higher royalties associated with the higher realized copper price
partially offset by lower sales volumes. Our per pound
metrics, copper COS2 and C1 cash costs1, include our
proportionate share of COS at our equity method investees
(refer to explanation above). Copper COS/lb2 and C1 cash
costs/lb1 were 24% and 25% higher, respectively, compared
to YTD 2025, due to higher mining costs attributed to higher payroll costs at Lumwana, in part due to the strengthening
of the local currency as well as higher fuel prices.
For YTD 2026, copper AISC/lb1 was 28% higher
than YTD 2025, primarily due to a higher C1 cash costs/lb1,
as discussed above, as well as higher royalties due to the
higher realized copper price1.
General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Corporate administration	22	24	30	46	57
Share-based compensation[a]	9	15	9	24	24
General & administrative expenses	31	39	39	70	81
a.Based on a US$37.13 share price as at June 30, 2026 (March 31,
2026: US$38.16 and June 30, 2025: US$20.91).
General and administrative expenses for Q2 2026
decreased compared to Q1 2026 mainly due to lower
share-based compensation driven by a decrease in our
share price.
For Q2 2026 and YTD 2026, general and
administrative expenses decreased by $8 million and $11
million compared to Q2 2025 and YTD 2025, respectively,
mainly due to lower corporate administration expenses.
Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Global exploration and evaluation	87	60	53	147	80
Project costs	22	21	22	43	44
IPO costs	21	31	—	52	—
Global exploration and evaluation and project expense	130	112	75	242	124
Minesite exploration and evaluation	4	4	7	8	12
Total exploration, evaluation and project expenses	134	116	82	250	136
Exploration, evaluation and project expenses for Q2 2026
increased by $18 million compared to Q1 2026 driven by
higher global exploration and evaluation costs, mainly due
to increased activity at Fourmile (refer to Future Growth
section) and at Nevada Gold Mines due to the seasonal
ramp up following winter. These were partially offset by
lower legal and consulting costs related to our North
America IPO project in Q2 2026.
Exploration, evaluation and project expenses for
Q2 2026 and YTD 2026 increased by $52 million and $114
million respectively compared to Q2 2025 and YTD 2025,

BARRICK SECOND QUARTER 2026	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
primarily due to higher global exploration and evaluation
costs mainly driven by ramp-up of drilling activities at
Fourmile (refer to Future Growth section) combined with
higher legal and consulting costs related to our North
America IPO project.
Finance Costs, Net

($ millions)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Interest expense[a]	101	109	99	210	197
Accretion	20	20	22	40	45
Interest capitalized	(35)	(29)	(16)	(64)	(20)
Other finance costs	1	1	0	2	1
Finance income	(61)	(62)	(47)	(123)	(103)
Finance costs, net	26	39	58	65	120
a.For  Q2 2026 and YTD 2026, interest expense includes $8 million and
$15 million, respectively of non-cash interest expense primarily relating to the Pueblo Viejo streaming agreement with Royal Gold Inc. (Q1
2026: $7; Q2 2025: $8 million; YTD 2025: $16 million). Interest expense also includes $nil and $8 million, respectively, relating to finance costs in Argentina (Q1 2026: $8 million; Q2 2025: $4 million,
YTD 2025: $8 million).
In Q2 2026, finance costs, net decreased compared to Q1
2026 and Q2 2025 primarily due to higher interest
capitalized and lower interest expense due to decreased
finance costs in Argentina associated with cash repatriation in Q1 2026.
For Q2 2026 and YTD 2026, finance costs, net
were lower than the prior year periods mainly due to higher
interest capitalized and higher finance income.
Additional Statement of Income Items

($ millions)		For the three months ended		For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Impairment charges	(1)	0	0	(1)	4
(Gain) loss on currency translation	14	20	(2)	34	—
Closed mine rehabilitation	15	(3)	(8)	12	11
Other (income) expense	209	(4)	353	205	523
Other (Income) Expense
Other expense in Q2 2026 of $209 million was mainly
related to additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to
Loulo-Gounkoto for 2024 and 2025 combined with
remobilization costs at Loulo-Gounkoto. This was partially
offset by a positive revaluation of the Hemlo contingent
consideration. This compares to other income of $4 million
in Q1 2026 mainly related to the positive revaluation of the
Hemlo contingent consideration, which was partially offset
by a loss on the revaluation of our Kibali JV receivable.
Other expense in Q2 2025 was $353 million which
mainly reflects the net loss of $1,035 million (pre-tax) on the deconsolidation of Loulo-Gounkoto following the change of
control after it was placed under a temporary provisional
administration on June 16, 2025, partially offset by the
recognition of our investment in Loulo-Gounkoto and a gain
of $745 million on the sale of our 50% interest in the Donlin
Gold project.
For a further breakdown of other expense, refer to
note 9 to the Financial Statements.
For YTD 2026, other expense was $205 million
compared to other expense of $523 million in YTD 2025.
Other expense in YTD 2026 mainly related to  additional
royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to Loulo-Gounkoto for
2024 and 2025 combined with reduced operations costs at
Loulo-Gounkoto and a loss on the revaluation of our Kibali
JV receivable, which was partially offset by the positive
revaluation of the Hemlo contingent consideration. Other
expense in YTD 2025 mainly related to the net loss of
$1,035 million (pre-tax) on the deconsolidation of Loulo-
Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16,
2025 combined with other expense of $170 million mainly
related to the signing of agreements to settle legacy legal
matters in the Philippines related to Placer Dome Inc.,
partially offset by the recognition of our investment in Loulo-
Gounkoto and a gain of $745 million on the sale of our 50%
interest in the Donlin Gold project.
For a further breakdown of other expense, refer to
note 9 to the Financial Statements.
Income Tax Expense
Income tax expense was $732 million in Q2 2026. The
unadjusted effective income tax rate in Q2 2026 was 28%
of income before income taxes.
The underlying effective income tax rate on
ordinary income in Q2 2026 was 26% after adjusting for the
impact of foreign currency translation losses on current and deferred tax balances, changes in rehabilitation provisions
relating to non-operating mines, non-deductible foreign
exchange losses, the remeasurement of the Hemlo
contingent consideration; the impact of Loulo-Gounkoto,
gains and losses on the sale of assets, and other non-
recurring tax and non-tax adjustments.
We record deferred tax charges or credits if
changes in facts or circumstances affect the estimated tax
basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax
regulations and legislation as well as their application to our business is complex and subject to change. We also have
significant amounts of unrecognized deferred tax assets
(e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense,
refer to note 10 of the Financial Statements.
Withholding Taxes
In Q2 2026, we recorded $70 million of dividend withholding
taxes related to the distributed earnings of our subsidiaries in Tanzania, and undistributed earnings of our subsidiaries
in Mali and the United States.
OECD Pillar Two model rules
Consistent with the amendments to IAS 12 Income Taxes
issued by the IASB in May 2023, the Group has applied the
mandatory temporary exception from the recognition and
disclosure of deferred tax assets and liabilities arising from
Pillar Two income taxes. Accordingly, no deferred tax
assets or liabilities have been recognized or disclosed in
respect of Pillar Two legislation.
Based on the Group’s assessment of the OECD
Transitional Safe Harbor rules, no material Pillar Two
current tax expense or liability was identified for Q2 2026.

BARRICK SECOND QUARTER 2026	38	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
As the law is evolving, both in Canada and
elsewhere, we will continue to monitor the impact of this
legislation.
Net Earnings and Adjusted Net Earnings1
Factors affecting net earnings and adjusted net earnings1 -
Q2 2026 versus Q1 2026
Net earnings and adjusted net earnings1 attributable to
equity holders of Barrick ("net earnings") for Q2 2026 were
$1,217 million and $1,363 million, respectively, compared to
$1,602 million and $1,648 million, respectively in Q1 2026.
The primary drivers of the decrease were a lower realized
gold price1 and to a lesser extent higher gold COS/oz2,
combined with the additional royalties, penalties and
interest related to the retrospective application of the 2023
Mining Code to Loulo-Gounkoto for 2024 and 2025. These
impacts were partially offset by higher gold and copper
sales volumes and a higher realized copper price1.
After adjusting for items that are not indicative of
future operating earnings, adjusted net earnings1 of $1,363
million for Q2 2026 was $285 million lower than Q1 2026.
Higher gold COS/oz2 was mainly due to higher fuel costs
across the operations as well as higher maintenance costs
at Turquoise Ridge, Carlin and Cortez related to planned
shutdown activity. The Q2 2026 realized gold price1 was 8%
lower when compared to Q1 2026.  The increase in gold
sales volumes was mainly due to increased throughput at
Pueblo Viejo and at Loulo-Gounkoto (where operations
continued to ramp up), improved grades at Kibali, more
oxide tonnes mined and processed at Cortez and increased
grade and throughput at Bulyanhulu. Higher copper sales
volumes were a result of higher throughput and higher
grades processed at Lumwana.
Factors affecting net earnings and adjusted net earnings1 -
Q2 2026 versus Q2 2025
Net earnings and adjusted net earnings1 for Q2 2026 were
$1,217 million and $1,363 million, respectively, compared to
$811 million and $800 million, respectively in Q2 2025.  The primary drivers of the increase were higher realized gold
and copper prices1, as Q2 2026 realized gold and copper
prices1 were 34% and 41% higher, respectively when
compared to Q2 2025. This was partially offset by a higher
gold COS/oz2, mainly due to the impact of lower grades
processed at Carlin, Cortez and North Mara, combined with
higher fuel prices across all operations and higher royalties associated with the higher realized gold price1.
YTD 2026 versus YTD 2025
Net earnings and adjusted net earnings1 for YTD 2026 were
$2,819 million and $3,011 million, respectively, up from
$1,285 million and $1,403 million in YTD 2025.  The
primary drivers of the increase were higher realized gold
and copper prices1, and higher gold sales volumes. YTD
2026 realized gold prices1 were 49% higher when
compared to YTD 2025. This was partially offset by
increases in gold COS/oz2 and copper COS/lb2. The
increase in gold COS/oz2 compared to YTD 2025 was
primarily due to lower grades processed at Cortez, Kibali
and North Mara, combined with higher fuel prices and
higher royalties (impact approximately $75/oz) associated
with the higher realized gold price1.  The increase in copper
COS/lb2 was higher mining costs attributed to higher payroll costs at Lumwana, in part due to the strengthening of the
local currency as well as higher fuel prices.
Significant adjusting items for both Q2 2026 and
YTD 2026 include:
■Other expense adjustments of $236 million and $254
million, respectively, mainly related to additional
royalties, penalties and interest related to the
retrospective application of the 2023 Mining Code to
Loulo-Gounkoto for 2024 and 2025, the reduced
operations costs at Loulo-Gounkoto, the gold
inventory fair value adjustment after regaining control
of Loulo-Gounkoto, and costs associated with our
North America IPO project. This was partially offset by
income related to the revaluation of the Hemlo
contingent consideration.
Refer to page 45 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and
previous periods.

BARRICK SECOND QUARTER 2026	39	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/26	As at 12/31/2025[a]
Total cash and equivalents	5,927	6,706
Current assets	3,727	3,525
Non-current assets	42,695	41,425
Total Assets	52,349	51,656
Current liabilities excluding short-term debt	3,188	3,661
Non-current liabilities excluding long-term debt[b]	7,629	7,376
Debt (current and long-term)	4,682	4,703
Total Liabilities	15,499	15,740
Total shareholders’ equity	27,306	26,484
Non-controlling interests	9,544	9,432
Total Equity	36,850	35,916
Total common shares outstanding (millions of shares)[c]	1,646	1,675
Debt, net of cash	(1,245)	(2,003)
Key Financial Ratios:
Current ratio[d]	3.01:1	2.75:1
Debt-to-equity[e]	0.13:1	0.13:1
Net leverage[f]	-0.1:1	-0.2:1
a.2025 figures have been revised to reflect an update to the provisional purchase price allocation relating to Loulo-Gounkoto
b.Non-current financial liabilities as at June 30, 2026 were $5,563 million (December 31, 2025: $5,684 million).
c.As of July 30, 2026, the number of common shares outstanding is 1,645,884,419.
d.Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2026 and December 31, 2025.
e.Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2026 and December 31, 2025.
f.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
Balance Sheet Review
Total assets were $52.3 billion as at June 30, 2026, slightly higher than total assets as at December 31, 2025.
Our asset base is primarily comprised of non-
current assets such as property, plant and equipment and
equity method investments, reflecting the capital-intensive
nature of the mining business and our history of growing
through acquisitions and creation of joint ventures with
other mining companies. Other significant assets include
production inventories, indirect taxes recoverable and
receivable, concentrate sales receivable, other government
and joint venture related receivables, as well as cash and
equivalents.
Total liabilities as at June 30, 2026 were $15.5
billion, lower than total liabilities at December 31, 2025 as we have settled various liabilities. Our liabilities are
primarily comprised of debt, other non-current liabilities
(such as provisions and deferred income tax liabilities), and accounts payable.
Financial Position and Liquidity
We believe we have sufficient financial resources to meet
our business requirements for the foreseeable future,
including capital expenditures, working capital
requirements, interest payments, environmental
rehabilitation, securities buybacks and dividends.
Total cash and cash equivalents as at June 30,
2026 were $5.9 billion. Our capital structure comprises a
mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at June 30, 2026, our total debt
was $4.7 billion (cash and equivalents, net of debt was
$1,245 million) and our debt-to-equity ratio was 0.13:1. This compares to total debt as at December 31, 2025 of $4.7
billion (debt, net of cash and equivalents was $2,003
million), and a debt-to-equity ratio of 0.13:1.
Uses of cash for the remainder of 2026 include
capital commitments of $1.2 billion, and based on our
annual guidance range on page 9, we expect to incur
attributable capital expenditures1 of $3.8 to $4.2 billion, of which we have spent $1.7 billion YTD 2026.  For the
remainder of 2026, we have contractual obligations and
commitments of $984 million for supplies and consumables.
In addition, we have $141 million in interest payments and
other amounts as detailed in the table on page 43.  At the
May 8, 2026 meeting, the Board of Directors authorized a
new share buyback program, where we may purchase up to
$3 billion of Barrick shares over the next 12 months. As at
June 30, 2026, we have purchased $1.209 billion of shares
under this program.  We expect to fund these commitments
through operating cash flow, which is our primary source of
liquidity, as well as our existing cash balances as
necessary.
The Company’s dividend policy targets a total
payout of 50% of attributable free cash flow1 on an
annualized basis, comprised of a fixed base quarterly
dividend of $0.175 per share and a performance top-up
component at each year end based on the attributable free
cash flow during the year.  The dividend paid in any given
year may be higher or lower than the 50% target based on
the strength of cash flow, capital needs, balance sheet
considerations, and other factors.
The declaration and payment of dividends is at the
discretion of the Board of Directors, and will depend on the
Company’s financial results, cash requirements, future
prospects, the number of outstanding common shares, and
other factors deemed relevant by the Board.

BARRICK SECOND QUARTER 2026	40	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Our operating cash flow is dependent on the ability
of our operations to deliver projected future cash flows. The sale of the gold and copper we produce and market price of
gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance
liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s
outstanding long-term debt as investment grade, with
ratings of A3 and BBB+, respectively); and drawing on the
$3.0 billion available under our undrawn Credit Facility
(subject to compliance with covenants and the making of
certain representations and warranties, this facility is
available for drawdown as a source of financing).  The
revolving Credit Facility has a termination date of May 2030 and incorporates sustainability-linked metrics and are made
up of annual environmental and social performance targets
directly influenced by Barrick's actions, rather than based
on external ratings.  The performance targets include
Scope 1 and Scope 2 GHG emissions intensity, water use
efficiency (reuse and recycling rates), and TRIFR3.  Barrick may incur positive or negative pricing adjustments on drawn
credit spreads and standby fees based on its sustainability
performance versus the targets that have been set.  The
key financial covenant in our undrawn Credit Facility
requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total
capitalization ratio was negative 0.03:1 as at June 30, 2026
(negative 0.06:1 as at December 31, 2025).
Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Net cash provided by operating activities	1,704	2,554	1,329	4,258	2,541
Investing activities
Capital expenditures	(1,189)	(979)	(934)	(2,168)	(1,771)
Divestitures	41	(4)	999	37	999
Income taxes paid on divestitures	(7)	0	(87)	(7)	(87)
Funding of equity method investments	(2)	0	0	(2)	0
Dividends received from equity method investments	167	110	53	277	91
Shareholder loan repayments from equity method	84	147	53	231	113
Investment sales	0	110	0	110	0
Other	6	2	2	8	2
Total investing inflows/(outflows)	(900)	(614)	86	(1,514)	(653)
Net change in debt[a]	(52)	(5)	(16)	(57)	(19)
Dividends[b]	(288)	(697)	(170)	(985)	(342)
Net disbursements to non-controlling interests	(491)	(804)	(280)	(1,295)	(405)
Share buyback program	(1,209)	0	(268)	(1,209)	(411)
Other	32	(9)	13	23	17
Total financing outflows	(2,008)	(1,515)	(721)	(3,523)	(1,160)
Effect of exchange rate	0	0	0	0	0
Increase in cash and equivalents	(1,204)	425	694	(779)	728
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For Q2 2026 and YTD 2026, we declared and paid dividends per share in US dollars totaling $0.175 and $0.595 respectively (Q1 2026:
declared and paid $0.42; Q2 2025: declared and paid $0.10; YTD 2025 declared and paid $0.20).
Q2 2026 compared to Q1 2026
In Q2 2026, we generated $1,704 million in operating cash
flow, compared to $2,554 million in Q1 2026.  The decrease
of $850 million was primarily due to an increase in cash
taxes paid (primarily in the US, Argentina, Zambia and the
Dominican Republic) combined with a payment made to the
Government of Mali in relation to Loulo-Gounkoto due to
the retrospective application of the 2023 Mining Code. The
results were further negatively impacted by a lower realized gold price1 partially offset by higher gold sales volumes this quarter.
Cash outflows from investing activities in Q2 2026
were $900 million, compared to cash outflows of $614
million in Q1 2026. The increased outflow of $286 million
was primarily due to higher capital expenditures in Q2 2026
versus Q1 2026, primarily at Lumwana due to increased
capitalized stripping and the Super Pit Expansion project,
as well the ramp up of operations at Loulo-Gounkoto.
In Q2 2026, we recorded free cash flow1 of $515
million, compared to $1,575 million in Q1 2026, reflecting
lower operating cash flows, combined with higher capital

BARRICK SECOND QUARTER 2026	41	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
expenditures than Q1 2026, as explained above.
Net financing cash outflows for Q2 2026 amounted
to $2,008 million, compared to $1,515 million in Q1 2026.
The increase of $493 million is primarily due to share
buybacks this quarter of $1,209 million partially offset by
lower dividends in Q2 2026 and lower disbursements paid
to non-controlling interests, primarily to Newmont in relation to their interest in NGM.
Q2 2026 compared to Q2 2025
In Q2 2026, we generated $1,704 million in operating cash
flow, compared to $1,329 million in Q2 2025. The increase
of $375 million was primarily due to a higher realized gold
price1 and higher gold sales volumes, partially offset by
higher gold TCC/oz1. Operating cash flow was further
impacted by higher taxes paid this quarter.
Cash outflows from investing activities in Q2 2026
were $900 million compared to cash inflows of $86 million
in Q2 2025. The decrease of $986 million was primarily due
to  proceeds from the sale of our 50% interest in the Donlin project received in Q2 2025. This was partially offset by
higher capital expenditures in Q2 2026 mainly due to higher
project capital expenditures particularly at Lumwana’s
Super Pit Expansion project.
In Q2 2026, we recorded free cash flow1 of $515
million, compared to $395 million in Q2 2025, mainly
reflecting higher operating cash flows, partially offset by
higher capital expenditures than Q2 2025, as explained
above.
Net financing cash outflows for Q2 2026 amounted
to $2,008 million compared to $721 million in Q2 2025. The
increase of $1,287 million is primarily due to increased
repurchases of shares under our share buyback program in
the current year combined with higher dividends and higher
net disbursements paid to non-controlling interests,
primarily to Newmont in relation to their interest in NGM.
YTD 2026 compared to YTD 2025
For YTD 2026, we generated $4,258 million in operating
cash flow, compared to $2,541 million in YTD 2025. The
increase of $1,717 million was primarily due to a higher
realized gold price1, partially offset by higher TCC/oz1. This was further offset by higher cash taxes paid (in particular in the United States, Dominican Republic, Argentina and
Zambia), an unfavorable change in working capital mainly
in other current liabilities and accounts receivable and
higher cash taxes paid combined with a payment made at
Loulo-Gounkoto in relation to the retrospective application
of the 2023 Mining Code.
Cash outflows from investing activities for YTD
2026 were $1,514 million compared to $653 million in  YTD
2025. The increased outflow of $861 million was primarily
due to proceeds from the sale of our 50% interest in the
Donlin project received in 2025. In addition to this, capital expenditures were also higher as a result of higher project
capital expenditures1 mainly related to Lumwana’s Super
Pit Expansion project and at NGM mainly related to
spending on the Ren project and ramp up of activities at
Goldrush, partially offset by lower minesite sustaining
capital expenditures1 mainly at Carlin due to the final
payment on the Komatsu-930 truck fleet occurring in Q1
2025.
In YTD 2026, we recorded free cash flow1 of
$2,090 million, compared to $770 million in YTD 2025,
mainly reflecting higher operating cash flows, partially offset by higher capital expenditures than YTD 2025, as explained
above.
Net financing cash outflows for YTD 2026
amounted to $3,523 million, compared to $1,160 million in
YTD 2025. The increased outflow of $2,363 million is
primarily due to increased repurchases of shares under our
share buyback program in the current year.  This was
combined with higher net disbursements paid to non-
controlling interests, primarily to Newmont in relation to their interest in NGM, and higher dividends paid as a result of
our new dividend policy.

BARRICK SECOND QUARTER 2026	42	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we
may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve
these disputes favorably, it may have a material adverse
impact on our financial condition, cash flow and results of
operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts
that give rise to commitments for future minimum payments.
The following table summarizes the remaining contractual
maturities of our financial liabilities and operating and
capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/26
	2026	2027	2028	2029	2030	2031 and thereafter	Total
Debt[a]
Repayment of principal	0	0	0	0	0	4,630	4,630
Capital leases	7	16	9	6	4	29	71
Interest	141	280	279	278	278	2,381	3,637
Provisions for environmental rehabilitation[b]	200	120	88	83	67	1,820	2,378
Restricted share units	27	38	4	0	0	0	69
Pension benefits and other post-retirement benefits	3	5	5	4	4	72	93
Purchase obligations for supplies and consumables[c]	984	310	201	153	144	1,887	3,679
Capital commitments[d]	1,229	653	439	103	126	0	2,550
Social development costs[e]	67	33	16	8	2	54	180
Other obligations[f]	89	64	152	69	67	492	933
Total	2,747	1,519	1,193	704	692	11,365	18,220
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2026. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure supplies of consumables such as liquid natural gas, acid, tires and cyanide for our production process and spares for heavy mining equipment.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2031 and thereafter, related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton
Precious Metals Corp. due in 2039, the settlement of legacy legal matters in the Philippines related to Placer Dome Inc, the royalties, penalties and applicable interest on the amounts payable to the Government of Mali for the application of the 2023 Mining Code, and minimum royalty payments.

BARRICK SECOND QUARTER 2026	43	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2026	2026	2025	2025	2025	2025	2024	2024
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	5,292	5,218	5,997	4,148	3,681	3,130	3,645	3,368
Realized price/oz – gold[b]	4,417	4,823	4,177	3,457	3,295	2,898	2,657	2,494
Realized price/lb – copper[b]	6.15	5.79	5.42	4.39	4.36	4.51	3.96	4.27
Cost of sales	2,395	2,099	2,712	1,890	1,878	1,785	1,995	2,051
Net earnings	1,217	1,602	2,406	1,302	811	474	996	483
Per share (dollars)[c]	0.73	0.96	1.43	0.76	0.47	0.27	0.57	0.28
Adjusted net earnings[b]	1,363	1,648	1,754	982	800	603	794	529
Per share (dollars)[b,c]	0.82	0.98	1.04	0.58	0.47	0.35	0.46	0.30
Operating cash flow	1,704	2,554	2,726	2,422	1,329	1,212	1,392	1,180
Attributable operating cash flow[b]	1,119	1,968	1,966	1,911	929	1,042	1,263	887
Consolidated capital expenditures[d]	1,189	979	1,107	943	934	837	891	736
Free cash flow[b]	515	1,575	1,619	1,479	395	375	501	444
Attributable free cash flow[b]	141	1,213	1,060	1,154	212	411	505	304
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.
Our recent financial results reflect our emphasis on cost
discipline, an agile management structure that empowers
our site based leadership teams and a portfolio of Tier One
Gold Assets5. This, combined with the significant increase
in the gold price and ongoing strength in the copper price,
has resulted in strong cash flows over the past several
quarters. The positive operating cash flow generated has
allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet
and increase returns to shareholders.
In addition to the strength in metal prices, net
earnings have also been impacted by the following items in
each quarter, which have been excluded from adjusted net
earnings1.  In 2025, we recorded a net loss of $625 million
on the deconsolidation of Loulo-Gounkoto following the
change of control after it was placed under a temporary
provisional administration on June 16, 2025 and
subsequent accounting impact of regaining control on
December 16, 2025, which impacted Q2, Q3 and Q4 of
2025.  In addition, in Q4 2025, we recorded a gain on the
sale of our Hemlo gold mine ($545 million), our interest in
the Tongon gold mine ($134 million) and the Alturas project
($53 million). In Q2 2025, we recorded a net loss of $1,035
million on the deconsolidation of Loulo-Gounkoto following
the change of control after it was placed under a temporary
provisional administration on June 16, 2025, which was
partially offset by the recognition of our 80% equity
investment in Loulo-Gounkoto.  In addition, we recorded a
gain of $745 million on the sale of our 50% interest in the
Donlin Gold project.  In Q4 2024, we recorded non-current
asset impairment reversals of $655 million at Lumwana and
$437 million at Veladero. In addition, we recorded a
goodwill impairment of $484 million related to Loulo-
Gounkoto.
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and
maintaining adequate internal control over financial
reporting and disclosure controls and procedures as
defined in our 2025 annual MD&A.
Together, the internal control frameworks provide
internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all
misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate
because of changes in conditions, or that the degree of
compliance with policies or procedures may change.
There were no changes in our internal controls
over financial reporting during the three months ended
June 30, 2026 that have materially affected, or are
reasonably likely to materially affect, our internal controls over financial reporting.
Under the supervision and with the participation of
management, including the President and Chief Executive
Officer, and Senior Executive Vice-President, Chief
Financial Officer, management will continue to monitor and
evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and
procedures, and may make modifications from time to time
as considered necessary.

BARRICK SECOND QUARTER 2026	44	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection
of our critical accounting estimates with the Audit & Risk
Committee of the Board of Directors, and the Audit & Risk
Committee has reviewed the disclosure relating to such
estimates in conjunction with its review of this MD&A. The
accounting policies and methods we utilize determine how
we report our financial condition and results of operations, and they may require management to make estimates or
rely on assumptions about matters that are inherently
uncertain. The consolidated financial statements have been
prepared in accordance with IFRS. Our material accounting
policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in
accounting policies.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being
“critical” to the presentation of our financial condition and results of operations because they require us to make
subjective and/or complex judgments about matters that are
inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under
different conditions or using different assumptions and
estimates. Our significant accounting judgments, estimates
and assumptions, including our assessment of the impacts
following the loss of control of our Loulo-Gounkoto mine,
are disclosed in note 3 of the accompanying Financial
Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial measure
which excludes the following from net earnings:
■Impairment charges (reversals) related to
intangibles, goodwill, property, plant and
equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the
underlying operating performance of our core
mining business; and
■Tax effect and non-controlling interest of the above
items.
Management uses this measure internally to evaluate our
underlying operating performance for the reporting periods
presented and to assist with the planning and forecasting of future operating results. Management believes that
adjusted net earnings is a useful measure of our
performance because impairment charges, acquisition/
disposition gains/losses and significant tax adjustments do
not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The
tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s
share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal
purposes. Management’s internal budgets and forecasts
and public guidance do not reflect the types of items we
adjust for. Consequently, the presentation of adjusted net
earnings enables investors and analysts to better
understand the underlying operating performance of our
core mining business through the eyes of management.
Management periodically evaluates the components of
adjusted net earnings based on an internal assessment of
performance measures that are useful for evaluating the
operating performance of our business segments and a
review of the non-GAAP financial measures used by mining
industry analysts and other mining companies.
Adjusted net earnings is intended to provide
additional information only and does not have any
standardized definition under IFRS and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS. The
measures are not necessarily indicative of operating profit
or cash flow from operations as determined under IFRS.
Other companies may calculate these measures differently.
The following table reconciles these non-GAAP financial
measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2026	45	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Net earnings attributable to equity holders of the Company	1,217	1,602	811	2,819	1,285
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	(1)	—	—	(1)	4
Acquisition/disposition (gains) losses[b]	(10)	1	289	(9)	289
(Gain) loss on currency translation	14	20	(2)	34	—
Significant tax adjustments[c]	(6)	35	(35)	29	(50)
Other expense adjustments[d]	236	18	44	254	217
Non-controlling interest	(77)	(8)	(4)	(85)	(15)
Tax effect[e]	(10)	(20)	(303)	(30)	(327)
Adjusted net earnings	1,363	1,648	800	3,011	1,403
Net earnings per share[f]	0.73	0.96	0.47	1.69	0.75
Adjusted net earnings per share[f]	0.82	0.98	0.47	1.80	0.82
a.There were no significant impairment charges or reversals in the current period or prior periods.
b.Acquisition/disposition (losses) gains for Q2 2025 and YTD 2025 mainly relate to the net loss of $1,035 million on the deconsolidation of Loulo-Gounkoto following the change of control after it was placed under a temporary provisional administration on June 16, 2025 (refer to note 4 of the Financial Statements for further details), partially offset by the recognition of our investment in Loulo-Gounkoto.  This was offset by a gain of $745 million on the sale of our 50% interest in the Donlin Gold project.
c.Significant tax adjustments for Q2 2026 and YTD 2026 primarily include adjustments in respect of prior years, the re-measurement of current and deferred tax balances and the impact of uncertain tax positions. Significant tax adjustments for Q2 2025 and YTD 2025 include the re-measurement of deferred tax balances and adjustments in respect of prior years. The significant tax adjustments presented include the re-measurement of current and deferred tax balances and the impact of uncertain tax positions.
d.Other expense for Q2 2026 and YTD 2026 period mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023
Mining Code to Loulo-Gounkoto for 2024 and 2025 combined with the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, remobilization costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto, and also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.
e.Tax effect for Q2 2026 and YTD 2026 mainly relates to other expense adjustments. For Q2 2025 and YTD 2025 tax effect primarily relates to acquisition/
disposition losses (gains).
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
Free Cash Flow, Attributable Free Cash Flow and Attributable Operating Cash Flow
Free cash flow is a non-GAAP financial measure that
deducts capital expenditures from net cash provided by
operating activities. Attributable free cash flow starts with free cash flow and adds our attributable share of free cash
flow from our equity investees and subtracts the free cash
flow attributable to the non-controlling interests.
Management believes these to be useful indicators of our
ability to operate without reliance on additional borrowing or usage of existing cash.
Starting with our Q1 2026 MD&A, we are
presenting attributable operating cash flow. Attributable
operating cash flow starts with cash provided by operating
activities and adds our attributable share of cash provided
by operating activities from our equity investees and
subtracts the cash provided by operating activities
attributable to the non-controlling interests. Management
believes this to be a useful indicator of the amount of cash provided by operating activities to Barrick’s ownership
share.
Free cash flow, attributable free cash flow and
attributable operating cash flow are intended to provide
additional information only and do not have any
standardized definition under IFRS and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS. These
measures are not necessarily indicative of operating profit
or cash flow from operations as determined under IFRS.
Other companies may calculate these measures differently.
The following table reconciles these non-GAAP financial
measures to the most directly comparable IFRS measure.
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow, Attributable Free Cash Flow and
Attributable Operating Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Net cash provided by operating activities	1,704	2,554	1,329	4,258	2,541
Capital expenditures	(1,189)	(979)	(934)	(2,168)	(1,771)
Free cash flow (consolidated)	515	1,575	395	2,090	770
Free cash flow applicable to equity investees	113	330	66	443	222
Non-controlling interests	(487)	(692)	(249)	(1,179)	(557)
Attributable free cash flow	141	1,213	212	1,354	435
Attributable capital expenditures	978	755	717	1,733	1,348
Attributable operating cash flow	1,119	1,968	929	3,087	1,783

BARRICK SECOND QUARTER 2026	46	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures
depending on the nature of the expenditure.  Minesite
sustaining capital expenditures is the capital spending
required to support current production levels.  Project
capital expenditures represent the capital spending at new
projects and major, discrete projects at existing operations intended to increase net present value through higher
production or longer mine life.  Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound.
Classifying capital expenditures is intended to
provide additional information only and does not have any
standardized definition under IFRS, and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS. Other
companies may calculate these measures differently. The
following table reconciles these non-GAAP financial
measures to the most directly comparable IFRS measure.
Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Minesite sustaining capital expenditures	500	380	479	880	1,043
Project capital expenditures	654	570	439	1,224	708
Capitalized interest	35	29	16	64	20
Total consolidated capital expenditures	1,189	979	934	2,168	1,771
Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
TCC/oz and AISC/oz are non-GAAP financial measures
which are calculated based on the definition published by
the WGC (a market development organization for the gold
industry comprised of and funded by gold mining
companies from around the world, including Barrick). The
WGC is not a regulatory organization. Management uses
these measures to monitor the performance of our gold
mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall gold
operations basis.
TCC/oz starts with our cost of sales related to gold
production and removes depreciation, the non-controlling
interest of cost of sales and costs allocated to by-products.
AISC/oz starts with TCC/oz and includes sustaining capital
expenditures, sustaining leases, general and administrative
costs, minesite exploration and evaluation costs related to
the current mine plan and reclamation cost accretion and
amortization. These additional costs reflect the
expenditures made to maintain current production levels.
We believe that our use of TCC/oz and AISC/oz
will assist analysts, investors and other stakeholders of
Barrick in understanding the costs associated with
producing gold, understanding the economics of gold
mining, assessing our operating performance and also our
ability to generate free cash flow from the gold operations
portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these
items are depreciated, there can be a significant timing
difference between net earnings calculated in accordance
with IFRS and the amount of free cash flow that is being
generated by a mine and therefore we believe these
measures are useful non-GAAP operating metrics and
supplement our IFRS disclosures. These measures are not
representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend
payments. These measures do not include depreciation or
amortization.
TCC/oz and AISC/oz are intended to provide
additional information only and do not have standardized
definitions under IFRS and should not be considered in
isolation or as a substitute for measures of performance
prepared in accordance with IFRS. These measures are not
equivalent to net income or cash flow from operations as
determined under IFRS. Although the WGC has published a
standardized definition, other companies may calculate
these measures differently.
C1 cash costs/lb and AISC/lb are non-GAAP
financial measures related to our copper mine operations.
We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in
comparison to other copper producers who present results
on a similar basis. C1 cash costs/lb excludes royalties and
production taxes and non-routine charges as they are not
direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the
costs of copper production. We believe this measure
enables investors to better understand the operating
performance of the copper portion of our business as this
measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs,
sustaining capital expenditures, sustaining leases, general
and administrative costs, minesite exploration and
evaluation costs, royalties and production taxes,
reclamation cost accretion and amortization and write-
downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2026	47	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

($ millions, except per oz information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
COS applicable to gold production		2,109	1,874	1,676	3,983	3,244
Depreciation		(478)	(449)	(359)	(927)	(701)
Total cash costs applicable to equity method investments		130	128	101	258	210
Costs allocated to by-products		(128)	(119)	(64)	(247)	(124)
Other	a	(8)	(33)	11	(41)	16
Non-controlling interests	b	(484)	(409)	(411)	(893)	(775)
Total cash costs		1,141	992	954	2,133	1,870
General & administrative costs		31	39	39	70	81
Minesite exploration and evaluation costs	c	4	4	7	8	12
Minesite sustaining capital expenditures	d	500	380	479	880	1,043
Sustaining leases		2	6	7	8	15
Rehabilitation - accretion and amortization (operating sites)	e	17	16	16	33	33
Non-controlling interest, copper operations and other	f	(201)	(159)	(208)	(360)	(425)
All-in sustaining costs		1,494	1,278	1,294	2,772	2,629
Ounces sold - attributable basis (koz)	g	801	748	770	1,549	1,521
COS/oz	h,i	1,993	1,922	1,654	1,959	1,641
TCC/oz	i	1,426	1,327	1,239	1,378	1,229
AISC/oz	i	1,866	1,708	1,684	1,790	1,728

a.Other - Other adjustments mainly relate to treatment and refining charges.

b.Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $682 million and  $1,282 million for Q2 2026 and YTD 2026 respectively, (Q1 2026: $600 million; Q2 2025: $540 million, YTD 2025 $1,027 million ). Non-controlling interests include NGM, Pueblo Viejo,
Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 5 to the Financial Statements for further information.

c.Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

d.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

e.Rehabilitation—accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

f.Non-controlling interest and copper operations  - Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests related to NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments.  It also includes capital expenditures applicable to our equity method investment in Kibali.  The impact is summarized as the following:

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
General & administrative costs	(5)	(6)	(6)	(11)	(12)
Minesite exploration and evaluation expenses	(1)	(1)	(3)	(2)	(3)
Rehabilitation - accretion and amortization (operating sites)	(9)	(5)	(6)	(14)	(11)
Minesite sustaining capital expenditures	(186)	(147)	(193)	(333)	(399)
All-in sustaining costs total	(201)	(159)	(208)	(360)	(425)

g.Ounces sold - attributable basis - Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

h.COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold
(both on an attributable basis using Barrick's ownership share).

i.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2026	48	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per oz information in dollars)					For the three months ended 6/30/26
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Pueblo Viejo
COS applicable to gold production		524	381	221	104	1,232	304
Depreciation		(119)	(91)	(43)	(17)	(271)	(86)
Costs allocated to by-products		(8)	(2)	(2)	(68)	(80)	(34)
Other	c	(2)	0	0	9	7	0
Non-controlling interests		(152)	(111)	(67)	(11)	(341)	(74)
Total cash costs		243	177	109	17	547	110
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	0	2	0	1	4	0
Minesite sustaining capital expenditures	e	156	48	30	10	254	53
Sustaining capital leases		0	0	0	1	2	0
Rehabilitation - accretion and amortization (operating sites)	f	4	3	1	1	9	2
Non-controlling interests		(62)	(20)	(13)	(5)	(104)	(22)
All-in sustaining costs		341	210	127	25	712	143
Ounces sold - attributable basis (000s ounces)		173	104	82	27	386	108
COS/oz	g,h	1,856	2,267	1,657	2,343	1,961	1,683
TCC/oz	h	1,405	1,713	1,319	640	1,418	1,016
AISC/oz	h	1,971	2,028	1,552	917	1,843	1,322

($ millions, except per oz information in dollars)		For the three months ended 6/30/26
	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Bulyanhulu
COS applicable to gold production		95	44	254	133	117	100
Depreciation		(36)	(11)	(41)	(34)	(23)	(21)
Costs allocated to by-products		(6)	(1)	0	(1)	(1)	(13)
Other	c	0	0	(8)	0	0	1
Non-controlling interests		0	0	(41)	0	(15)	(11)
Total cash costs		53	32	164	98	78	56
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	1	0	0	0	0	0
Minesite sustaining capital expenditures	e	11	9	35	20	17	26
Sustaining capital leases		1	1	1	2	0	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	1	0	1	0
Non-controlling interests		0	0	(7)	0	(3)	(4)
All-in sustaining costs		67	42	194	120	93	78
Ounces sold - attributable basis (000s ounces)		45	23	86	71	37	45
COS/oz	g,h	2,098	1,899	2,352	1,873	2,736	1,854
TCC/oz	h	1,176	1,385	1,897	1,381	2,164	1,249
AISC/oz	h	1,487	1,811	2,240	1,702	2,577	1,748

BARRICK SECOND QUARTER 2026	49	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Pueblo Viejo
COS applicable to gold production		505	312	207	89	1,113	233
Depreciation		(125)	(81)	(46)	(15)	(267)	(67)
Costs allocated to by-products		(10)	(3)	(3)	(61)	(77)	(29)
Other	c	(1)	0	0	8	7	0
Non-controlling interests		(142)	(88)	(61)	(8)	(299)	(54)
Total cash costs		227	140	97	13	477	83
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	1	0	0	1	2	0
Minesite sustaining capital expenditures	e	142	52	21	8	228	58
Sustaining capital leases		0	0	0	0	0	0
Rehabilitation - accretion and amortization (operating sites)	f	3	4	1	1	9	2
Non-controlling interests		(56)	(22)	(8)	(4)	(92)	(24)
All-in sustaining costs		317	174	111	19	624	119
Ounces sold - attributable basis (000s ounces)		173	89	96	22	380	82
COS/oz	g,h	1,794	2,149	1,327	2,485	1,800	1,702
TCC/oz	h	1,315	1,569	1,011	574	1,255	1,019
AISC/oz	h	1,838	1,957	1,153	862	1,645	1,457

($ millions, except per oz information in dollars)		For the three months ended 3/31/26
	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Bulyanhulu
COS applicable to gold production		98	36	241	132	99	86
Depreciation		(36)	(7)	(38)	(33)	(21)	(18)
Costs allocated to by-products		(6)	0	0	(1)	(2)	(10)
Other	c	0	0	(38)	0	0	1
Non-controlling interests		0	0	(33)	0	(12)	(9)
Total cash costs		56	29	132	98	64	50
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	0	1	0	0	0	0
Minesite sustaining capital expenditures	e	11	8	0	11	9	23
Sustaining capital leases		0	0	0	3	0	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	0	0	1	0
Non-controlling interests		0	0	1	0	(2)	(3)
All-in sustaining costs		68	38	133	112	72	70
Ounces sold - attributable basis (000s ounces)		54	22	69	69	36	36
COS/oz	g,h	1,816	1,665	2,801	1,906	2,287	2,008
TCC/oz	h	1,037	1,346	1,918	1,418	1,758	1,379
AISC/oz	h	1,253	1,740	1,933	1,614	1,990	1,922

BARRICK SECOND QUARTER 2026	50	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)				For the three months ended 6/30/2025
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
COS applicable to gold production		429	294	216	92	1,031	58	267
Depreciation		(68)	(62)	(44)	(18)	(192)	(10)	(77)
Costs allocated to by-products		(1)	(1)	(1)	(34)	(37)	0	(11)
Other	c	0	0	0	6	6	0	0
Non-controlling interests		(138)	(89)	(66)	(18)	(312)	0	(72)
Total cash costs		222	142	105	28	496	48	107
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	4	2	0	1	7	0	0
Minesite sustaining capital expenditures	e	128	72	26	13	246	7	61
Sustaining capital leases		0	0	0	0	1	1	0
Rehabilitation - accretion and amortization (operating sites)	f	2	4	1	2	9	1	2
Non-controlling interests		(52)	(30)	(9)	(6)	(100)	0	(25)
All-in sustaining costs		304	190	123	38	659	57	145
Ounces sold - attributable basis (000s ounces)		166	107	75	28	376	32	93
COS/oz	g,h	1,589	1,687	1,761	2,033	1,685	1,837	1,715
TCC/oz	h	1,330	1,326	1,394	1,010	1,319	1,512	1,147
AISC/oz	h	1,826	1,774	1,621	1,376	1,749	1,766	1,552

($ millions, except per oz information in dollars)		For the three months ended 6/30/25
	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Tongon[j]	Bulyanhulu
COS applicable to gold production		82	32	—	108	84	74	64
Depreciation		(31)	(7)	—	(32)	(19)	(6)	(14)
Costs allocated to by-products		(2)	0	—	(1)	(2)	0	(7)
Other	c	0	0	—	0	0	0	1
Non-controlling interests		0	0	—	0	(9)	(7)	(7)
Total cash costs		49	25	—	75	54	61	37
General & administrative costs		0	0	—	0	0	0	0
Minesite exploration and evaluation costs	d	2	1	—	0	0	0	0
Minesite sustaining capital expenditures	e	34	8	—	10	11	4	25
Sustaining capital leases		1	1	—	3	0	0	0
Rehabilitation - accretion and amortization (operating sites)	f	0	0	—	0	1	2	1
Non-controlling interests		0	0	—	0	(2)	(1)	(4)
All-in sustaining costs		86	35	—	88	64	66	59
Ounces sold - attributable basis (000s ounces)		67	24	—	69	50	28	31
COS/oz	g,h	1,234	1,354	—	1,565	1,430	2,397	1,722
TCC/oz	h	751	1,041	—	1,094	1,073	2,204	1,189
AISC/oz	h	1,295	1,406	—	1,273	1,292	2,390	1,885

BARRICK SECOND QUARTER 2026	51	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)		For the six months ended 6/30/2026
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Pueblo Viejo
COS applicable to gold production		1,029	693	428	193	2,345	537
Depreciation		(244)	(172)	(89)	(32)	(538)	(153)
Costs allocated to by-products		(18)	(5)	(5)	(129)	(157)	(63)
Other	c	(3)	0	0	17	14	0
Non-controlling interests		(294)	(199)	(128)	(19)	(640)	(128)
Total cash costs		470	317	206	30	1,024	193
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	1	2	0	2	6	0
Minesite sustaining capital expenditures	e	298	100	51	18	482	111
Sustaining capital leases		0	0	0	1	2	0
Rehabilitation - accretion and amortization (operating sites)	f	7	7	2	2	18	4
Non-controlling interests		(118)	(42)	(21)	(9)	(196)	(46)
All-in sustaining costs		658	384	238	44	1,336	262
Ounces sold - attributable basis (000s ounces)		346	193	178	49	766	190
COS/oz	g,h	1,825	2,213	1,479	2,407	1,881	1,691
TCC/oz	h	1,360	1,647	1,153	611	1,337	1,018
AISC/oz	h	1,904	1,995	1,337	892	1,745	1,380

($ millions, except per oz information in dollars)		For the six months ended 6/30/2026
	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Bulyanhulu
COS applicable to gold production		193	80	495	265	216	186
Depreciation		(72)	(18)	(79)	(67)	(44)	(39)
Costs allocated to by-products		(12)	(1)	0	(2)	(3)	(23)
Other	c	0	0	(46)	0	0	2
Non-controlling interests		0	0	(74)	0	(27)	(20)
Total cash costs		109	61	296	196	142	106
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	d	1	1	0	0	0	0
Minesite sustaining capital expenditures	e	22	17	35	31	26	49
Sustaining capital leases		1	1	2	5	0	0
Rehabilitation - accretion and amortization (operating sites)	f	2	0	1	0	2	0
Non-controlling interests		0	0	(7)	0	(5)	(7)
All-in sustaining costs		135	80	327	232	165	148
Ounces sold - attributable basis (000s ounces)		99	45	155	140	73	81
COS/oz	g,h	1,945	1,786	2,551	1,889	2,511	1,923
TCC/oz	h	1,101	1,366	1,906	1,399	1,961	1,307
AISC/oz	h	1,360	1,777	2,104	1,659	2,283	1,826

BARRICK SECOND QUARTER 2026	52	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per oz information in dollars)		For the six months ended 06/30/2025
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
COS applicable to gold production		830	535	419	171	1,956	125	504
Depreciation		(130)	(119)	(91)	(35)	(375)	(20)	(152)
Costs allocated to by-products		(3)	(2)	(2)	(67)	(74)	0	(23)
Other	c	0	0	0	12	12	0	0
Non-controlling interests		(268)	(159)	(126)	(31)	(585)	0	(132)
Total cash costs		429	255	200	50	934	105	197
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	5	3	0	1	10	0	0
Minesite sustaining capital expenditures	e	381	124	48	23	586	15	120
Sustaining capital leases		0	0	0	0	1	2	0
Rehabilitation - accretion and amortization (operating sites)	f	5	8	2	4	19	1	3
Non-controlling interests		(151)	(52)	(18)	(11)	(236)	0	(48)
All-in sustaining costs		669	338	232	67	1,314	123	272
Ounces sold - attributable basis (000s ounces)		308	203	153	57	721	71	169
COS/oz	g,h	1,649	1,618	1,682	1,856	1,665	1,779	1,781
TCC/oz	h	1,390	1,253	1,310	876	1,295	1,482	1,166
AISC/oz	h	2,169	1,662	1,513	1,190	1,821	1,725	1,605

($ millions, except per oz information in dollars)		For the six months ended 06/30/2025
	Footnote	Veladero	Porgera	Loulo- Gounkoto[i]	Kibali	North Mara	Tongon[j]	Bulyanhulu
COS applicable to gold production		161	68	—	221	186	144	141
Depreciation		(56)	(14)	—	(64)	(40)	(12)	(30)
Costs allocated to by-products		(3)	0	—	(1)	(3)	0	(14)
Other	c	0	0	—	0	0	0	2
Non-controlling interests		0	0	—	0	(22)	(14)	(16)
Total cash costs		102	54	—	156	121	118	83
General & administrative costs		0	0	—	0	0	0	0
Minesite exploration and evaluation costs	d	3	1	—	0	0	0	0
Minesite sustaining capital expenditures	e	67	14	—	22	32	7	53
Sustaining capital leases		1	1	—	5	0	0	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	—	0	2	4	1
Non-controlling interests		0	0	—	0	(5)	(1)	(9)
All-in sustaining costs		174	70	—	183	150	128	128
Ounces sold - attributable basis (000s ounces)		135	45	—	136	118	57	69
COS/oz	g,h	1,187	1,503	—	1,627	1,330	2,272	1,718
TCC/oz	h	752	1,179	—	1,152	1,022	2,084	1,201
AISC/oz	h	1,283	1,535	—	1,348	1,272	2,264	1,856

a.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge and Phoenix and non-mine site related activity.

b.On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025.  Accordingly, operating and financial results provided are up to the closing date.

c.Other - Other adjustments at Carlin include the removal of TCC associated with Emigrant, which is producing incidental ounces.

d.Exploration and evaluation costs - Exploration, evaluation and project expenses are included in AISC if they support current mine operations.

e.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.

f.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold
(both on an attributable basis using Barrick's ownership share).

h.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

i.As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025. On November 24, 2025, Barrick announced that an agreement had been entered into with the

BARRICK SECOND QUARTER 2026	53	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.

j.On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million.  The transaction closed on December 1, 2025.  Accordingly, operating and financial results provided are up to the closing date.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per lb information in dollars)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Cost of sales	280	217	193	497	401
Depreciation/amortization	(71)	(43)	(68)	(114)	(128)
Treatment and refinement charges	49	35	40	84	82
C1 cash costs applicable to equity method investments	95	95	84	190	174
Less: royalties	(43)	(30)	(25)	(73)	(46)
Costs allocated to by-products	(15)	(18)	(12)	(33)	(17)
C1 cash costs of sales	295	256	212	551	466
General & administrative costs	6	6	8	12	16
Rehabilitation - accretion and amortization	1	1	3	2	4
Royalties	43	30	25	73	46
Minesite exploration and evaluation costs	3	2	1	5	3
Minesite sustaining capital expenditures	120	66	90	186	147
Sustaining leases	2	1	2	3	5
All-in sustaining costs	470	362	341	832	687
Tonnes sold - attributable basis (thousands of tonnes)	54	45	54	99	105
Pounds sold - attributable basis (millions pounds)	119	99	118	218	231
COS/lba,b	3.39	3.41	2.56	3.40	2.74
C1 cash costs per pound[a]	2.47	2.57	1.80	2.52	2.02
AISC/lba	3.95	3.67	2.90	3.82	2.98
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per lb information in dollars)			For the three months ended
	6/30/26			3/31/26			6/30/25
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	96	280	27	89	217	31	75	194	33
Depreciation/amortization	(22)	(71)	(6)	(20)	(43)	(6)	(18)	(69)	(6)
Treatment and refinement charges	0	50	(1)	0	35	0	0	39	1
Less: royalties	(1)	(43)	0	(1)	(30)	0	0	(25)	0
Costs allocated to by-products	0	(6)	(9)	0	(4)	(13)	0	(4)	(8)
Other	0	0	0	0	0	0	0	0	0
C1 cash costs of sales	73	210	11	68	175	12	57	135	20
Rehabilitation - accretion and amortization	0	1	0	0	1	0	1	1	0
Royalties	1	43	0	1	30	0	0	25	0
Minesite exploration and evaluation costs	3	0	0	2	0	0	1	0	0
Minesite sustaining capital expenditures	30	87	2	20	45	2	10	78	2
Sustaining leases	1	0	1	1	0	0	1	0	1
Inventory write-downs	0	0	0	0	0	0	0	0	0
All-in sustaining costs	108	341	14	92	251	14	70	239	23
Tonnes sold - attributable basis (thousands of tonnes)	9	40	5	8	30	7	7	39	8
Pounds sold - attributable basis (millions of pounds)	20	89	10	18	66	15	17	85	16
COS/lba,b	4.89	3.14	2.63	4.87	3.31	2.07	4.59	2.25	2.11
C1 cash costs/lba	3.71	2.35	1.08	3.70	2.67	0.79	3.46	1.58	1.29
AISC/lba	5.50	3.83	1.42	5.02	3.83	0.94	4.34	2.79	1.46

BARRICK SECOND QUARTER 2026	54	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per lb information in dollars)			For the six months ended
	6/30/26			6/30/25
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	185	497	58	163	402	66
Depreciation/amortization	(42)	(114)	(12)	(42)	(129)	(13)
Treatment and refinement charges	0	85	(1)	0	78	4
Less: royalties	(2)	(73)	0	0	0	0
By-product credits	0	(10)	(22)	0	(4)	(13)
Other	0	0	0	0	0	0
C1 cash costs	141	385	23	121	301	44
Rehabilitation - accretion and amortization	0	2	0	1	2	0
Royalties	0	73	0	0	0	0
Minesite exploration and evaluation costs	5	0	0	3	0	0
Minesite sustaining capital expenditures	50	132	4	15	128	4
Sustaining leases	2	0	1	3	1	1
All-in sustaining costs	200	592	28	143	478	49
Tonnes sold - attributable basis (thousands of tonnes)	17	70	12	17	73	15
Pounds sold - attributable basis (millions pounds)	38	155	25	38	160	33
COS/lba,b	4.88	3.21	2.30	4.32	2.51	2.03
C1 cash cost/lba	3.71	2.49	0.90	3.20	1.88	1.36
AISC/lba	5.27	3.83	1.13	3.79	2.98	1.51
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2026	55	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
EBITDA,  Adjusted EBITDA, Attributable Adjusted EBITDA, Attributable Adjusted EBITDA Margin and Net Leverage
EBITDA is a non-GAAP financial measure, which excludes
the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.
Management believes that EBITDA is a valuable indicator
of our ability to generate liquidity by producing operating
cash flow to fund working capital needs, service debt
obligations, and fund capital expenditures. Management
uses EBITDA for this purpose. EBITDA is also frequently
used by investors and analysts for valuation purposes
whereby EBITDA is multiplied by a factor or “EBITDA
multiple” that is based on an observed or inferred
relationship between EBITDA and market values to
determine the approximate total enterprise value of a
company.
Starting with this MD&A, we have renamed
attributable EBITDA and attributable EBITDA margin to
attributable adjusted EBITDA and attributable adjusted
EBITDA margin, respectively.  There is no change in the
way these measures are calculated.
Adjusted EBITDA removes the effect of
impairment charges; acquisition/disposition gains/losses;
foreign currency translation gains/losses; and other
expense adjustments.  We also remove the impact of
income tax expense, finance costs, finance income and
depreciation incurred in our equity method accounted
investments.  Attributable Adjusted EBITDA further removes
the non-controlling interest portion.  We believe these items provide a greater level of consistency with the adjusting
items included in our adjusted net earnings reconciliation,
with the exception that these amounts are adjusted to
remove any impact on finance costs/income, income tax
expense and/or depreciation as they do not affect EBITDA.
We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better
understanding our ability to generate liquidity from our
attributable business, including equity method investments,
by excluding these amounts from the calculation as they
are not indicative of the performance of our core mining
business and do not necessarily reflect the underlying
operating results for the periods presented.  Additionally, it is aligned with how we present our forward-looking
guidance on gold ounces and copper pounds produced.
Attributable adjusted EBITDA margin is calculated
as attributable adjusted EBITDA divided by revenues - as
adjusted.  We believe this ratio will assist analysts,
investors and other stakeholders of Barrick to better
understand the relationship between revenues and EBITDA
or operating profit.
Net leverage is calculated as debt, net of cash
divided by the sum of adjusted EBITDA of the last four
consecutive quarters.  We believe this ratio will assist
analysts, investors and other stakeholders of Barrick in
monitoring our leverage and evaluating our balance sheet.
EBITDA, adjusted EBITDA, attributable adjusted
EBITDA, attributable adjusted EBITDA margin and net
leverage are intended to provide additional information to
investors and analysts and do not have any standardized
definition under IFRS, and should not be considered in
isolation or as a substitute for measures of performance
prepared in accordance with IFRS. EBITDA, adjusted
EBITDA and attributable adjusted EBITDA exclude the
impact of cash costs of financing activities and taxes, and
the effects of changes in operating working capital
balances, and therefore are not necessarily indicative of
operating profit or cash flow from operations as determined
under IFRS. Other companies may calculate EBITDA,
adjusted EBITDA, attributable adjusted EBITDA,
attributable adjusted EBITDA margin and net leverage
differently.
Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable Adjusted EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25
Net earnings	1,892	2,481	1,256	4,373	2,037
Income tax expense	732	747	102	1,479	380
Finance costs, net[a]	6	19	36	25	75
Depreciation	555	500	436	1,055	847
EBITDA	3,185	3,747	1,830	6,932	3,339
Impairment charges of non-current assets[b]	(1)	0	0	(1)	4
Acquisition/disposition losses (gains)[c]	(10)	1	289	(9)	289
(Gain) loss on currency translation	14	20	(2)	34	0
Other expense adjustments[d]	236	18	44	254	217
Income tax expense, net finance costs[a] and depreciation from equity investees	204	148	156	352	297
Adjusted EBITDA	3,628	3,934	2,317	7,562	4,146
Non-controlling Interests	(1,083)	(1,173)	(627)	(2,256)	(1,095)
Attributable adjusted EBITDA	2,545	2,761	1,690	5,306	3,051
Revenues - as adjusted[e]	4,267	4,181	3,050	8,448	5,735
Attributable adjusted EBITDA margin[f]	60%	66%	55%	63%	53%
	As at 6/30/26	As at 12/31/25	As at 6/30/25	As at 6/30/26	As at 12/31/25
Net leverage[g]	-0.1:1	-0.2:1	0.0:1	-0.1:1	-0.2:1
a.Finance costs exclude accretion.
b.There were no significant impairment charges or reversals in the current period or prior periods.
c.Acquisition/disposition gains for Q4 2025 relate to gain on sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project.  Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025.
d.Other expense for Q2 2026 and YTD 2026 period mainly related to additional royalties, penalties and interest related to the retrospective application of the 2023
Mining Code to Loulo-Gounkoto for 2024 and 2025 combined with the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto, remobilization costs at Mali, legal and consulting costs related to our North America IPO project and revaluation of contingent consideration for Hemlo. Other expense adjustments for the 2025 periods mainly relate to reduced operation costs at Loulo-Gounkoto, and also include the signing of agreements to settle legacy legal matters in the Philippines related to Placer Dome Inc.
e.Refer to Reconciliation of Sales to Realized Price per oz/pound on page 56 of this MD&A.
f.Represents attributable adjusted EBITDA divided by revenues - as adjusted.
g.Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK SECOND QUARTER 2026	56	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which
excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue
relating to our streaming arrangements.
We believe this provides investors and analysts with a more
accurate measure with which to compare to market gold
and copper prices and to assess our gold and copper sales
performance. For those reasons, management believes that
this measure provides a more accurate reflection of our
Company’s past performance and is a better indicator of its
expected performance in future periods.
The realized price measure is intended to provide
additional information, and does not have any standardized
definition under IFRS and should not be considered in
isolation or as a substitute for measures of performance
prepared in accordance with IFRS. The measure is not
necessarily indicative of sales as determined under IFRS.
Other companies may calculate this measure differently.
The following table reconciles realized prices to the most
directly comparable IFRS measure.
Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per oz/lb information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/26	3/31/26	6/30/25	6/30/26	3/31/26	6/30/25	6/30/26	6/30/25	6/30/26	6/30/25
Sales	4,665	4,756	3,280	499	343	337	9,421	6,046	842	641
Sales applicable to non-controlling interests	(1,553)	(1,591)	(1,054)	0	0	0	(3,144)	(1,902)	0	0
Sales applicable to equity method investments[a,b]	416	446	306	182	196	135	862	558	378	299
Sales applicable to sites in closure or care and maintenance[c]	(2)	(13)		0	0	0	(15)	(2)	0	0
Treatment and refinement charges	11	9	7	49	35	40	20	13	84	82
Other[d]	0	0	0	0	0	0	0	0	0	0
Revenues – as adjusted	3,537	3,607	2,538	730	574	512	7,144	4,713	1,304	1,022
Ounces/pounds sold (koz/Mlb)[c]	801	748	770	119	99	118	1,549	1,521	218	231
Realized gold/copper price per oz/lbe	4,417	4,823	3,295	6.15	5.79	4.36	4,613	3,099	5.99	4.43
a.Represents sales of $313 million for Q2 2026 and YTD 2026 $654 million (Q1 2026: $341 million; Q2 2025: $226 million; YTD 2025: $417 million) applicable to our 45% equity method investment in Kibali and $103 million for Q2 2026  and YTD 2026 $208 million (Q1 2026: $105 million; Q2 2025: $80 million; YTD 2025
$141 million) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $123 million for Q2 2026 and YTD 2026 $233 million
(Q1 2026: $110 million; Q2 2025: $71 million; YTD 2025: $166 million) applicable to our 50% equity method investment in Zaldívar and $60 million and $146 million  respectively (Q1 2026: $86 million; Q2 2025: $65 million; YTD 2025: $137 million), applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.On an attributable basis.  Excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements.  Refer to note 2e of the 2025 Annual Financial Statements for more information.
e.Realized price per oz/lb may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2026	57	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Richard Peattie, MPhil,
FAusIMM, Chief Technical Officer; Sam Baldwin, Vice President Geology, MSc, MAIG; Joel Holliday, FAusIMM, Executive Vice
President, Exploration; and Jesse Clark, BSc (Hons), MSc, RM SME, Vice President, Geology;  – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 –
Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2025.
Endnotes

1Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 44 to 56 of this MD&A.
2Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance)
divided by ounces sold (both on an attributable basis using Barrick's ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
References to attributable basis means our 100% share of Hemlo (prior to its divestiture in Q4 2025) and Lumwana, our
61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon (prior to its divestiture in Q4 2025), our 84% share of North Mara and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal
Sayid, our 24.5% share of Porgera and our 45% share of Kibali.
3Total reportable incident frequency rate ("TRIFR") is a ratio calculated as follows:  number of reportable injuries x 1,000,000 hours divided by the total number of hours worked.  Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries.  Lost time injury frequency rate ("LTIFR") is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
4Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
5A Tier One Gold Asset is an asset with a $1,500/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with projected costs per ounce in the lower half of the industry cost curve.  A Tier One
Copper Asset/Project is an asset with a $3.25/lb reserve with potential for +5Mt contained copper in support at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve.  Tier One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.
6Fourmile production and economic metrics are based upon a preliminary economic assessment, using 2024 mineral resources only and August 2025 Long Term Consensus Gold Price of $2,585/oz. These metrics are conceptual in nature because they include inferred mineral resources that are considered too speculative to have the considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.
7Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December
31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.
8Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.
9Refer to the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated December 31, 2025, and filed on
SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 27, 2026.
10Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated December 31, 2024, and filed on
SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.
11Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated December 31, 2024, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK SECOND QUARTER 2026	58	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
12Q2 2026 Porfiada, Lama District, Argentina Interceptsabc

Drill Results from Q1 2026
						Including

Drill Hole[b]	Azimuth	Dip	Interval (m)	True Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
DDH-POR-11Ad	250	-65	61-72	11.0	0.32	—	—	—
DDH-POR-11Ad	250	-65	125-129.5	4.5	0.38	—	—	—
DDH-POR-11Ad	250	-65	252-269	17.0	0.53	—	—	—
DDH-POR-11Ad	250	-65	292.5-356	63.5	0.50	340.4-356	15.6	0.90
DDH-POR-12[d]	245	-60	282-380.5	98.5	0.59	304.5-325	20.5	1.32
						332.5-340.5	8	1.00
a.All intercepts calculated using a 0.25 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than
20% total width.
b.No internal dilution applied.
c.Porfiada drill hole nomenclature: Drill system Diamond Drill Hole (DDH), Project Name (POR = Porfiada) followed by hole number
d.True width of intercepts are estimated using the core axis and are uncertain at this stage.
e.Drill method is diamond drilling

The drilling results for Porfiada contained in this MD&A have been prepared in accordance with National Instrument 43-101 –
Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by the laboratory at our
Veladero mine. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory.
The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Argenta
Block conform to industry accepted quality control methods.
13Q2 2026 Turquoise Ridge Significant Interceptsa

Dune Results

				Estimated
Core Drill Hole[b]	Azimuth	Dip	Interval (m)	True Width (m)[c]	Au (g/t)
TUM-26024	91	-11	86.3-91.4	5.2	14.02
			95.4-133.8	38.4	8.15
			183.8-223.1	33.5	16.98
			292.0-308.5	16.5	10.16
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20%
total width.
b.Drill hole nomenclature: TUM Project area Turquoise Ridge Underground, the year (26 for 2026) followed by the hole number.
c.True True width of intercepts are uncertain at this stage.
The drilling results for Turquoise Ridge contained in this presentation have been prepared in accordance with National
Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by
ALS Minerals, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Turquoise Ridge conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2026	59	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Income

Barrick Mining Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue (notes 5 and 6)	$5,292	$3,681	$10,510	$6,811
Costs and expenses (income)
Cost of sales (notes 5 and 7)	2,395	1,878	4,494	3,663
General and administrative expenses	31	39	70	81
Exploration, evaluation and project expenses	134	82	250	136
Impairment (reversals) charges	(1)	—	(1)	4
Loss (gain) on currency translation	14	(2)	34	—
Closed mine rehabilitation	15	(8)	12	11
Income from equity investees (note 12)	(155)	(77)	(471)	(144)
Other expense (note 9)	209	353	205	523
Income before finance costs and income taxes	$2,650	$1,416	$5,917	$2,537
Finance costs, net	(26)	(58)	(65)	(120)
Income before income taxes	$2,624	$1,358	$5,852	$2,417
Income tax expense (note 10)	(732)	(102)	(1,479)	(380)
Net income	$1,892	$1,256	$4,373	$2,037
Attributable to:
Equity holders of Barrick Mining Corporation	$1,217	$811	$2,819	$1,285
Non-controlling interests (note 16)	$675	$445	$1,554	$752

Earnings per share attributable to the equity holders of Barrick Mining Corporation (note 8)
Net income
Basic	$0.73	$0.47	$1.69	$0.75
Diluted	$0.73	$0.47	$1.69	$0.75
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2026	60	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Mining Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income	$1,892	$1,256	$4,373	$2,037
Other comprehensive income, net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	335	—	151	—
Realized losses on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	18	—	60	—
Items that will not be reclassified to profit or loss:
Actuarial loss on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	(1)	—	(2)
Net unrealized change on equity investments, net of tax $6, $(1), $6 and $(1)	(1)	12	(41)	17
Net realized change on equity investments, net of tax $(8), $nil, $(9) and $nil	(8)	—	51	—
Total other comprehensive income	344	11	221	15
Total comprehensive income	$2,236	$1,267	$4,594	$2,052
Attributable to:
Equity holders of Barrick Mining Corporation	$1,561	$822	$3,040	$1,300
Non-controlling interests	$675	$445	$1,554	$752
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2026	61	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Mining Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
OPERATING ACTIVITIES
Net income	$1,892	$1,256	$4,373	$2,037
Adjustments for the following items:
Depreciation	555	436	1,055	847
Finance costs, net	26	58	65	120
Impairment (reversals) charges	(1)	—	(1)	4
Income tax expense (note 10)	732	102	1,479	380
Income from equity investees (note 12)	(155)	(77)	(471)	(144)
Gain on sale of non-current assets (note 9)	(10)	(745)	(9)	(745)
Loulo-Gounkoto (note 4 and 9)	210	1,035	210	1,035
Loss (gain) on currency translation	14	(2)	34	—
Change in working capital (note 11)	(379)	(129)	(681)	(234)
Other operating activities (note 11)	(114)	(103)	(370)	(112)
Operating cash flows before interest and income taxes	2,770	1,831	5,684	3,188
Interest paid	(92)	(114)	(141)	(139)
Interest received	50	37	105	83
Income taxes paid[1]	(1,024)	(425)	(1,390)	(591)
Net cash provided by operating activities	1,704	1,329	4,258	2,541
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(1,189)	(934)	(2,168)	(1,771)
Sales proceeds	6	2	8	2
Divestitures	41	999	37	999
Income taxes paid on divestitures	(7)	(87)	(7)	(87)
Investment sales	—	—	110	—
Funding of equity method investments (note 12)	(2)	—	(2)	—
Dividends received from equity method investments (note 12)	167	53	277	91
Shareholder loan repayments from equity method investments	84	53	231	113
Net cash provided by (used in) investing activities	(900)	86	(1,514)	(653)
FINANCING ACTIVITIES
Lease repayments	(5)	(14)	(10)	(17)
Debt repayments	(47)	(2)	(47)	(2)
Dividends	(288)	(170)	(985)	(342)
Share buyback program (note 15)	(1,209)	(268)	(1,209)	(411)
Funding from Reko Diq non-controlling interests (note 16)	71	44	193	127
Disbursements to non-controlling interests (note 16)	(562)	(324)	(1,488)	(532)
Pueblo Viejo JV partner shareholder loan	32	13	23	17
Net cash used in financing activities	(2,008)	(721)	(3,523)	(1,160)
Effect of exchange rate changes on cash and equivalents	—	—	—	—
Net increase (decrease) in cash and equivalents	(1,204)	694	(779)	728
Cash and equivalents at the beginning of period	7,131	4,108	6,706	4,074
Cash and equivalents at the end of period	$5,927	$4,802	$5,927	$4,802
1Income taxes paid excludes $54 million (Q2 2025: $58 million) for Q2 2026 and $74 million (YTD 2025: $75 million) for YTD 2026 of income taxes payable that were settled against offsetting value added tax (“VAT”) receivables.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2026	62	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Mining Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2026	2025 (Revised)¹
ASSETS
Current assets
Cash and equivalents	$5,927	$6,706
Accounts receivable	856	803
Inventories	2,090	2,070
Other current assets	781	652
Total current assets	$9,654	$10,231
Non-current assets
Non-current portion of inventory	2,829	2,792
Equity in investees (note 12)	4,242	4,216
Property, plant and equipment	30,471	29,351
Intangible assets	148	148
Goodwill	3,034	3,034
Deferred income tax assets	32	43
Other assets	1,939	1,841
Total assets	$52,349	$51,656
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$2,084	$1,907
Debt	15	56
Current income tax liabilities	571	842
Other current liabilities	533	912
Total current liabilities	$3,203	$3,717
Non-current liabilities
Debt	4,667	4,647
Provisions	1,815	1,846
Deferred income tax liabilities	4,378	3,909
Other liabilities	1,436	1,621
Total liabilities	$15,499	$15,740
Equity
Capital stock (note 15)	$26,367	$26,834
Retained earnings (deficit)	582	(1,243)
Accumulated other comprehensive loss	(52)	(273)
Other	409	1,166
Total equity attributable to Barrick Mining Corporation shareholders	$27,306	$26,484
Non-controlling interests (note 16)	9,544	9,432
Total equity	$36,850	$35,916
Contingencies and commitments (notes 5 and 17)
Total liabilities and equity	$52,349	$51,656
1.2025 figures have been revised to reflect an update to the provisional purchase price allocation relating to Loulo-Gounkoto.  Refer to note 4 for further details.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2026	63	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Mining Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2026 (Revised)[3]	1,675,360	$26,834	($1,243)	($273)	$1,166	$26,484	$9,432	$35,916
Net income	—	—	2,819	—	—	2,819	1,554	4,373
Total other comprehensive income	—	—	—	221	—	221	—	221
Total comprehensive income	—	—	2,819	221	—	3,040	1,554	4,594
Transactions with owners
Dividends	—	—	(985)	—	—	(985)	—	(985)
Funding from non-controlling interests (note 16)	—	—	—	—	—	—	193	193
Disbursements to non- controlling interests (note 16)	—	—	—	—	—	—	(1,635)	(1,635)
Dividend reinvestment plan (note 15)	219	9	(9)	—	—	—	—	—
Share buyback program	(29,695)	(476)	—	—	(757)	(1,233)	—	(1,233)
Total transactions with owners	(29,476)	(467)	(994)	—	(757)	(2,218)	(1,442)	(3,660)
At June 30, 2026	1,645,884	$26,367	$582	($52)	$409	$27,306	$9,544	$36,850

At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
Net income	—	—	1,285	—	—	1,285	752	2,037
Total other comprehensive income	—	—	—	15	—	15	—	15
Total comprehensive income	—	—	1,285	15	—	1,300	752	2,052
Transactions with owners
Dividends	—	—	(342)	—	—	(342)	—	(342)
Loulo-Gounkoto loss of control (note 4)	—	—	—	—	—	—	(686)	(686)
Funding from non-controlling interests	—	—	—	—	—	—	127	127
Disbursements to non- controlling interests	—	—	—	—	—	—	(564)	(564)
Dividend reinvestment plan	86	2	(2)	—	—	—	—	—
Share buyback program	(21,192)	(340)	—	—	(79)	(419)	—	(419)
Total transactions with owners	(21,106)	(338)	(344)	—	(79)	(761)	(1,123)	(1,884)
At June 30, 2025	1,705,994	$27,323	($4,328)	$48	$1,786	$24,829	$8,595	$33,424
1Includes cumulative translation losses as at June 30, 2026: $95 million (December 31, 2025: $95 million; June 30, 2025: $95 million).
2Includes additional paid-in capital as at June 30, 2026: $371 million (December 31, 2025: $1,128 million; June 30, 2025: $1,748 million).
3Figures have been revised to reflect an update to the provisional purchase price allocation recorded in the fourth quarter of 2025 relating to Loulo-Gounkoto.  Refer to note 4 for further details.
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2026	64	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.
1 ■ Corporate Information

Barrick Mining Corporation (“Barrick”, “we” or the
“Company”) is a corporation governed by the Business
Corporations Act (British Columbia). The Company’s
corporate office is located at Brookfield Place, TD Canada
Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario,
M5J 2S1. The Company’s registered office is 925 West
Georgia Street, Suite 1600, Vancouver, British Columbia,
V6C 3L2. Barrick shares trade on the New York Stock
Exchange under the symbol B and the Toronto Stock
Exchange under the symbol ABX. We are principally
engaged in the production and sale of gold and copper, as
well as related activities such as exploration and mine
development. We sell our gold and copper into the world
market.
We have ownership interests in producing gold
mines that are located in Argentina, the Democratic
Republic of the Congo, the Dominican Republic, Mali,
Papua New Guinea, Tanzania and the United States. We
have ownership interests in producing copper mines in
Chile, Saudi Arabia and Zambia. We also have various
projects located throughout the Americas, Asia and Africa.
2 ■  Material Accounting Policy Information

a)    Statement of Compliance
These condensed interim consolidated financial statements
have been prepared in accordance with IFRS Accounting
Standards as issued by the International Accounting
Standards Board (“IASB”) applicable to the preparation of
interim financial statements, under International Accounting
Standard 34, Interim Financial Reporting. These interim
financial statements should be read in conjunction with
Barrick’s most recently issued Annual Report, which
includes information necessary or useful to understanding
the Company’s business and financial statement
presentation. In particular, the Company’s material
accounting policy information was presented in Note 2 of
the Annual Consolidated Financial Statements for the year
ended December 31, 2025 ("2025 Annual Financial
Statements"), and have been consistently applied in the
preparation of these interim financial statements. These
condensed interim consolidated financial statements were
authorized for issuance by the Board of Directors on August
10, 2026.
b)   New Accounting Standards Issued
Certain new accounting standards and interpretations have
been published that are either applicable in the current year or not mandatory for the current period. We have assessed
these standards and determined they do not have a
material impact on Barrick in the current reporting period. In particular, the following standards have been issued by the
IASB.
■Amendments to the Classification and Measurement of
Financial Instruments (IFRS 9 and IFRS 7) with
mandatory application of the standard in annual
reporting periods beginning on or after January 1,
2026.  The amendment clarifies the date of recognition
and derecognition of some financial assets and
liabilities, and updates the disclosures for equity
instruments designated at fair value through other
comprehensive income.  This did not have a material
impact on the financial statements.
■IFRS 18 Presentation and Disclosure in Financial
Statements with mandatory application of the standard
in annual reporting periods beginning on or after
January 1, 2027.  Even though IFRS 18 will not impact
the recognition or measurement of items in the
financial statements, it will impact presentation and
disclosure of certain aspects of the financial statements
including management-defined performance measures
(MPM) within the financial statements.  We are
currently assessing the detailed implications of
applying the new standard on the financial statements.
Based on our preliminary assessment, items of income
and expenses in the statement of income will be
grouped into new categories resulting in new subtotals
and/or line items being presented and changes in how
certain existing subtotals are calculated; operating
profit will be the starting point for determining cash
flows from operating activities instead of net income
and interest paid will be presented as financing cash
flows and interest received as investing cash flows;
and new disclosures will be required for MPMs, of
which we believe that the following will meet the MPM
definition:  Adjusted net earnings, EBITDA, Adjusted
EBITDA and Attributable Adjusted EBITDA.
No standards have been early adopted in the current
period.
3 ■  Critical Judgments, Estimates, Assumptions and
Risks

The judgments, estimates, assumptions and risks
discussed here reflect updates from the 2025 Annual
Financial Statements. For judgments, estimates,
assumptions and risks related to other areas not discussed
in these interim consolidated financial statements, please
refer to Notes 3 and 28 of the 2025 Annual Financial
Statements.
a)    Provision for Environmental Rehabilitation (“PER”)
Provisions are updated each reporting period for changes
to expected cash flows and for the effect of changes in the
discount rate and foreign exchange rates. The change in
estimate is added or deducted from the related asset and
depreciated over the expected economic life of the
operation to which it relates. In the case of closed sites,
changes in estimates and assumptions are recognized
immediately in the consolidated statements of income. For
Q2 2026, we recorded a net decrease of $35 million (Q2
2025: $108 million net decrease) to the PER at our
minesites and for YTD 2026, a net decrease of $79 million
(YTD 2025: $82 million net decrease) primarily due to
spending incurred during the year and an increase in the
discount rate, partially offset by accretion.
Adjustments to the estimated amount and timing of
future closure and rehabilitation cash flows are a normal
occurrence in light of the significant judgments and
estimates involved. Rehabilitation provisions are adjusted
as a result of changes in estimates and assumptions and
are accounted for prospectively. In Q4 of each year, our life of mine plans are updated and that typically results in an
update to the rehabilitation provision.

BARRICK SECOND QUARTER 2026	65	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
b)    Contingencies
Contingencies can be either possible assets or possible
liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not
wholly within our control, occur or fail to occur. The
assessment of such contingencies inherently involves the
exercise of significant judgment and estimates of the
outcome of future events. Refer to Note 17 for further
details on contingencies.
4 ■ Acquisitions and Divestitures

a)    Loulo-Gounkoto
On June 16, 2025, the Bamako Commercial Tribunal placed
Loulo-Gounkoto under temporary provisional
administration. While Barrick retained its 80% legal
ownership of the mining complex, control over operations
transferred to an external administrator. Following this
action by the Malian courts, management concluded that
Barrick had lost control of the subsidiaries that hold our
interest in Loulo-Gounkoto because we could not effectively
exercise power over the relevant activities related to the
mine, nor could we affect the returns of the mine through
managerial involvement. As a result of the loss of control
event in Q2 2025, we deconsolidated the subsidiaries, and
derecognized the assets, liabilities and non-controlling
interest of Loulo-Gounkoto at their carrying amounts at the
date when control was lost.
On November 24, 2025, Barrick announced that
an agreement had been entered into with the Government
of the Republic of Mali to put an end to all disputes
regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to the management of
Société des Mines de Loulo SA (“Somilo”) and Société des
Mines de Gounkoto SA (“Gounkoto”).
We have determined that this represents a
business combination with Barrick identified as the acquirer.
We have determined the acquisition price should be equal
to the fair value of Barrick’s 80% investment in the equity of
Somilo and Gounkoto.
We have determined the fair value of Barrick’s
existing interest in Loulo-Gounkoto immediately before the
acquisition of control, which represents the fair value of the consideration in the transaction. We have also determined
the fair value of the non-controlling interest and performed a provisional allocation of the purchase price to identified
assets and liabilities.
The tables below present the provisional allocation
of the purchase price to the assets and liabilities acquired initially recorded in the fourth quarter of 2025.  A
measurement period update was recorded in the second
quarter of 2026, primarily due to additional royalties,
penalties and interest related to the periods prior to
obtaining control. This results in adjustments to those
provisional fair values effective as at the acquisition date in
December 2025, as well as the net expense related to
Loulo-Gounkoto recognized in Q4 2025.  Refer to note 17
for further details.  We expect to complete the purchase
price allocation process in the second half of 2026.

($ millions)	Preliminary	Change	Revised
Fair value (100%)	$3,220	$(91)	$3,129
Fair value (80%)	2,576	(73)	2,503

Provisional fair value allocation at acquisition
Cash	$71	$—	$71
Other current assets	154	12	166
Inventory	629	2	631
Property, plant and equipment	3,131	(3)	3,128
Other long-term assets	120	68	188
Total assets	$4,105	$79	$4,184
Current liabilities	$347	$244	$591
Deferred income tax liabilities	474	(75)	399
Lease liabilities	17	—	17
Provisions	47	—	47
Other liability to NCI	240	(90)	150
Total liabilities	$1,125	$79	$1,204
Non-controlling interests	404	73	477
Net assets acquired	$2,576	$(73)	$2,503
We primarily used a discounted cash flow model (being the
net present value of expected future cash flows) to
determine the fair value of the mining interests and used a
depreciated replacement cost approach in determining the
fair value of property, plant and equipment. Expected future cash flows are based on estimates of future gold prices
inclusive of a $3,000/oz long-term gold price and projected
future revenues, estimated quantities of ore reserves and
mineral resources, including expected conversions of
resources to reserves, expected future production costs
and capital expenditures based on the life of mine plans for the mines as at the acquisition date. A WACC of 16% was
applied in the discounted cash flow model.
Since it has been consolidated from December 16,
2025, Loulo-Gounkoto contributed revenue of $505 million
and net income of $16 million for the year ended December
31, 2025. If the acquisition had occurred on January 1,
2025, consolidated revenue and consolidated net income
for the year ended December 31, 2025, would have been
$1,036 million and $484 million, respectively. For the six
months ended June 30, 2026, revenue and net income
were $907 million and $352 million, respectively, and
excludes other expenses relating to additional royalties,
penalties and interest paid to the Government of Mali due to the retrospective application of the 2023 Mining Code to
2024 and 2025.  Refer to note 9 for further details. The fair value of accounts receivable was $104 million (included in
other current assets) as at December 16, 2025, which was
equivalent to the contractual amount.

BARRICK SECOND QUARTER 2026	66	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
5 ■  Segment Information

Barrick’s business is organized into fourteen minesites. Barrick’s Chief Operating Decision Maker ("CODM") (Mark Hill, President
and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise
Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2026	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income
Carlin[2]	$1,250	$405	$119	$—	$3	$723
Cortez[2]	742	290	91	2	2	357
Turquoise Ridge[2]	590	179	42	—	(1)	370
Pueblo Viejo[2]	802	218	86	2	3	493
Loulo-Gounkoto[2,3]	481	213	41	—	39	188
Kibali[4]	314	99	34	—	7	174
Lumwana	505	209	71	—	3	222
North Mara[2]	194	94	23	—	5	72
Bulyanhulu[2]	237	79	21	—	1	136
Reportable segment total	$5,115	$1,786	$528	$4	$62	$2,735
Other Mines[2]	457	146	53	3	1	254
Share of equity investees[4]	(314)	(99)	(34)	—	(7)	(174)
Segment total	$5,258	$1,833	$547	$7	$56	$2,815
Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$898	$361	$68	$4	$1	$464
Cortez[2]	579	232	62	1	2	282
Turquoise Ridge[2]	410	172	44	—	(5)	199
Pueblo Viejo[2]	517	190	77	—	3	247
Loulo-Gounkoto[2,3]	—	—	8	—	63	(71)
Kibali[4]	226	76	32	—	29	89
Lumwana	340	125	69	—	2	144
North Mara[2]	201	65	19	—	11	106
Bulyanhulu[2]	133	50	14	—	2	67
Reportable segment total	$3,304	$1,271	$393	$5	$108	$1,527
Other Mines[2]	610	242	65	1	9	293
Share of equity investees[4]	(226)	(76)	(32)	—	(29)	(89)
Segment total	$3,688	$1,437	$426	$6	$88	$1,731

BARRICK SECOND QUARTER 2026	67	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2026	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income
Carlin[2]	$2,649	$785	$244	$1	$4	$1,615
Cortez[2]	1,461	521	172	2	3	763
Turquoise Ridge[2]	1,362	339	89	—	(7)	941
Pueblo Viejo[2]	1,471	384	153	3	6	925
Loulo-Gounkoto[2,3]	907	416	79	—	60	352
Kibali[4]	656	198	67	—	19	372
Lumwana	852	383	114	—	9	346
North Mara[2]	412	172	44	—	8	188
Bulyanhulu[2]	459	147	39	—	3	270
Reportable segment total	$10,229	$3,345	$1,001	$6	$105	$5,772
Other Mines[2]	958	282	104	4	1	567
Share of equity investees[4]	(656)	(198)	(67)	—	(19)	(372)
Segment total	$10,531	$3,429	$1,038	$10	$87	$5,967
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,576	$700	$130	$5	$4	$737
Cortez[2]	1,035	416	119	3	4	493
Turquoise Ridge[2]	774	328	91	—	(4)	359
Pueblo Viejo[2]	894	352	152	1	6	383
Loulo-Gounkoto[2,3]	—	—	14	1	142	(157)
Kibali[4]	418	157	64	—	36	161
Lumwana	645	273	129	—	4	239
North Mara[2]	436	146	40	—	14	236
Bulyanhulu[2]	279	111	30	—	4	134
Reportable segment total	$6,057	$2,483	$769	$10	$210	$2,585
Other Mines[2]	1,193	479	123	3	12	576
Share of equity investees[4]	(418)	(157)	(64)	—	(36)	(161)
Segment total	$6,832	$2,805	$828	$13	$186	$3,000
1Includes accretion expense, which is included within finance costs in the consolidated statement of income. For Q2 2026, accretion expense was $11 million (Q2
2025: $12 million) and for YTD 2026, accretion expense was $23 million (YTD 2025: $26 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for Q2 2026 for Nevada Gold Mines $1,089 million, $474 million,
$613 million (Q2 2025: $795 million, $398 million, $396 million), Pueblo Viejo $338 million, $122 million, $215 million (Q2 2025: $210 million, $108 million, $102 million), Loulo-Gounkoto $96 million, $51 million, $39 million (Q2 2025: $nil, $2 million, $(12) million), North Mara and Bulyanhulu $69 million, $34 million, $33 million (Q2 2025: $53 million, $23 million, $30 million), and Tongon $nil, $nil, $nil (Q2 2025: $10 million, $8 million, $3 million), and for YTD 2026 for Nevada Gold
Mines $2,291 million, $902 million, $1,386 million (YTD 2025: $1,439 million, $753 million, $680 million), Pueblo Viejo $613 million, $216 million, $395 million (YTD
2025: $359 million, $203 million, $156 million), Loulo-Gounkoto $181 million, $99 million, $72 million (YTD 2025: $nil, $3 million, $(29) million), North Mara and
Bulyanhulu $139 million, $64 million, $73 million (YTD 2025: $114 million, $52 million, $61 million), and Tongon $nil, $nil, $nil (YTD 2025: $20 million, $15 million,
$5 million), respectively.
3For Q2 2026 and YTD 2026, segment income for Loulo-Gounkoto excludes other expenses relating to additional royalties, penalties and interest paid to the
Government of Mali due to the retrospective application of the 2023 Mining Code to 2024 and 2025.  Refer to note 9 for further details.
4Our 45% share of Kibali is accounted for using the equity method.

BARRICK SECOND QUARTER 2026	68	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Reportable segment income	$2,735	$1,527	$5,772	$2,585
Segment income from Other Mines	254	293	567	576
Share of equity investees in reportable segment income	(174)	(89)	(372)	(161)
Other revenue	34	(7)	(21)	(21)
Other cost of sales/amortization	(15)	(15)	(27)	(30)
Exploration, evaluation and project expenses not attributable to segments	(127)	(76)	(240)	(123)
General and administrative expenses	(31)	(39)	(70)	(81)
Other income (expense) not attributable to segments	(164)	(276)	(141)	(362)
Impairment charges	1	—	1	(4)
Loss on currency translation	(14)	2	(34)	—
Closed mine rehabilitation	(15)	8	(12)	(11)
Income from equity investees	155	77	471	144
Finance costs, net (includes non-segment accretion)	(15)	(46)	(42)	(94)
Loss on non-hedge derivatives	—	(1)	—	(1)
Income before income taxes	$2,624	$1,358	$5,852	$2,417

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Carlin	$197	$156	$381	$360
Cortez	121	119	237	219
Turquoise Ridge	40	27	68	48
Pueblo Viejo	118	84	233	171
Loulo-Gounkoto	37	5	37	23
Kibali	60	33	100	67
Lumwana	243	183	407	253
North Mara	63	53	113	93
Bulyanhulu	51	36	92	74
Other Mines	32	71	79	142
Segment total	$962	$767	$1,747	$1,450
Other items not allocated to segments	319	244	635	368
Total	$1,281	$1,011	$2,382	$1,818
Share of equity investees	(60)	(33)	(100)	(67)
Total	$1,221	$978	$2,282	$1,751
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated
Statements of Cash Flow are presented on a cash basis. For Q2 2026, cash expenditures were $1,189 million (Q2 2025: $934 million) and the increase in accrued expenditures was $32 million (Q2 2025: $44 million increase). For YTD 2026, cash expenditures were $2,168 million (YTD 2025: $1,771 million) and the increase in accrued expenditures was $114 million (YTD 2025: $20 million decrease).
Purchase Commitments
At June 30, 2026, we had purchase obligations for supplies and consumables of $3,679 million (December 31, 2025: $3,837 million).
Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of
$2,550 million at June 30, 2026 (December 31, 2025: $2,329 million).

BARRICK SECOND QUARTER 2026	69	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
6 ■  Revenue

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Gold sales
Spot market sales[1]	$4,432	$3,117	$8,981	$5,718
Concentrate sales	254	155	450	304
Provisional pricing adjustments	(21)	8	(10)	24
	$4,665	$3,280	$9,421	$6,046
Copper sales
Concentrate sales	$229	$196	$439	$471
Cathode and anode sales[2]	268	141	442	141
Provisional pricing adjustments	2	—	(39)	29
	$499	$337	$842	$641
Other sales[3]	128	64	247	124
Total	$5,292	$3,681	$10,510	$6,811
1Includes realized losses on gold contracts of $18 million for Q2 2026 (Q2 2025: $nil) and $60 million for YTD 2026 (YTD 2025: $nil).  Refer to note 13 for further details.
22025 figures have been changed to present cathode and anode sales separately from concentrate sales.
3Revenues include the sale of by-products for our gold and copper mines.
7 ■  Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2026	2025	2026	2025	2026	2025	2026	2025
Site operating costs[1,2]	$1,357	$1,179	$165	$99	$—	$—	$1,522	$1,278
Depreciation[1]	478	359	71	68	6	9	555	436
Royalty expense	196	103	43	25	—	—	239	128
Mining and production taxes	68	25	—	—	—	—	68	25
Community relations	10	10	1	1	—	—	11	11
	$2,109	$1,676	$280	$193	$6	$9	$2,395	$1,878
	Gold		Copper		Other[3]		Total
For the six months ended June 30	2026	2025	2026	2025	2026	2025	2026	2025
Site operating costs[1,2]	$2,536	$2,276	$308	$225	$—	$—	$2,844	$2,501
Depreciation[1]	927	701	114	128	14	18	1,055	847
Royalty expense	389	198	73	46	—	—	462	244
Mining and production taxes	114	48	—	—	—	—	114	48
Community relations	17	21	2	2	—	—	19	23
	$3,983	$3,244	$497	$401	$14	$18	$4,494	$3,663
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $33 million for Q2 2026 (Q2 2025: $nil) and
$64 million for YTD 2026 (YTD 2025: $1 million).
2Site operating costs includes the costs of extracting by-products.
3Other includes corporate amortization.
8 ■  Earnings Per Share

	For the three months ended June 30				For the six months ended June 30
	2026		2025		2026		2025
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$1,892	$1,892	$1,256	$1,256	$4,373	$4,373	$2,037	$2,037
Net income attributable to non-controlling interests	(675)	(675)	(445)	(445)	(1,554)	(1,554)	(752)	(752)
Net income attributable to equity holders of Barrick Mining Corporation	$1,217	$1,217	$811	$811	$2,819	$2,819	$1,285	$1,285
Weighted average shares outstanding	1,666	1,666	1,716	1,716	1,671	1,671	1,721	1,721
Basic and diluted earnings per share attributable to the equity holders of Barrick Mining Corporation	$0.73	$0.73	$0.47	$0.47	$1.69	$1.69	$0.75	$0.75

BARRICK SECOND QUARTER 2026	70	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
9 ■  Other (Income) Expense

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Other expense:
Loulo-Gounkoto reduced operations costs[1]	$42	$58	$54	$125
Loss on Kibali JV Receivable	—	—	46	—
Litigation legal expenses	3	16	8	20
Bank charges	2	2	3	3
Loulo-Gounkoto[2]	210	1,035	210	1,035
Litigation settlement accruals	—	—	—	91
Loss on non-hedge derivatives	—	1	—	1
Loss (gain) on warrant investments at FVPL	—	(1)	—	(1)
Other	11	(1)	7	17
Total other expense	$268	$1,110	$328	$1,291
Other income:
Remeasurement of contingent consideration	($41)	$—	($96)	$—
Interest income on other assets	(8)	(12)	(18)	(23)
Gain on sale of non-current assets	(10)	(745)	(9)	(745)
Total other income	($59)	($757)	($123)	($768)
Total other (income) expense	$209	$353	$205	$523
12026 expenses relate to remobilization costs.  Refer to note 4 for further details.
22026 expenses relate to additional royalties, penalties and interest paid to the Government of Mali due to the retrospective application of the 2023
Mining Code to 2024 and 2025, while 2025 reflects the net loss recognized due to the change of control in Q2 2025, partially offset by the value of the retained investment in Loulo-Gounkoto.  Refer to note 4 for further details.
10 ■  Income Tax Expense

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Current	$486	$465	$1,066	$752
Deferred	246	(363)	413	(372)
Total	$732	$102	$1,479	$380
Income tax expense was $1,479 million for YTD 2026 (YTD
2025: $380 million). The unadjusted effective income tax
rate for YTD 2026 was 25% of income before income taxes.
The underlying effective income tax rate on
ordinary income for YTD 2026 was 24% after adjusting for
the impact of foreign currency translation losses on current and deferred tax balances, changes in rehabilitation
provisions relating to non-operating mines, non-deductible
foreign exchange losses, the remeasurement of the Hemlo
contingent consideration; the impact of Loulo-Gounkoto,
gains and losses on the sale of assets, and other non-
recurring tax and non-tax adjustments.
Currency Translation
Current and deferred tax balances are subject to
remeasurement for changes in foreign currency exchange
rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different
functional currency (typically US dollars). The most
significant balances relate to Argentine, Malian and
Zambian tax balances.
In YTD 2026, a tax expense of $56 million (YTD
2025: $47 million tax recovery) arose primarily from net
translation losses on current tax balances due to the
strengthening of the Zambian Kwacha as well as translation
losses on deferred tax balances due to the weakening of
the West African CFA and the Argentine peso against the
US dollar. These net translation losses are included within
income tax expense.
Withholding Taxes
For YTD 2026, we have recorded $109 million (YTD 2025:
$50 million related to Argentina, Saudi Arabia, Tanzania,
and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Argentina and Tanzania, and undistributed earnings of our
subsidiaries in Mali, Saudi Arabia and the United States.
United States Tax Reform
Under the Inflation Reduction Act signed in August 2022,
the United States implemented a 15% corporate alternative
minimum tax (“CAMT”) on applicable financial statement
income, effective for tax years beginning after December
31, 2022, with CAMT credit carryforwards having an
indefinite life. Barrick is subject to CAMT as it meets the
requisite income thresholds for a foreign-parented multi-
national group.
Since its introduction, we have recognized a
deferred tax asset (DTA) from the CAMT credit
carryforwards, anticipating recovery against future US
Federal Income Tax liabilities. In Q1 2026, the IRS outlined additional interim guidance on the CAMT to allow several
new adjustments to adjusted financial statement income
(AFSI) and modify the scope of certain AFSI adjustments in
prior interim guidance. Given potential future developments, the timing and amount of such CAMT recovery may be
subject to change pending issuance of final regulations.
Organization for Economic Co-operation and
Development (“OECD”) Pillar Two model rules
These rules apply to multi-national enterprises with annual
consolidated revenues of at least €750 million in at least
two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.
Canada enacted Pillar Two legislation through the
Global Minimum Tax Act (“GMTA”), effective for fiscal years
beginning on or after December 31, 2023. Certain
jurisdictions in which the Group operates have also
enacted, or are in the process of enacting, legislation
implementing the Pillar Two framework. In accordance with
the GMTA, the Group filed its first GloBE Information Return and the related Canadian tax returns for the 2024 fiscal
year on June 30, 2026.
Consistent with the amendments to IAS 12 Income
Taxes issued by the IASB in May 2023, the Group has
applied the mandatory temporary exception from the
recognition and disclosure of deferred tax assets and
liabilities arising from Pillar Two income taxes. Accordingly, no deferred tax assets or liabilities have been recognized or disclosed in respect of Pillar Two legislation.
Based on the Group’s assessment of the OECD
Transitional Safe Harbor rules, no material Pillar Two
current tax expense or liability was identified for Q2 2026.
As the law is evolving, both in Canada and elsewhere, we
will continue to monitor the impact of this legislation.

BARRICK SECOND QUARTER 2026	71	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
11 ■  Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Adjustments for non-cash income statement items:
Loss on Kibali JV receivable	$—	$—	$46	$—
Share-based compensation expense	24	27	62	69
Inventory impairment charges	17	—	33	1
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(9)	(8)	(17)	(15)
Change in estimate of rehabilitation costs at closed mines	—	(17)	(15)	(7)
Remeasurement of contingent consideration	(41)	—	(96)	—
Litigation settlement accruals	—	—	—	91
Loss on non-hedge derivatives	—	1	—	1
Loss (gain) on warrant investments at FVPL	—	(1)	—	(1)
Change in other assets and liabilities	(56)	(66)	(159)	(108)
Settlement of share-based compensation	(14)	—	(154)	(53)
Settlement of rehabilitation obligations	(35)	(39)	(70)	(90)
Other operating activities	($114)	($103)	($370)	($112)
Cash flow arising from changes in:
Accounts receivable	($92)	($216)	($19)	($204)
Inventory	(58)	2	(110)	(65)
Value added taxes receivable[1]	(96)	(36)	(150)	(96)
Other current assets	(59)	(15)	(73)	(17)
Accounts payable	114	64	(136)	40
Other current liabilities	(188)	72	(193)	108
Change in working capital	($379)	($129)	($681)	($234)
1  Excludes $54 million (Q2 2025: $58 million) for Q2 2026 and $74 million (YTD 2025: $75 million) for YTD 2026 of VAT receivables that were settled against offsetting of income taxes payable and $6 million (Q2 2025: $4 million) for Q2 2026 and $16 million (YTD 2025: $48 million) for YTD 2026 of VAT receivables that were settled against offsetting of other duties and liabilities.
12 ■  Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2025	$2,015	$401	$875	$780	$41	$4,112
Equity pick-up (loss) from equity investees	203	139	(26)	121	—	437
Funds invested	—	—	—	—	1	1
Dividends received from equity investees	(67)	(130)	—	—	(2)	(199)
Equity earnings adjustment	—	—	—	7	—	7
Shareholder loan repayment	—	—	—	(138)	(4)	(142)
At December 31, 2025	$2,151	$410	$849	$770	$36	$4,216
Equity pick-up (loss) from equity investees	274	85	26	87	(1)	471
Funds invested	—	—	—	—	2	2
Dividends received from equity investees	(190)	(87)	—	—	—	(277)
Shareholder loan repayment	—	—	—	(170)	—	(170)
At June 30, 2026	$2,235	$408	$875	$687	$37	$4,242
`

BARRICK SECOND QUARTER 2026	72	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
13 ■  Financial Instruments

Financial instruments include cash; evidence of ownership
in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/
receive cash or another financial instrument.
Gold Contracts
In Q3 2025, we entered into 25,000 ounces of zero cost
gold collars that mature every month between September
2025 and August 2028 for a total of 900,000 ounces. These
contracts contain purchased put and sold call options with
strike prices of $3,100/oz and $4,310/oz, respectively.
These contracts are designated as cash flow hedges, with
the effective portion of the hedge recognized in other
comprehensive income and the ineffective portion
recognized as loss (gain) on non-hedge derivatives. The
realized loss related to these positions is $18 million for Q2
2026 (Q2 2025: $nil) and $60 million (YTD 2025: $nil) for
YTD 2026, and was recorded in revenue. As at June 30,
2026, the fair value of the remaining derivatives is a loss of
$176 million (December 31, 2025: $386 million), with $45
million recorded as other current liabilities and $131 million recorded as other non-current liabilities (December 31,
2025: $89 million and $297 million, respectively).  As at
June 30, 2026, 650,000 ounces of gold collars remain
outstanding.
14 ■  Fair Value Measurements

a)    Assets and Liabilities Measured at Fair Value on a
Recurring Basis

As at June 30, 2026	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$37	$—	$—	$37
Derivatives[2]	—	(176)	—	(176)
Receivables from provisional copper and gold sales	—	325	—	325
Receivable from NOVAGOLD	—	—	175	175
Contingent consideration[3]	—	—	344	344
	$37	$149	$519	$705
1Includes equity investments in other mining companies.
2Refer to note 13 for further details.
3    Primarily includes contingent consideration relating to the Tongon mine,
Norte Abierto project, Hemlo mine and Alturas project.
b)    Fair Values of Financial Assets and Liabilities

	As at June 30, 2026		As at December 31, 2025
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$980	$980	$940	$940
Other investments[2]	37	37	131	131
Contingent consideration[3]	344	344	240	240
	$1,361	$1,361	$1,311	$1,311
Financial liabilities
Debt[4]	$4,682	$4,878	$4,703	$4,970
Derivative liabilities[5]	176	176	386	386
Other liabilities	760	760	803	803
	$5,618	$5,814	$5,892	$6,159
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily includes contingent consideration relating to the Tongon mine,
Norte Abierto project, Hemlo mine and Alturas project.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
5Refer to note 13 for further details.
The Company’s valuation techniques for our remaining
financial assets and liabilities were presented in Note 26 of the 2025 Annual Financial Statements and have been
consistently applied in these interim financial statements.
15 ■ Capital Stock

a)    Authorized Capital Stock
Our authorized capital stock is composed of an unlimited
number of common shares (issued 1,645,884,419 common
shares as at June 30, 2026). Our common shares have no
par value.
b)    Dividends
The Company’s practice has been to declare dividends
after a quarter as part of the announcement of the results
for the quarter. Dividends declared are paid in the same
quarter.
The Company’s dividend reinvestment plan
resulted in 218,876 common shares being issued to
shareholders for YTD 2026.
At the August 7, 2026 meeting, the Board of
Directors approved a dividend of $0.175 per share
(approximately $300 million) to be paid on September 15,
2026 to shareholders of record at the close of business on
August 31, 2026.
c)    Share Buyback Program
At the May 8, 2026 meeting, the Board of Directors
authorized a new share buyback program for the purchase
of up to $3 billion of Barrick’s outstanding common shares
over the next 12 months.  During YTD 2026, Barrick
purchased 29.7 million common shares for a total cash
amount of $1,209 million under this program and accrued
$24 million in related taxes.
The actual number of common shares that may be
purchased, and the timing of any such purchases, will be
determined by Barrick based on a number of factors,

BARRICK SECOND QUARTER 2026	73	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
including the Company’s financial performance, the
availability of cash flows, and the consideration of other
uses of cash, including capital investment opportunities,
returns to shareholders, and debt reduction.
The repurchase program does not obligate the
Company to acquire any particular number of common
shares, and the repurchase program may be suspended or
discontinued at any time at the Company’s discretion.
16 ■  Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon[2]	Reko Diq	Other	Total
NCI in subsidiary at June 30, 2026	38.5%	40%	16%	20%	—	50%	Various
At January 1, 2025	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966
Share of income (loss)	1,851	272	95	(57)	10	(10)	—	2,161
Cash contributed	—	—	—	—	—	362	—	362
Loss of control[3]	—	—	—	(686)	—	—	—	(686)
Acquisitions (divestitures)[3]	—	—	—	477	(19)	—	—	458
Disbursements	(1,579)	(168)	(75)	—	(7)	—	—	(1,829)
At December 31, 2025	$6,651	$1,264	$395	$429	$—	$773	($80)	$9,432
Share of income (loss)	1,307	212	48	(12)	—	(1)	—	1,554
Cash contributed	—	—	—	—	—	193	—	193
Disbursements	(1,275)	(212)	(48)	(100)	—	—	—	(1,635)
At June 30, 2026	$6,683	$1,264	$395	$317	$—	$965	($80)	$9,544
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the
Atlantic Group for total consideration of up to $305 million.  The transaction closed on December 1, 2025.
3Refer to note 4 for further details.  Acquisition (divestitures) has been revised to reflect an update to the provisional purchase price allocation relating to Loulo-Gounkoto.
17 ■  Contingencies

Certain conditions may exist as of the date the financial
statements are issued that may result in a loss to the
Company, but which will only be resolved when one or
more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial
statements and noted below may be material.
Except as noted below, no material changes have
occurred with respect to the matters disclosed in Note 36
“Contingencies” to the 2025 Annual Financial Statements,
and no new contingencies have occurred that are material
to the Company since the issuance of the 2025 Annual
Financial Statements.
The description set out below should be read in
conjunction with Note 36 “Contingencies” to the 2025
Annual Financial Statements.
Litigation and Claims Update
Pascua-Lama — Proposed Canadian Securities Class
Actions
In the Ontario proceeding, the Ontario Superior Court of
Justice issued its decision on the plaintiffs’ motion for class certification on March 4, 2026. The Court certified the
plaintiffs’ statutory secondary market and common law
misrepresentation claims but declined to certify the
plaintiffs’ primary market claims.
In the Quebec proceeding, both parties have
delivered expert reports. Trial is scheduled for April 18 to
May 15, 2028.
Pascua-Lama — SMA Regulatory Sanctions
On June 23, 2026, the SMA dismissed the appeal filed by
the group of local farmers and indigenous communities
opposing the SMA’s November 13, 2024 decision not to
assess any additional fines against CMN.
Veladero — Operational Incidents and Associated
Proceedings
On June 5, 2026, the Federal Court dismissed the
previously disclosed Federal Amparo Action. The National
Minister did not appeal this decision. The previously
disclosed Provincial Amparo Action remains pending.
North Mara — Ontario Litigation
On April 7, 2026, the Court of Appeal for Ontario dismissed
the plaintiffs’ appeal, upholding Barrick’s motion to
permanently stay both actions on the grounds that Tanzania
is a more appropriate forum in which to litigate this matter.
On June 8, 2026, the plaintiffs filed an application for leave to appeal to the Supreme Court of Canada, which Barrick
will oppose.
Loulo-Gounkoto Mining Conventions Dispute
Further to the terms of the settlement agreement
announced on November 24, 2025, the 10-year renewal of
the Somilo Exploitation Permit was granted under the 2023
Mining Code on February 13, 2026. Also further to the
settlement agreement, the senior judge at the Pôle National
Économique et Financier issued a ruling dated March 25,
2026 dismissing the criminal proceedings previously issued
against Somilo, Gounkoto and certain individuals. This
matter is now closed.
Pursuant to a tax reconciliation process
contemplated by the settlement agreement, a total of $200
million was paid to the Government of Mali in April 2026 in
respect of additional royalties, penalties and interest related to the retrospective application of the 2023 Mining Code to

BARRICK SECOND QUARTER 2026	74	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto for 2024 and 2025. Also as part of this tax
reconciliation process, on July 1, 2026, the Government of
Mali notified Somilo that approximately $48 million in
additional penalties remains owing in respect of the 2024
and 2025 tax years, which Somilo will resolve through a
combination of cash and VAT offsets. Barrick is continuing
to engage with the Government of Mali regarding the tax
reconciliation process.
18 ■  Subsequent Events

On August 9, 2026 Barrick reached an agreement with
Newmont to expand the assets in the Nevada Gold Mines
Joint Venture by vending in their excluded properties:
Fourmile from Barrick; Mike and Fiberline from Newmont,
early. Newmont will pay Barrick a top-up payment of $1.95
billion cash. The agreement resolves all outstanding
disputes related to NGM and includes revisions to the NGM
joint venture agreement.